
11007753


NETSCOUT

2011 ANNUAL REPORT TO STOCKHOLDERS

- LETTER TO STOCKHOLDERS
- NOTICE OF 2011 ANNUAL MEETING AND PROXY STATEMENT
- 2011 ANNUAL REPORT ON FORM 10-K



2011 Letter to Stockholders

Dear Fellow Stockholders, Employees, Customers and Friends,

Fiscal 2011 was a successful year for NetScout. We saw growth in revenue, operating margins and profitability despite a challenging economic environment. Non-GAAP revenue grew to $290 million, an increase of 11% over last year. We met our goal of continuing to expand operating margins; non-GAAP operating margins were 24%, up two percentage points over a year ago. Non-GAAP earnings per share increased 21%.

As the year progressed we performed well in our major vertical markets. New business bookings, the foundation of our revenue growth, grew 14% overall. Our broader enterprise sector strengthened, finishing the year with a 17% increase in new business. Within the enterprise vertical, new bookings from financial services grew 25%. We also recorded a 12% increase in new business from our service provider customers, and expect that growth to accelerate in fiscal year 2012. We finished the year with record cash and marketable securities of $229 million, an increase of more than $58 million year-over-year.

The market for NetScout products is larger than ever. Virtualization, the "cloud," media-rich services and mobility are reshaping the IT landscape. We remain committed to building innovative solutions for solving IT challenges across these fast-growing markets. We expect new business from service providers to continue to accelerate as carriers compete through investments in 4G/ LTE networks and as we roll out a number of product enhancements for LTE mobile networks. We have added engineering and sales resources to fully exploit growth opportunities, and we are now well positioned at Tier 1 carriers globally and have been winning significant Tier 2 business, substantially focused on new LTE implementations.

We accelerated our growth with several unique new product offerings and enhancements launched over the past year. We delivered a half dozen significant new products, all aimed at broadening our penetration across the enterprise, government and service provider verticals. In early fiscal 2011, we began shipping nGenius Service Delivery Manager, which greatly extended our service management capabilities by providing an integrated end-to-end view of service delivery. We released follow-on enhancements to Service Delivery Manager and to Subscriber Intelligence with CDMA and other protocols to support our mobile operators' 3G expansion and fast-growing LTE deployments. We launched the new high performance Infinistream 7900 series appliance, offering expandable storage from 32 to 96 terabytes for high-capacity environments such as wireless service provider infrastructures and cloud datacenters. For our enterprise customers, we launched the nGenius Integrated Agent for Cisco's ISR routers to support customers with management capability for their remote facilities. We announced our next-generation, deep packet analysis technology called Adaptive Session Intelligence. This proprietary technology allows closer monitoring even as network speeds continue to accelerate, and will be rolled out in successive releases in 2012 across our Service Assurance product family.

In 2012 you will see accelerating evolution of the nGenius Service Assurance Solution, on both the enterprise and service provider fronts, including session-level and transaction-level visibility and intelligence for business services based on our Adaptive Session Intelligence technology.

At the end of the fiscal year we announced the acquisition of Psytechnics, Ltd., a privately-held firm based in Ipswich, United Kingdom, and a market leader in the area of monitoring IP Voice, Video and Telepresence. Psytechnics has 132 issued and pending patents worldwide covering related standards and proprietary technology and is recognized as the world authority on voice and video quality assessment. The company is also bringing us important new customers and exciting strategic partnerships. This acquisition enables us to access new service management market segments associated with Unified Communications, Telepresence and Telemedicine. We will be strengthening our Unified Service Delivery Platform for Unified Communications deployments over the course of the year and we expect our new voice and video capability to contribute significantly to growth in fiscal 2012 and beyond.

We are also very pleased that NetScout has been receiving a growing number of industry awards for our visionary technology as well as our financial achievements, including recognition from Frost & Sullivan, Interop, NetworkWorld, Forbes and Fortune, demonstrating our continued industry leadership and increasing market mindshare.

We are confident about our fiscal 2012 growth prospects, based on a strong new product line-up that features advanced proprietary technology, the addition of a proven voice/video assurance solution to our portfolio, investments we made last year in new service provider territories, continued rapid growth of the service provider data market and our increasing visibility in all our key market segments. We extend our thanks to our dedicated and outstanding employees, our customers, partners and our shareholders for their continued support.

Sincerely,

Anil K. Singhal
President, Chief Executive Officer and Chairman of the Board



Notice of 2011 Annual Meeting and Proxy Statement



July 26, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NetScout Systems, Inc. on Wednesday, September 7, 2011 at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts.

At the Annual Meeting, you will be asked to (1) elect two directors nominated by our Board, (2) to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2012, (3) approve a share increase of 8,000,000 shares and certain amendments to the NetScout Systems, Inc. 2007 Equity Incentive Plan, (4) approve the 2011 Employee Stock Purchase Plan, (5) approve, on an advisory basis, the compensation of our named executive officers, and (6) to indicate, on an advisory basis, the preferred frequency of shareholder advisory votes on the compensation of our named executive officers. The accompanying proxy statement describes these matters in more detail.

If you are a stockholder of record, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your vote instruction form for instructions.

It is important that your shares be voted whether or not you attend the meeting. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing. Your prompt cooperation will be appreciated.

Very truly yours,

Anil K. Singhal
Chairman, President, and Chief Executive Officer

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 7, 2011

To the Stockholders of NetScout Systems, Inc.:

The Annual Meeting of Stockholders of NetScout Systems, Inc. will be held on Wednesday, September 7, 2011, at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts, for the following purposes:

1. To elect two Class III directors nominated by our Board to serve for three year terms or until their respective successors are elected and qualified.
2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2012.
3. To approve certain amendments to, and the increase of 8,000,000 shares authorized for issuance under, the NetScout Systems, Inc. 2007 Equity Incentive Plan.
4. To approve our 2011 Employee Stock Purchase Plan.
5. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement in accordance with Securities Exchange Commission rules.
6. To indicate, on an advisory basis, the preferred frequency of shareholder advisory votes on the compensation of our named executive officers.
7. To consider other business properly brought before the meeting or any adjournment.

Stockholders of record at the close of business on July 11, 2011 will be entitled to vote at the meeting and any adjournments.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting you are urged to complete, sign, date, and return the enclosed proxy card as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. No postage is necessary if the proxy card is mailed in the U.S. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by phone—please refer to your enclosed vote instruction form for details. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing.

Notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on September 7, 2011. This proxy statement, the proxy card, and NetScout's Annual Report to Stockholders for the fiscal year ended March 31, 2011 are all available free of charge as described in the attached materials.

By Order of the Board of Directors,

Anil K. Singhal
Chairman, President, and Chief Executive Officer

Westford, Massachusetts
July 26, 2011

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

PROXY STATEMENT

July 26, 2011

Questions and Answers about the Annual Meeting and Voting

Why did I receive these proxy materials?

The Board of Directors, or the Board, of NetScout Systems, Inc., a Delaware corporation, or NetScout, or Company is providing these proxy materials to you in connection with the Board's solicitation of proxies to be voted at our 2011 Annual Meeting of Stockholders, or the Annual Meeting. The proxy materials include the proxy statement, form of proxy, and Annual Report to Stockholders, which contains financial statements for the fiscal year ended March 31, 2011.

You are invited to attend the Annual Meeting on Wednesday, September 7, 2011 at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts 01886.

This Proxy Statement and the form of proxy were first made available to stockholders on or about July 26, 2011.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to:

- elect two Class III directors nominated by our Board to serve for three year terms or until their respective successors are elected and qualified;
- ratify the selection of PricewaterhouseCoopers LLP as our an independent registered public accounting firm for the fiscal year ending March 31, 2012;
- approve certain amendments to, and the increase of 8,000,000 shares authorized for issuance under, the NetScout Systems, Inc. 2007 Equity Incentive Plan, or the 2007 Plan;
- to approve our 2011 Employee Stock Purchase Plan, or the 2011 Purchase Plan (and the authorization for the issuance of 2,500,000 shares);
- obtain advisory approval of the compensation of our named executive officers, as disclosed in this proxy statement in accordance with Securities Exchange Commission, or SEC, rules;
- obtain advisory indication of the preferred frequency of shareholder advisory votes on the compensation of our named executive officers; and
- conduct other business that properly comes before the Annual Meeting or any adjournment.

How does the Board recommend that I vote?

The Board recommends that you vote "FOR" each nominee to our Board, "FOR" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2012, "FOR" approval of share increases and amendments to the 2007 Plan, "FOR" approval of the 2011 Purchase Plan, and "FOR" approval of the compensation of our named executive officers. With regard to your advisory vote on how frequently the Company should solicit future shareholder votes on the compensation of our named executive officers, the Company recommends that you vote for a THREE year vote, but you may vote for one, two, or three years.

Who can vote?

Stockholders of record as of July 11, 2010, or the Record Date, may vote. As of July 11, 2011, 42,726,605 shares of our common stock were issued and outstanding. Holders of common stock are entitled to one vote per share on proposals presented at the Annual Meeting.

What is a stockholder of record?

A "stockholder of record" owns NetScout stock which is recorded on the books of our transfer agent, BNY Mellon Shareowner Services. If you hold our stock through a bank, broker, or other intermediary, you are not a stockholder of record but instead hold the stock in "street name." If your stock is held in a street name, the stockholder of record of your shares would be the bank, broker, or intermediary. If you are not a stockholder of record, we do not know that you are a stockholder or how many shares you own.

How do I vote my shares?

Whether or not you plan to attend the Annual Meeting, you should vote your shares by completing, signing, and dating the accompanying proxy card and returning it in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account you may be eligible to vote electronically or by telephone. Please refer to the vote instruction form for instructions. If you attend the Annual Meeting, you may vote in person, even if you have already voted. If you plan to attend the Annual Meeting and vote, and your shares are held by a bank or broker, you should check with your bank or broker to get the appropriate forms.

Our Board named Anil K. Singhal and David P. Sommers as attorneys-in-fact in the proxies. If your proxy has been properly executed and returned in time to be counted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with your voting instructions. If you have returned a signed proxy but have not indicated your vote, your proxy will be voted "FOR" the nominees to our Board, "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2012, "FOR" approval of a share increase of 8,000,000 shares and amendments to the 2007 Plan, "FOR" approval of the 2011 Purchase Plan, "FOR" approval of the compensation of our named executive officers, and for "THREE" years as the preferred frequency of future advisory votes on the compensation of our named executive officers. Our Board knows of no other matters to be presented at the Annual Meeting. For other matters that may properly come before the Annual Meeting, the attorneys-in-fact will use their judgment in voting your shares.

May I change or revoke my proxy?

You may revoke your proxy before it is voted at the Annual Meeting by (1) filing a written notice of revocation (dated after the original proxy) with the Secretary of NetScout before the vote at the Annual Meeting, (2) completing a later dated proxy, including by internet or phone, and delivering it to the Secretary of NetScout before the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person. You should send any written notice of revocation, to be delivered before the Annual Meeting, to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary.

How is a quorum determined?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present at the meeting in person or represented by proxy. On the Record Date, there were 42,726,605 shares outstanding and entitled to vote.

To determine a quorum, we include votes withheld from any nominee, abstentions, and broker "non-votes." Broker "non-votes" occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, which govern this issue regardless of the exchange on which a company is listed, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, and the election of directors, even if they are not contested. Therefore, your broker will not be permitted to vote for directors on your behalf unless you provide them with specific voting instructions before the date of the Annual Meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank, or other nominee) or if you vote in person at the meeting. If there is no quorum, the meeting may adjourn to another date.

What vote is required to approve each proposal and how are votes counted?

Proposal 1: Election of Directors: The nominees to serve as Class III directors who receive the most votes (also known as a "plurality" of the votes cast) will be elected. You may vote either FOR the nominee or WITHHOLD your vote from the nominee. Votes that are withheld will not be included in the vote tally for the election of the directors. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name for the election of the director. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm: The affirmative vote of a majority of the shares present or represented and voting on this proposal is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm with respect to the fiscal year ending March 31, 2012. Abstentions will be counted towards the vote total and will have the same effect as "Against" votes. Brokerage firms do have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to appoint PricewaterhouseCoopers LLP as our independent registered public accounting firm. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2012, our Audit Committee of our Board will consider the results of this vote when selecting auditors in the future.

Proposal 3: Amendments to 2007 Plan: The affirmative vote of the holders of a majority of the shares present or represented and voting on this proposal is required to approve the proposed amendments to the 2007 Plan. Abstentions will be counted towards the vote total and will have the same effect as "Against" votes. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 4: Approval of 2011 Purchase Plan: The affirmative vote of the holders of a majority of the shares present or represented and voting on this proposal is required to approve the proposed 2011 Purchase Plan. Abstentions will be counted towards the vote total and will have the same effect as "Against" votes. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 5: Advisory Vote on Executive Compensation: The affirmative vote of a majority of the shares present or represented and voting on this proposal is required to approve the advisory vote on the compensation of our named executive officers. Abstentions will be counted towards the vote total and will have the same effect as "Against" votes. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 6: Advisory Vote on Frequency of Advisory Votes on Executive Compensation: The frequency receiving the affirmative vote of a majority of the shares of common stock present or represented and voting on this proposal, if any, will be considered the preferred frequency by our stockholders of future advisory votes on the compensation of our named executive officers. Abstentions are included in the number of shares present or represented and voting on this proposal and, therefore, abstentions have the practical effect of making it more difficult for any one frequency option to receive votes from a majority of shares present or represented and voting on this proposal. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote. To the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority of the votes cast, our Board will consider the stockholders' concerns and evaluate any appropriate next steps.

An automated system administered by our transfer agent tabulates the votes for each proposal above.

When Are Stockholder Proposals And Director Nominations Due For Next Year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, Attention: Secretary and must be received by us no later than March 28, 2012. In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

If you wish to submit a proposal for next year's Annual Meeting that is not to be included in next year's proxy materials for such Annual Meeting or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, Attention: Secretary, and such proposal or nomination must be received by us no earlier than the close of business of May 10, 2012 and no later than the close of business of June 11, 2012 and must satisfy the requirements described below under "Stockholder Recommendations for Nominees as Director and Proposal of Other Business." If the date of next year's Annual Meeting is advanced by more than 30 days or delayed by more than 60 days after the anniversary of our annual meeting with respect to the year ended March 31, 2011, or if no proxy statement was delivered to the stockholders in connection with the preceding annual meeting, any stockholder recommendation or proposal must be received by us no earlier than the close of business on the 90th day prior to such advanced or delayed annual meeting date and no later than the close of business on the later of (i) the 60th day prior to such advanced or delayed annual meeting date or (ii) the 10th day following the day on which the first public announcement of the meeting date is first made by us.

You are also advised to review our by-laws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be "householding" our proxy statements and annual reports to stockholders. This means that only one copy of our proxy statement and annual report to stockholders may have been sent to multiple stockholders in your household. We will deliver a separate copy of those documents to you if you call or write us at our principal executive offices, 310 Littleton Road, Westford Massachusetts 01866, Attn: Investor Relations, telephone: 978 614 4000. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

Notice Regarding the Availability of Proxy Materials

Stockholders of record will receive printed proxy materials by mail. In accordance with SEC regulations, we may now furnish proxy materials electronically to each stockholder in street name. Accordingly, all of our stockholders in street name will receive a Notice of Internet Availability, which will be mailed on or about July 26, 2011.

On the date of mailing of the Notice of Internet Availability, such stockholders will be able to access all of the proxy materials on the internet, free of charge, at www.netscout.com/investors. The Notice of Internet Availability will instruct you how to access the proxy materials (including our annual report to stockholders) over the internet. The website will have instructions on how to vote by internet or telephone. The Notice of Internet Availability will also instruct you how to request a paper copy of the proxy card. If you received a Notice of Internet Availability and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials set out in the Notice of Internet Availability.

PROPOSAL 1

ELECTION OF DIRECTORS

The following table sets forth the current directors and the nominees to be elected at the Annual Meeting, as described more fully below:

Nominee or Director's Name and Year First Became Director	Positions with NetScout	Year Term Will Expire	Class
Nominees:			
Joseph G. Hadzima, Jr. (1998)	Director	2014	III
Stephen G. Pearse (2007)	Director	2014	III
Continuing Directors:			
Victor A. DeMarines (2004)	Director	2012	I
Vincent J. Mullarkey (2000)	Director	2012	I
Anil K. Singhal (1984)	Chairman, President, and Chief Executive Officer	2013	II
John R. Egan (2000)	Director	2013	II
Stuart M. McGuigan (2005)	Director	2013	II

The nominees for Class III directors are Messrs. Hadzima and Pearse

Messrs. Hadzima and Pearse are Class III directors whose terms expire at this Annual Meeting and who are nominees for re-election for a term that would expire upon the election and qualification of directors at the Annual Meeting to be held in 2014.

Continuing Directors

The Board is also composed of two Class I directors, Messrs. DeMarines and Mullarkey, whose terms expire in 2012, and three Class II directors, Messrs. Singhal, Egan and McGuigan, whose terms expire in 2013.

As of the Record Date, the size of the Board is fixed at seven members. NetScout's by-laws and certificate of incorporation divide the Board into three classes. The members of each class of directors serve for staggered three-year terms.

Proposal and Recommendation

Our Board has nominated and recommended that Messrs. Hadzima and Pearse be re-elected as Class III directors, to hold office until the Annual Meeting to be held in the year 2014 or until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board knows of no reason why the nominees would be unable or unwilling to serve, but if any of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2012. PricewaterhouseCoopers LLP has served as our auditors since 1993. We expect that a member of PricewaterhouseCoopers LLP will attend the Annual Meeting, will have an opportunity to make a statement if so desired, and will be available to respond to appropriate questions from our stockholders. We are incorporated in Delaware, and Delaware law does not require the ratification of the Audit Committee's selection, but the Audit Committee will consider the results of this vote when selecting auditors in the future.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THIS SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO THE 2007 PLAN

Introduction

The Board of Directors recommends that stockholders approve certain amendments to the 2007 Plan, as amended, or the Amended 2007 Plan, including an increase of 8,000,000 shares authorized for issuance under the plan, subject to the approval of our stockholders. If the proposed amendments to the 2007 Plan are not approved by our stockholders, we currently anticipate that we will exhaust all the shares available for issuance under our 2007 Plan by the end of our fiscal year 2013, or March 31, 2013.

We believe that equity awards help drive superior performance by our officers, directors and employees, contribute significantly to our success, and align the interests of our employees and stockholders.

Our 2007 Plan was approved by our stockholders on September 12, 2007, or the Effective Date, as a successor plan to our 1999 Stock Option Plan. As of March 31, 2011, there were 2,156,693 shares of common stock available for grant under the 2007 Plan, plus 1,744,378 shares underlying outstanding stock options and RSUs granted under the 2007 Plan that might in the future be returned to the plan as a result of cancelation, expiration or forfeiture (such outstanding number, the "Returning Shares"). Of the 1,744,378 Returning Shares, 325,519 shares were subject to outstanding, unexercised stock options, and 1,418,859 were subject to unvested restricted stock awards and RSU awards. There are no other shares underlying outstanding equity awards other than the 1,744,378 shares underlying outstanding awards granted under the 2007 Plan. The weighted average exercise price of stock options outstanding under our equity incentive plans as of March 31, 2011 was approximately $6.35 per share, and the weighted average remaining term of such stock options was approximately 2.7 years. A total of 42,726,605 shares of our common stock were outstanding as of the Record Date.

Important Aspects of our Amended 2007 Plan

Our Board recognizes the performance and motivational benefits of equity compensation and believes that the proposed increase in available shares under the amended 2007 Plan is consistent with our executive compensation philosophy and the compensatory practices of other companies in our peer group and that the 2007 Plan and grants properly consider dilutive effects of awards. Furthermore, since our Board typically grants awards to employees that vest over a four year period, employees must generally remain with the Company in order to reap the potential benefits of their awards.

Additionally, the following provisions in the Amended 2007 Plan are designed to protect our stockholders' interests and to reflect corporate governance best practices including:

- *Stockholder approval is required for additional shares.* The Amended 2007 Plan does not contain an annual "evergreen" provision. Thus, stockholder approval is required each time we need to increase the share reserve, allowing our stockholders the ability to have a say on our equity compensation programs.
- *Repricing is not allowed.* The Amended 2007 Plan prohibits the repricing of outstanding equity awards and the cancellation of any outstanding equity awards that have an exercise price or strike price greater than the current fair market value of our common stock in exchange for cash or other stock awards.
- *Share counting provisions.* The share reserve under the Amended 2007 Plan is reduced one share for each share of common stock issued pursuant to a stock option or stock appreciation right and two shares for each share of common stock issued pursuant to restricted stock, RSUs, performance stock awards, or other stock awards granted under the Amended 2007 Plan on or after March 31, 2011. This helps to ensure that management and our Compensation Committee are using the share reserve effectively and with regard to the value of each type of equity award.

- *Submission of Amended 2007 Plan amendments to stockholders.* The Amended 2007 Plan requires stockholder approval for material amendments to the Amended 2007 Plan, including as noted above, any increase in the number of shares reserved for issuance under the Amended 2007 Plan.
- *Flexibility in designing equity compensation scheme.* The Amended 2007 Plan allows us to provide a broad array of equity incentives, including traditional stock option grants, restricted stock awards, RSU awards and other awards. By providing this flexibility we can quickly and effectively react to trends in compensation practices and continue to offer competitive compensation arrangements to attract and retain the talent necessary for the success of our business.
- *Reasonable limit on equity awards.* The Amended 2007 Plan limits the number of shares of common stock available for equity awards such that no employee may be granted an equity award covering more than 500,000 shares in a calendar year.

Key Amendments to the 2007 Plan

We are asking our stockholders to approve the following amendments to our 2007 Plan, which were approved by the Board on April 26, 2011:

- To increase the number of shares of our common stock available for issuance under the 2007 Plan by an additional 8,000,000 shares;
- To create a "fungible" share reserve under the Amended 2007 Plan whereby such reserve is reduced one share for each share of common stock issued pursuant to a stock option or stock appreciation right and two shares for each share of common stock issued pursuant to restricted stock, RSUs, or other stock awards. This mechanism helps to ensure that management and our Compensation Committee are using the share reserve effectively and with regard to the value of each type of equity award;
- To provide that any shares not delivered to a participant because an award is exercised through a reduction of shares subject to the award (or "cashless exercise") will not be available for issuance under the plan and any shares reacquired by us to cover withholding taxes upon exercise of a stock option or stock appreciation right or as consideration for the exercise of a stock option or stock appreciation right will not become available for issuance under the plan. This provision promotes responsible share usage and prevents the share reserve from being increased continuously;
- To prohibit the repricing of outstanding equity awards and the cancellation of any outstanding equity awards that have an exercise price or strike price greater than the current fair market value of our common stock in exchange for cash or other stock awards under the Amended 2007 Plan; and
- To revise the definition of an "Acquisition" under the Amended 2007 Plan.

We summarize the proposed Amended 2007 Plan in this section, but our summary should be read in conjunction with the full proposed amendments to the 2007 Plan, which we include in *Appendix A*. If we use capitalized terms in this section and do not define them, the terms are as defined in the Amended 2007 Plan.

The Compensation Committee, comprised of independent, non-employee directors, is responsible for the administration of the Amended 2007 Plan. Our Compensation Committee is also responsible for making equity awards to executive officers.

Key Features of the Plan

The maximum number of shares as to which equity awards may be granted under the Amended 2007 Plan is 10,156,693 shares (subject to certain adjustments under the Amended 2007 Plan), of which no more than 500,000 shares may be granted to any one person during any one fiscal year. The total authorized shares represent about 24% of our outstanding shares as of the Record Date.

Description of the Plan

Overall. The Amended 2007 Plan allows us to grant restricted stock units, stock, stock options, and other equity interests to our and our subsidiaries' employees, officers, directors, consultants, and advisors.

Eligibility. Any of the approximately 874 employees, 5 officers, 7 directors, and consultants and advisors of NetScout or our subsidiaries will be eligible to participate in the Amended 2007 Plan.

Administration. Our Compensation Committee is responsible for the Amended 2007 Plan and granting equity awards. Our Compensation Committee may establish rules and guidelines for Amended 2007 Plan administration; select the officers and directors to whom awards are granted; determine the types of awards to be granted and the number of shares covered by such awards; set the terms and conditions of such awards and cancel, suspend, and amend awards. Our Compensation Committee has the discretion to make determinations and interpret the Amended 2007 Plan. Any reference to our Compensation Committee shall be deemed to include as an alternative our Board of Directors.

Shares Subject to the Plan. We are proposing an increase in the available share reserve under the Amended 2007 Plan by 8,000,000 shares of our common stock. If such increase is approved by our stockholders, the maximum number of shares that may be issued pursuant to the Amended 2007 Plan, will increase from 2,156,693 shares currently available for grant under the Amended 2007 Plan, or the Existing Share Reserve, to 10,156,693 shares plus the Returning Shares if any, as such become available from time to time, or the Amended Share Reserve.

The Amended Share Reserve under the Amended 2007 Plan is reduced by (i) one share for each share of common stock issued pursuant to an option or stock appreciation right with a strike price of at least 100% of the fair market value of the underlying common stock on the date of grant, and (ii) two shares for each share of common stock issued pursuant to RSU award, or similar equity-based award other than a stock option or stock appreciation right that is granted on or after March 31, 2011 under the Amended 2007 Plan.

Of the Amended Share Reserve under the Amended 2007 Plan, if any Award expires, or is terminated, surrendered, forfeited, or repurchased by us, in whole or in part, the unissued common stock covered by such Award will again be available for the grant of Awards under the Amended 2007 Plan. If any shares underlying an RSU award, or similar equity-based award other than a stock option or stock appreciation right granted under the Amended 2007 Plan again become available for issuance on or after March 31, 2011 due to forfeiture, expiration, termination, or any other reason, then the number of shares available for issuance under the Amended 2007 Plan will increase by two shares for each such share of common stock that is forfeited, expires or terminates. If any shares underlying a stock option or stock appreciation right granted under the Amended 2007 Plan again become available for issuance at any time due to forfeiture, expiration, termination, or any other reason, then the number of shares available for issuance under the Amended 2007 Plan will increase by one share for each such share of common stock that is forfeited, expires or terminates. If we reacquire any shares of common stock pursuant to our withholding obligations in connection with an RSU award or similar equity-based award other than a stock option or stock appreciation right on or after March 31, 2011, then the number of shares available for issuance under the Amended 2007 Plan will increase by two shares for each such share of common stock that is so withheld. However, if we reacquire any shares of common stock pursuant to our withholding obligations in connection with a stock option or stock appreciation right or if any shares subject to a stock award are not delivered because the stock award is exercised through a reduction of shares subject to the stock award (i.e., "cashless exercise"), such shares will not become available for issuance under the Amended 2007 Plan. In addition, if the exercise price of any award is satisfied by the tender of shares of common stock to us (whether by actual delivery or attestation), the tendered shares do not become available for issuance under the Amended 2007 Plan. In any event, the cumulative number of such shares that may be issued under the Amended 2007 Plan will not exceed the Amended Share Reserve. Shares issued under the Amended 2007 Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

In the event of certain corporate transactions or events affecting the number or type of outstanding shares of our common stock, including, for example, a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, which we refer to in this proxy statement as Extraordinary Capitalization Events, described more fully below and in the attached Amended 2007 Plan, our Board will adjust the Amended Share Reserve and other terms of outstanding awards.

Restricted Stock and Restricted Stock Units. Our Compensation Committee may award restricted stock and restricted stock units and establish the applicable terms for such Awards.

Stock Options. Our Compensation Committee may award stock options in the form of nonqualified stock options or incentive stock options, or ISOs. Incentive stock options and nonqualified stock options generally have a maximum term of ten years. The exercise price of stock options may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant. However, no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any subsidiary of ours unless the stock option exercise price is at least 110% of the fair market value of the stock subject to the stock option on the date of grant and the term of the ISO is not more than five years from the date of grant. Our Compensation Committee will establish the vesting schedule for stock options and the method of payment for the exercise price, which may include cash, shares, or other lawful types of consideration. Stock options may not be repriced without stockholder consent, except in cases of Extraordinary Capitalization Events. Stockholder approval of the class of eligible participants under the Amended 2007 Plan and the limits on the number of stock options and stock appreciation rights granted to any one participant under the Amended 2007 Plan during a fiscal year is intended to satisfy the stockholder approval conditions for such awards to qualify as deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Other Stock-Based Awards. The Compensation Committee may grant other stock-based awards on such terms as it may establish, including conditions, conversion rights and formulae, and grants of stock appreciation rights, phantom stock awards, and other stock units. Any stock appreciation right granted under the Plan will have an exercise price of not less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant and will have a maximum term of ten years.

Repricing, Cancellation and Re-Grant of Stock Awards. Under the Amended 2007 Plan, our Compensation Committee does not have the authority to reprice any outstanding equity awards by reducing the exercise price of the stock award or to cancel any outstanding stock awards in exchange for cash or other stock awards without obtaining the approval of our stockholders within 12 months prior to the repricing or cancellation and re-grant event.

Transferability and Restrictions. Awards are generally not transferable other than by will or the laws of descent and distribution unless our Compensation Committee determines or provides otherwise. Only the participant may exercise a stock option, with limited exceptions. Awards may not be transferred for consideration.

Adjustments. In the event of Extraordinary Capitalization Events, our Board will make adjustments in a proportionate and equitable manner to the extent that such Extraordinary Capitalization Event increases or decreases the actual outstanding shares of common stock of the Company as of immediately prior to such Extraordinary Capitalization Event. These adjustments may include changing the number and type of shares to be issued under the Amended 2007 Plan and per participant limits on Awards, as well as vesting schedules and exercise price of stock options and other equity-based Awards, and the terms of each outstanding equity-based Award.

Acquisition of the Company. Unless otherwise expressly provided in the applicable Award, upon the occurrence of an Acquisition, the Board or the board of directors of the surviving or acquiring entity must provide that any outstanding Awards will be continued or assumed or that substantially similar Awards will be substituted by the acquiring company. The Board may also provide that any outstanding stock options must be exercised by a certain date at which point the stock options would terminate or terminate any outstanding stock options in exchange for a cash payment equal to the excess of the fair market value over the exercise price. An Acquisition will be considered to have occurred upon the consummation of any of the following events: (i) any merger or consolidation after which our outstanding voting securities represent less than 50% of the combined voting power of the surviving entity outstanding after such event, (ii) any sale of all or substantially all of our assets or capital stock (other than in a spin-off), or (iii) any other acquisition of our business as determined by the Board; provided, however, that no Acquisition (or any analogous term) shall be deemed to occur upon announcement or commencement of a tender offer or upon a "potential" takeover or upon stockholder approval of a merger or other transaction, in each case without a requirement that the Acquisition actually occur.

United States Federal Income Tax Consequences

The following summarizes certain United States federal income tax considerations for persons receiving awards under the Amended 2007 Plan and certain tax effects on the Company based on provisions of the Code in effect on the date of this proxy statement, current regulations, and administrative rulings of the Internal Revenue Service. This summary is not intended to be a complete discussion of all the United States federal, state, local and other tax consequences of the Amended 2007 Plan.

Incentive Stock Options

ISOs granted under the Amended 2007 Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and we are not entitled to a federal income tax deduction upon either grant or exercise of an ISO. However, the exercise of an ISO may increase the optionee's alternative minimum tax liability, if any.

If shares acquired upon exercise of an ISO are disposed of (i) more than two years from the date the ISO was granted and (ii) more than one year from the date the shares are issued to the optionee pursuant to the ISO exercise, referred to herein as the Holding Periods, the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as long-term capital gain or loss to the optionee. Upon such a qualifying disposition, we will not be entitled to a corresponding federal income tax deduction.

If shares acquired upon exercise of an ISO are disposed of and the optionee does not satisfy the Holding Periods, which is known as a Disqualifying Disposition, then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

To the extent the optionee recognizes ordinary income by reason of a Disqualifying Disposition, we will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the Disqualifying Disposition occurs.

The difference between the amount realized by the optionee as the result of a Disqualifying Disposition and the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules generally will be treated as capital gain or loss, which will be long-term or short-term depending on whether the shares are held for more than one year.

An optionee may be entitled to exercise an ISO by delivering shares of our common stock to us in payment of the exercise price if the optionee's ISO agreement so provides. If an optionee exercises an ISO in such fashion, special rules will apply.

In addition to the tax consequences described above, the exercise of ISOs may result in the optionee recognizing "alternative minimum tax" under the Code. The Code provides that an alternative minimum tax will be applied against a taxable base which is equal to "alternative minimum taxable income," generally reduced by a statutory exemption. In general, the amount by which the value of the shares received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. If, however there is a Disqualifying Disposition of the shares in the year in which the ISO is exercised, there will be no adjustment for alternative minimum tax purposes with respect to those shares. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer who pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

Special rules apply if the shares acquired upon the exercise of an ISO are subject to vesting or are subject to certain restrictions on resale under federal securities laws applicable to directors, officers, and 10% stockholders.

Nonqualified Stock Options

The optionee generally does not recognize any taxable income upon the grant of a nonqualified stock option, and we are not entitled to a federal income tax deduction by reason of such grant.

The optionee generally will recognize ordinary income at the time of exercise of a nonqualified stock option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. We may be required to withhold income tax on this amount. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income of the optionee.

When the optionee sells the shares acquired upon exercise of a nonqualified stock option, he or she generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

An optionee may be entitled to exercise a nonqualified stock option by delivering shares of our common stock to us in payment of the exercise price. If an optionee exercises a nonqualified stock option in such fashion, special rules will apply.

Special rules apply if the shares acquired upon the exercise of a nonqualified stock option are subject to vesting or are subject to certain restrictions on resale under federal securities laws applicable to directors, officers, and 10% stockholders.

Restricted Stock and RSUs

Under current federal income tax law, persons receiving common stock pursuant to a grant of restricted stock or a RSU generally will recognize ordinary income equal to the excess of the fair market value of the shares received over the purchase price, if any. We generally will be entitled to a corresponding federal income tax deduction. When such stock is sold, the seller generally will recognize capital gain or loss based on the excess of the fair market value of the shares received over the seller's tax basis in the stock.

Special rules apply if the stock acquired is subject to vesting or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers, and 10% stockholders.

If required by law, participants must pay withholding taxes or agree to have such taxes withheld by transferring shares or allowing shares to be withheld, if allowed by law. The Company intends to structure its RSUs to avoid potential adverse tax consequences to participants imposed by Code Section 409A.

Stock Appreciation Rights

No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares (or cash in lieu of shares) received must be treated as compensation taxable as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the participant.

Potential Limitation on Deductions

Code Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to certain executive officers in a taxable year to the extent that compensation to such officers exceeds $1,000,000. It is possible that compensation attributable to equity-based Awards, when combined with all other types of compensation received by an executive officer from us, may cause this limitation to be exceeded in a particular year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

Accordingly, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such stock options and stock appreciation rights are (i) approved by a compensation committee or committee of the Board comprised solely of "outside directors," (ii) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (iii) the per-employee limitation is approved by the stockholders and (iv) the exercise price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to restricted stock awards, RSU awards and other stock-based awards will qualify as performance-based compensation if such awards are (i) approved by a compensation committee or committee of the Board comprised solely of "outside directors,"(ii) granted, becomes vested or is settled, as applicable only upon the achievement (as certified in writing by the compensation committee prior to such granting, vesting or settlement) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and (iii) the material terms of the award are approved by stockholders. It is intended that all stock options granted by our Compensation Committee under the Amended 2007 Plan qualify as performance-based compensation which is exempt from the $1,000,000 deduction limitation. However, compensation attributable to restricted stock, RSUs, and other equity-based awards under the Amended 2007 Plan may not qualify as performance-based compensation, and therefore remain subject to the $1,000,000 deduction limitation.

If required by law, participants must pay withholding taxes or agree to have such taxes withheld by transferring shares or allowing shares to be withheld from the shares issued pursuant to their awards under the Amended 2007 Plan, if allowed by law. The Awards granted under the Amended 2007 Plan are intended to avoid potential adverse tax consequences to participants imposed by Code Sections 409A.

Amendments and Termination. Other than in connection with the repricing of a stock option (that has been approved by our stockholders), our Board (or our Compensation Committee) may amend, modify, or terminate Awards; provided that a participant's consent to such action shall be required unless our Board (or our

Compensation Committee) determines that the action would not materially and adversely affect the participant. Our Board (or our Compensation Committee) may also amend, suspend, or terminate the Amended 2007 Plan, without stockholder approval, provided that there is no increase in the number of authorized shares (except in connection with the occurrence of certain events) or the per participant limit, no change in eligible classes, and no change that requires stockholder approval by law or stock exchange rules. In addition, other than in connection with an Extraordinary Capitalization Event, the Board (or our Compensation Committee) may not reduce the exercise price of a stock option or stock appreciation right or amend or cancel a stock option or stock appreciation right for the purpose of repricing, replacing or regranting such stock option or stock appreciation right with an exercise price that is less than the original exercise price of the stock option or stock appreciation right, as applicable, without approval of our stockholders.

New Plan Benefits

Our Board historically has awarded Company-wide biannual equity grants to our employees, including our executive officers, under the 2007 Plan. However, because the Board has significant discretion in determining whether to grant employee awards and the levels of any such awards, and the Board has not approved any awards that are conditioned on stockholder approval of the Amended 2007 Plan, we cannot currently estimate the benefits or number of shares subject to awards that may be granted in the future to our executive officers, employees, or consultants under the Amended 2007 Plan. Under our current non-employee director compensation policy each of our non-employee directors would have been granted equity-based awards in the form of restricted stock units representing $60,000 of NetScout common stock if the Amended 2007 Plan had been in place during the last completed fiscal year. In addition, upon the annual vesting of these restricted stock units the non-employee directors would have received $40,000 to defray the corresponding tax liability. Our current non-employee director compensation policy is subject to change in the discretion of our Board. These restricted stock unit awards vest 100% on the date of our annual meeting provided that during such year, such director attends at least 75%, collectively, of the meetings of the Board and any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, then 100% of these restricted stock units will vest on the third anniversary of the date of grant. No other equity awards are given to our non-employee directors.

Plan Benefits

The following table presents certain information with respect to awards granted under the 2007 Plan as of March 31, 2011 to our (i) named executive officers, (ii) all current executive officers as a group, (iii) all current directors who are not executive officers as a group, and (iv) all current employees, including non-executive officers, as a group:

Name or Group	RSUs Granted
Anil K. Singhal President and Chief Executive Officer	76,222
Michael Szabados Chief Operating Officer	154,415
David P. Sommers Senior Vice President, Operations and Chief Financial Officer, Treasurer, and Secretary	104,003
John W. Downing Senior Vice President, Worldwide Sales Operations	104,003
Jean Bua Vice President, Finance and Chief Accounting Officer	24,766
All Current Executive Officers as a Group	463,409
All Current Non-Executive Directors as a Group	99,408
All Current Employees as a Group (including all current non-executive officers)	2,661,510

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENTS TO THE 2007 EQUITY INCENTIVE PLAN.

PROPOSAL 4

APPROVAL OF THE NETSCOUT SYSTEMS, INC.
2011 EMPLOYEE STOCK PURCHASE PLAN

Overview

The NetScout Systems, Inc. 2011 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our Board on June 29, 2011, subject to stockholder approval. The Purchase Plan is the successor to our 1999 Employee Stock Purchase Plan, or the 1999 Purchase Plan, which the Board suspended effective October 31, 2005.

There are 2,500,000 shares of our common stock reserved for issuance under the Purchase Plan. No purchase rights have been granted or are outstanding under the 1999 Purchase Plan since it was suspended in 2005. If our stockholders approve this proposal, then as of the effective date of the Purchase Plan, no additional purchase rights will be granted under the 1999 Purchase Plan.

The approval of the Purchase Plan will provide our employees, and the employees of any of our parent or subsidiary companies designated by our Board to participate in the Purchase Plan, with the opportunity to acquire a proprietary interest in the Company and thereby attract, motivate, and retain the services of such employees.

Description of the 2011 Employee Stock Purchase Plan

The material features of the Purchase Plan are outlined below. The following description of the Purchase Plan is a summary only and is qualified in its entirety by reference to the Purchase Plan attached hereto as *Appendix B*.

Purpose

The purpose of the Purchase Plan is to provide a means by which certain employees may be given an opportunity to purchase our common stock through payroll deductions, to attract, motivate, and retain the services of those individuals, and to provide incentives for those individuals to exert maximum efforts toward our success.

Administration

Our Board administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the purchase rights granted thereunder. Our Board has the power, subject to the provisions of the Purchase Plan, to determine the provisions of each offering of rights to purchase our common stock, and whether employees of any of our parent or subsidiary companies will be eligible to participate in the Purchase Plan. Our Board has the power to delegate administration of the Purchase Plan to a committee composed of one or more members of our Board. As used herein with respect to the Purchase Plan, the term "Board" refers to any committee our Board appoints as well as to the Board itself.

Stock Subject to Purchase Plan

The number of shares of our common stock reserved for issuance under the Purchase Plan is limited to 2,500,000 shares. No shares have yet been issued under the Purchase Plan. If any purchase right granted under the Purchase Plan terminates without having been exercised, the shares of common stock not purchased under such purchase right will become available for issuance under the Purchase Plan.

Offering Periods

Shares of our common stock are offered under the Purchase Plan through a series of offering periods of such duration as determined by our Board, provided that in no event may an offering period exceed 27 months. Each offering period consists of one or more purchase dates, as determined by our Board prior to the commencement of that offering period. Our Board has the authority to alter the duration of subsequent offering periods or change the number of purchase dates within each such offering period. When an eligible employee elects to join an offering period, he or she is granted a purchase right to acquire shares of our common stock on each purchase date within the offering period. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of our common stock, subject to certain limitations. Subject to stockholder approval, our Board has established a series of ongoing offerings under the Purchase Plan, each with a duration of six months. The first offering period under the Purchase Plan is scheduled to commence on March 1, 2012 and end on August 31, 2012, with a purchase date on September 1, 2012. Thereafter, a six-month offering period will commence on March 1 and September 1 each year, with a single purchase date on the last business day of the offering period.

Eligibility

Any person (excluding consultants and contractors) who is customarily employed more than 20 hours per week and five months per calendar year by us, or by any of our parent or subsidiary companies designated by our Board, on the first day of an offering period is eligible to participate in that offering under the Purchase Plan, provided such employee has been in our continuous employment for such period preceding the first day of the offering period as our Board may require, but in no event may the required period of continuous employment be greater than two years. Our Board may provide in any offering that certain of our employees who are "highly compensated" as defined in the Code are not eligible to participate in the Purchase Plan.

However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of our common stock, valued at the time each purchase right is granted, for each calendar year during which those purchase rights are outstanding.

As of the Record Date, approximately 874 employees were eligible to participate in the Purchase Plan.

Participation in the Plan

Eligible employees enroll in the Purchase Plan by delivering to us, prior to the date selected by our Board as the beginning of the offering period, an agreement authorizing payroll deductions as specified by the Board, which may be up to 20% of such employees' compensation during the offering period.

Purchase Price

The purchase price per share at which shares of our common stock are sold on each purchase date during an offering period is determined by our Board as of the beginning of the offering period, but may not be less than 85% of the lesser of the fair market value per share of our common stock on that purchase date or the fair market value per share of our common stock on the first day of the offering period. As of the Record Date, the closing price of our common stock as reported on the NASDAQ was $16.72 per share.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is funded by payroll deductions accumulated over the offering period. During an offering, a participant may change his or her rate of payroll deductions, as determined by our Board in the offering. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with our general funds.

Purchase of Stock

By executing an agreement to participate in the Purchase Plan, an employee is entitled to purchase shares under the Purchase Plan. In connection with offerings made under the Purchase Plan, our Board may specify a maximum number of shares of common stock each employee may purchase and the maximum aggregate number of shares of common stock that may be purchased by all participants in such offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed the maximum aggregate number of shares of common stock available, our Board will make a pro rata allocation of available shares in a uniform and equitable manner. Unless an employee's participation is discontinued, his or her right to purchase shares is exercised automatically on the next purchase date at the applicable price. See "*Withdrawal*" below.

Withdrawal

Participants may withdraw from a given offering period by delivering a notice of withdrawal and terminating their payroll deductions. Such withdrawal may occur at any time prior to the end of an offering, except as otherwise provided by our Board. Upon such withdrawal, we will refund accumulated payroll deductions without interest to the employee, and such employee's right to participate in that offering will terminate. An employee's withdrawal from an offering does not affect such employee's eligibility to participate in subsequent offerings under the Purchase Plan.

Termination of Employment

Purchase rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of employment for any reason, and we will refund all accumulated payroll deductions to the terminated employee without interest.

Restrictions on Transfer and Sales

Purchase rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

Changes in Capitalization

In the event that there is any change to our outstanding common stock, whether by reason of merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by the Company, appropriate adjustments will be made to (a) the class(es) and maximum number of shares of common stock subject to the Purchase Plan, (b) the class(es) and number of shares and price per share in effect under each outstanding purchase right, and (c) the number of shares and purchase limits of all outstanding purchase rights.

Effect of Certain Corporate Transactions

In the event of a Corporate Transaction, any surviving or acquiring corporation, or its parent company, may assume, continue or substitute similar purchase rights for those outstanding under the Purchase Plan. If the surviving or acquiring corporation, or its parent company, does not assume or continue such rights or substitute similar rights, then the participants' accumulated payroll deductions will be applied to the purchase of shares of our common stock within 10 business days prior to the Corporate Transaction, and such purchase rights will terminate immediately thereafter.

A Corporate Transaction will be deemed to occur in the event of the consummation, in a single transaction or in a series of related transactions of any one or more of the following: (a) a sale or other disposition of all or substantially, as determined by the Board in its sole discretion, all of the consolidated assets of us and our subsidiaries; (b) a sale or other disposition of at least 90% of our outstanding securities; (c) a merger, consolidation or similar transaction in which we are not the surviving corporation; or (d) a merger, consolidation or similar transaction in which we are the surviving corporation, but shares of our outstanding common stock are converted into other property by virtue of the transaction.

Termination and Amendment

Our Board may suspend or terminate the Purchase Plan at any time. Our Board may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders within 12 months of its adoption by our Board if such amendment (a) would increase the number of shares of common stock reserved for issuance under the Purchase Plan, (b) modify the requirements relating to eligibility for participation in the Purchase Plan, or (c) is necessary for the Purchase Plan to satisfy Sections 423 of the Code or other applicable laws and regulations.

Except as provided in the Purchase Plan, purchase rights granted before amendment or termination of the Purchase Plan will not be altered or impaired by any amendment or termination of the Purchase Plan without the consent of the employee to whom such purchase rights were granted.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to employees and us with respect to participation in the Purchase Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under such an arrangement, a participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were paid directly to the participant. However, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or exercise of purchase rights. Taxable income is not be recognized until there is a sale or other disposition of the shares acquired under the Purchase Plan, or in the event the participant should die while still owning the purchased shares.

If a participant sells or otherwise disposes of the purchased shares within two years after the beginning of the offering period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. The participant will also recognize a capital gain to the extent the amount realized upon the sale of the shares exceeds the sum of the aggregate purchase price for those shares and the ordinary income recognized in connection with their acquisition.

If the participant sells or disposes of the purchased shares more than two years after the beginning of the offering period in which such shares were acquired and more than one year after the actual purchase date of those shares, the participant will generally recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income. The Company will not be entitled to an income tax deduction with respect to such disposition.

If the participant still owns the purchased shares at the time of death, then a transfer by the estate will be considered a distribution and the lesser of the following amounts will be treated as ordinary income: (a) the excess of the fair market value of the shares at the time of death over the purchase price or (b) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.

Future Plan Benefits

All employees of the Company who satisfy the eligibility requirements discussed above will be eligible to participate in the Purchase Plan, including all executive officers of the Company. As of the Record Date, the Company had 874 employees, 5 of whom were considered executive officers. Directors of the Company will not be eligible to participate in the Purchase Plan.

We cannot determine at this time the participants who will be granted options to purchase shares under the Purchase Plan, the amount of any such options or purchases, or the potential value of such options or purchases to participants as the election to participate and the amount of any purchases under the plan will be determined by the individual employees in their sole discretion and the option price has not yet been determined, however, all participants are subject to the purchase limitations set forth in the plan. Under the terms of the proposed offering under the Purchase Plan, the number of shares of our common stock which a participant could purchase during any purchase period is limited to 2,000. In addition, the fair market value of shares purchased by an individual participant in the plan may not exceed $25,000 in any calendar year.

Vote Required

The affirmative vote of the holders of a majority of the shares present or represented and voting on this proposal is required to approve the proposed Purchase Plan. Abstentions will be counted towards the vote total and will have the same effect as "Against" votes. Brokerage firms do not have authority to vote customers' unvoted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2011 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 5

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Exchange Act, the Company's stockholders are now entitled to vote, on an advisory basis, to approve the compensation of the Company's named executive officers as disclosed in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this proxy statement.

The goal of Company's executive officer compensation program is to retain and reward highly qualified, talented leaders who create long term stockholder value. The program is designed to align management's interest with that of stockholders and motivate senior executives to increase our long-term growth and profitability while attempting to minimize risks that could result from compensation decisions. As described in this proxy statement, the Compensation Committee weighs the appropriate mix of compensation elements, including the allocation between cash and equity, for each executive officer to help achieve those objectives. The Company's Compensation Discussion and Analysis contained in this proxy statement describes the Company's executive compensation program and the decisions made by the Compensation Committee in more detail.

Accordingly, the Board is asking the shareholders to indicate their support for the compensation of the Company's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to the Company's executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

As an advisory vote, this proposal is not binding on the Board. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board, and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5

PROPOSAL 6

ADVISORY VOTE ON THE FREQUENCY OF SAY-ON-PAY VOTES

The Dodd-Frank Act and Section 14A of the Exchange Act enables the Company's stockholders to cast a non-binding advisory vote on how frequently the Company should include a "say-on-pay" vote in its proxy materials for future annual stockholder meetings.

Accordingly, the Company is asking stockholders to indicate whether they would prefer an advisory vote every year, every other year or every three years. For the reasons described below, the Board recommends that the stockholders select a frequency of three years.

After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of the Company's named executive officers be submitted to the stockholders once every three years.

Our Board believes that a triennial advisory vote makes sense for the Company and its stockholders for the following reasons:

- A triennial advisory vote will allow stockholders to better evaluate our executive compensation programs relative to a pattern of performance over time, which is a more appropriate perspective than the short-term approach that an annual vote could encourage. We seek to encourage a long-term focus among our executives by, for example, granting equity awards that vest over long periods and are designed to correlate closely with the creation of long-term stockholder value. In addition, our compensation programs do not change significantly from year to year. We are concerned that annual votes on our executive compensation program could foster a short-term focus and lead to an over-emphasis on the near-term effect of our compensation programs and thus undermine some of our program's long-term features. We believe that a vote on our compensation by our stockholders every three years will encourage stockholders to take the same long-term approach to our compensation programs taken by our executives and our compensation committee.

- A triennial advisory vote will provide us the appropriate time to understand any concerns expressed by our stockholders, thoughtfully evaluate and respond to our stockholders and effectively implement any desired changes to our executive compensation program. As a practical matter, because our critical compensation actions are taken in the first quarter of each fiscal year, any changes to our executive compensation program that were responsive to stockholder concerns would not be fully implemented until the year following the vote, and, as result, would not be disclosed in the compensation tables and reflected in the Compensation Discussion and Analysis section of our proxy statement until the second completed fiscal year following the advisory vote. A triennial advisory vote will permit our stockholders to observe and evaluate the impact of any changes to our executive compensation policies and practices that have occurred since the last advisory vote on executive compensation, including changes made in response to the outcome of a prior advisory vote on executive compensation.

- An annual advisory vote may frustrate stockholder communication. While an advisory vote on executive compensation may reflect general satisfaction or dissatisfaction with a company's practices, a dialogue about executive compensation between our stockholders and our Board or Compensation Committee members can provide a forum that is more conducive to expressing precise views regarding specific compensation practices. Our Board believes that stockholders should not have to wait for a formal vote at an annual meeting. We encourage our stockholders to convey their compensation concerns to us and view the advisory vote as an additional, but not exclusive, opportunity for our stockholders to communicate with us regarding executive compensation. For more information on how to contact members of our Board, please see the section entitled "Communicating with the Board of Directors" above.

While our Board believes that its recommendation is appropriate at this time, stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preference, on an advisory basis, as to whether the non-binding stockholder advisory vote on the approval of our executive officer compensation practices should be held every year, every two years, or every three years. The frequency option that receives votes from the holders of at least a majority of shares present or represented and voting at the Annual Meeting will be considered the preferred frequency of future advisory votes on the compensation of our named executive officers by our stockholders. Our Board and the Compensation Committee value the opinions of our stockholders in this matter, and, to the extent there is any significant vote in favor of one frequency over the other options, even if fewer than a majority of the votes cast, our Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and not binding on the Board or the Company in any way, our Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option indicated by our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE THREE YEAR FREQUENCY OF STOCKHOLDER ADVISORY VOTES ON COMPENSATION ON PROPOSAL 6.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Positions
Anil K. Singhal	57	Chairman, President, Chief Executive Officer, and Director
Michael Szabados	59	Chief Operating Officer
David P. Sommers	64	Senior Vice President, Operations and Chief Financial Officer, Treasurer, and Secretary
John W. Downing	53	Senior Vice President, Worldwide Sales Operations
Jean Bua	52	Vice President, Finance and Chief Accounting Officer
Victor A. DeMarines	74	Director
John R. Egan	53	Director
Joseph G. Hadzima, Jr.	59	Director
Stuart M. McGuigan	52	Director
Vincent J. Mullarkey	63	Director
Stephen G. Pearse	52	Director

Executive Officers

Anil Singhal co-founded the Company in June 1984 and has served as our Chairman, President, and Chief Executive Officer since January 2007. From January 2001 until January 2007, Mr. Singhal served as President, Chief Executive Officer, Treasurer, and Director. Mr. Singhal has served as a director since our inception. The Company's Nominating and Corporate Governance Committee, or Nominating Committee, believes that as both co-founder and Chief Executive Officer, Mr. Singhal provides extensive technology vision and leadership; historical knowledge of the Company, its customers, and solutions; and a deep understanding of the opportunities and challenges facing the Company today. The Committee further believes that Mr. Singhal's business expertise and dedication to the Company's future success add value to the Company and uniquely qualify him to serve as the Company's Chairman and Chief Executive Officer.

Michael Szabados has served as our Chief Operating Officer since April 2007. Before that, he served as our Senior Vice President, Product Operations for over five years.

David P. Sommers has served as our Senior Vice President, Operations, Chief Financial Officer, Treasurer, and Secretary since April 2007. Before that, he served as our Senior Vice President, General Operations and Chief Financial Officer for over five years.

Jean Bua joined NetScout as Chief Accounting Officer and Vice President of Finance on September 15, 2010. Before that, Ms. Bua served as Executive Vice President, Finance & Treasurer of American Tower Corporation, or American Tower, from April 2009 until September 2010. She served as Interim Chief Financial Officer from June 2008 through March 2009. From February 2007 until June 2008, Ms. Bua was Executive Vice President, Finance and Corporate Controller of American Tower, and, from August 2005 until February 2007, she was Senior Vice President, Finance and Corporate Controller of American Tower.

John W. Downing has served as our Senior Vice President, Worldwide Sales Operations since April 2007. Before that, he served as our Vice President, Worldwide Sales Operations for over five years.

Directors

Victor A. DeMarines has been a NetScout director since June 2004. Mr. DeMarines was the President and Chief Executive Officer of MITRE Corporation from 1994 until his retirement in 2000. He continued to serve as a member of the Board of Trustees and as Chairman of the Technology Committee of MITRE until his retirement from the Board in 2010. He continues his relationship as a consultant to the company. Since 2002, he has been a member of the Board of Directors and is currently a member of the Stock Option Committee and Audit Committee of Verint Systems Inc., a publicly-held provider of systems for security applications and enterprise business intelligence. Mr. DeMarines is also a member of the US Strategic Command's "Strategic Advisory Group". The Company's Nominating Committee believes that Mr. DeMarines' experience as Chief Executive Officer of MITRE, together with his service on another public company board provide insightful federal government sector and global business experience to the Company.

John R. Egan has been a NetScout director since October 2000. Mr. Egan is a founding managing partner of Egan-Managed Capital, L.P., a Boston-based venture capital fund specializing in New England, information technology, and early-stage investments, which began in the fall of 1996, and is a managing partner of Carruth Associates. Since 1992, he has been a member of the Board of Directors and is currently the Chairman of the Mergers and Acquisitions Committee and member of the Finance Committee at EMC Corporation, a publicly-held provider of computer storage systems and software. Since 2007, Mr. Egan has served as a member of the Board of Directors and is currently the Chairman of the Mergers and Acquisitions Committee at VMWare, a publicly-held leader in virtualization and cloud infrastructure. Since 2009, Mr. Egan has served as a member of the Board of Directors at Platform Computing, Inc., a privately-held provider of cluster, grid and cloud management software. Mr. Egan also serves on the Board of Trustees at Boston College and as a director for two privately held companies. The Company's Nominating Committee believes that Mr. Egan's extensive understanding and involvement in the information technology industry together with his executive leadership roles and his service on other public company boards provides invaluable experience to the Company.

Joseph G. Hadzima, Jr. has been a NetScout director since July 1998. Mr. Hadzima has been a Managing Director of Main Street Partners, LLC, a venture capital investing and technology commercialization company, since April 1998. Since 2001, he has also been President of IPVision, Inc., a Main Street Partners portfolio company that provides intellectual property analysis systems and services. Mr. Hadzima is also a Senior Lecturer at MIT Sloan School of Management. The Company's Nominating Committee believes that Mr. Hadzima's experience with emerging technology companies, his prior legal experience, and his service on other boards provide the Company with valuable business perspective and insight into emerging technologies that may impact the business and strategies of the Company and qualify him to serve as a director of the Company.

Stuart M. McGuigan has been a NetScout director since August 2005. Since December 2008, Mr. McGuigan has been Senior Vice President and Chief Information Officer of CVS Caremark Corporation, a publicly-held pharmacy services company. Prior to this, Mr. McGuigan served as Senior Vice President and Chief Information Officer for Liberty Mutual Insurance Group from 2004 to 2008. From 1988 to 2004, Mr. McGuigan held a variety of business and technology executive positions at Merck and Medco Health Solutions, including Senior Vice President, Information Services. The Company's Nominating Committee believes Mr. McGuigan's service in numerous financial, operational, executive and director roles in the healthcare and insurance industries provide the Company with valuable leadership skills and an exceptional understanding of global business operations in some of the Company's key verticals.

Vincent J. Mullarkey has been a NetScout director since November 2000. From May 2005 to June 2007, he was a member of the Board of Directors and the Chairman of the Audit Committee of webMethods, Inc., a then publicly-held business process integration software company that was acquired by Software AG in June 2007. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998. The Company's Nominating Committee believes that Mr. Mullarkey's board and audit committee experience in other public companies coupled with his financial experience in the technology arena provide the Company with essential business and financial expertise.

Stephen G. Pearse has been a NetScout director since May 2007. He has been a principal with investment firms Yucatan Rock, Inc. since 2001 and Common Angels since 2004 and sits on the boards of Emerson Hospital and Communities for Restorative Justice. The Company's Nominating Committee believes that Mr. Pearse's experience in the telecommunications and wireless industries provides useful insight to a key vertical focus of the Company and qualifies him for services as director of the Company.

There are no family relationships among any of our executive officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of the Record Date by each beneficial owner of more than 5% of our common stock, each executive officer named in the Summary Compensation Table, each director, and all executive officers and directors as a group. Under applicable SEC rules and regulations, a person is considered to beneficially own our common stock if such person either has the sole or shared power with any other person to either vote or dispose of such common stock. As a result, more than one person may be reported as the beneficial owner of any particular share of our common stock.

Unless otherwise noted, the address of each person listed on the table is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, and each person has either sole or shared voting or dispositive power over the shares shown below as beneficially owned by such person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned
Anil K. Singhal(2)	2,914,463	6.84%
David P. Sommers(3)	200,640	*
Michael Szabados	48,607	*
John W. Downing	57,509	*
Victor A. DeMarines(4)	34,240	*
John R. Egan(5)	46,240	*
Joseph G. Hadzima, Jr.(6)	131,122	*
Vincent J. Mullarkey(7)	66,240	*
Stuart M. McGuigan(8)	27,590	*
Stephen G. Pearse(9)	17,943	*
Jean M. Bua	0	*
Invesco Ltd.(10) 1555 Peachtree Street NE Atlanta, GA 30309	4,081,632	9.58%
Blackrock, Inc.(11) 40 East 52nd Street New York, NY 10022	2,952,380	6.93%
Cadian Capital Management, LLC(12) 461 Fifth Avenue 24th Floor New York, New York 10017	2,730,270	6.41%
Brown Capital Management, Inc.(13) 1201 N. Calvert Street Baltimore, Maryland 21202	2,568,382	6.03%
Jyoti Popat(14) c/o Atlantic Trust Company 100 Federal Street Boston, MA 02110	2,246,801	5.28%
All executive officers and directors as a group (11 persons)(15)	3,544,594	8.30%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock issuable by the Company to a person or entity named below pursuant to options which may be exercised within 60 days of the Record Date or restricted stock units which may vest within 60 days of the Record Date are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

(2) Includes 75,000 shares held by a charitable foundation of which Mr. Singhal and his spouse are trustees. Prior to the fiscal year ended March 31, 2010, the shares beneficially owned by Mr. Singhal's spouse were separately reported by such spouse. As of the Record Date, Mr. Singhal's spouse did not beneficially own at least five percent of the Company's outstanding common stock, and therefore the 828,372 shares held by

a trust of which Mr. Singhal's spouse is deemed the beneficial owner are reported herein by Mr. Singhal. This amount does not include an aggregate of 876,503 shares held in trusts for the benefit of Mr. Singhal's children for which neither Mr. Singhal nor his spouse is a trustee, and 40,790 shares held in a trust for the benefit of Mr. Singhal's nieces and nephews for which neither Mr. Singhal nor his spouse is a trustee.

(3) Includes 25,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(4) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(5) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(6) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date. The shares deemed to be beneficially owned by Mr. Hadzima do not include an aggregate of 41,328 shares held in trust for the benefit of Mr. Hadzima's children and an aggregate of 832,170 shares of common stock held by two trusts for the benefit of Ms. Popat's children, of which Mr. Hadzima is one of two trustees of each such trust and which Mr. Hadzima disclaims beneficial ownership of such shares.

(7) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(8) Includes 1,350 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(9) Includes 3,448 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(10) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2011. Includes 3,381,301 shares held by Invesco National Trust Company, or Invesco; 498,022 shares held by Invesco Advisors, Inc.; 202,124 shares held by Invesco PowerShares Capital Management; and 185 shares held by Van Kampen Asset Management. Includes 2,504,798 shares for which Invesco has sole power to vote; 498,022 shares for which Invesco Advisors, Inc. has sole power to vote; 202,124 shares for which Invesco PowerShares Capital Management has sole power to vote; and 185 shares for which Van Kampen Asset Management has sole power to vote. Invesco, Invesco Advisors, Inc., Invesco PowerShares Capital Management and Van Kampen Asset Management are subsidiaries of Invesco Ltd. Based on information received from Invesco, approximately 2,246,801 of the 4,081,632 shares reported to be held by Invesco are attributable to shares also reported with respect to Narendra Popat and Jyoti Popat because a subsidiary of such company is a trustee of the various trusts which hold the shares reported with respect to Narendra Popat and Jyoti Popat.

(11) Based solely on a Schedule 13G/A filed with the SEC on February 7, 2011. Includes 2,952,380 shares for which such reporting person has the sole power to vote.

(12) Based solely on a Schedule 13G/A filed with the SEC on February 18, 2011. Eric Bannasch is a managing member of Cadian Capital Management, LLC. Therefore, Mr. Bannasch may be deemed to be the beneficial owner of the 2,730,270 shares directly owned by Cadian Capital Management, LLC.

(13) Based solely on a Schedule 13G/A filed with the SEC on February 7, 2011. Includes 1,295,661 shares for which such reporting person has the sole power to vote.

(14) The information listed herein is based on information provided to the Company by the reporting person. Includes an aggregate of 911,175 shares of common stock held by a trust for the benefit of Ms. Popat's spouse, Narendra Popat, a co-founder and former officer and director of NetScout, for which Ms. Popat and Mr. Popat are co-trustees; 187,760 shares held by a trust for the benefit of Ms. Popat's spouse for which Ms. Popat is one of two trustees of such trust; 20,966 shares of common stock held by The HOPE Foundation USA—1999, a charitable trust, of which Ms. Popat and her spouse are co-trustees; and 832,170 shares of common stock held by two trusts for the benefit of Ms. Popat's children, of which Ms. Popat is one of two trustees of each such trust. Does not include an aggregate of 130,000 shares of common stock held by The Popat Family Trust—2001 for which neither Ms. Popat nor her spouse is a trustee. Prior to the fiscal year ended March 31, 2010, the shares beneficially owned by Narendra and Jyoti Popat were separately reported by each spouse. As of the Record Date, Narendra Popat did not beneficially own at least five percent of the Company's outstanding common stock, and therefore the shares for which Mr. Popat is deemed to be the beneficial owner are reported herein by Ms. Popat.

(15) Includes an aggregate of 106,350 shares issuable upon exercise of options exercisable within 60 days of the Record Date and an aggregate of 20,688 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

CORPORATE GOVERNANCE

Board Leadership Structure

The Board is currently chaired by the President and Chief Executive Officer of the Company, Mr. Singhal. The Board believes combining the position of Chief Executive Officer and Chairman is in the best interest of the Company and its stockholders. As one of the co-founders of the Company, Mr. Singhal provides extensive technology vision and leadership; historical knowledge of the Company, its customers, and solutions; and a deep understanding of the opportunities and challenges facing the Company today. Those attributes, together with his combined role, place him in the best position to ensure the Board and management act with a common purpose to execute the Company's strategic initiatives and business plans. To reinforce director independence and provide for leadership separate from the Chairman, the Company's Board appointed Mr. Egan as Lead Independent Director.

Director Independence

Our Board has determined that each of Messrs. DeMarines, Egan, Hadzima, McGuigan, Mullarkey, and Pearse is independent within the meaning of our director independence standards and the director independence standards of The NASDAQ Global Market, or NASDAQ, and the SEC. Furthermore, our Board has determined that each member of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of our Board is independent within the meaning of the Company's, NASDAQ's, and the SEC's independence standards, as applicable.

Executive Sessions of Independent Directors

Our Board holds executive sessions of the independent members of our Board following each regularly scheduled in-person meeting of our Board. The Lead Independent Director, currently Mr. Egan, chairs the executive sessions.

Policies Governing Director Nominations

Director Qualifications

Our Nominating Committee is responsible for reviewing with our Board the appropriate qualities, skills, and characteristics desired of Board members in the context of the needs of the business and current make-up of our Board. This assessment includes consideration of the following minimum qualifications that our Nominating Committee believes must be met by all directors:

- Directors must be individuals of the highest ethical character and integrity and share our values as reflected in our Code of Business Conduct;
- Directors must have reputations, both personal and professional, consistent with our image and reputation;
- Directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director;
- Directors must have the ability to exercise sound business judgment;
- Directors must be willing and able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be;
- Directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to our management based on that experience and expertise; and
- Directors must have a commitment to enhancing stockholder value.

The Nominating Committee also considers numerous other qualities, skills, and characteristics when evaluating director nominees, such as:

- An understanding of and experience in the network application/performance management solutions market, the market for networking solutions generally and related accounting, legal, finance, product, sales and/or marketing matters;
- Experience on other public or private company boards, unless a director otherwise provides complementary capabilities or qualifies as an "audit committee financial expert" under the rules of the SEC;
- Leadership experience with public companies or other major organizations; and
- Diversity of the Board, taking into account the business and professional experience, educational background, reputation, industry expertise across various market segments and technologies relevant to our business, as well as other relevant attributes of the candidates.

Board members are expected to prepare for, attend, and participate in Board meetings and meetings of committees on which they serve. In addition, directors must stay abreast of our business and markets.

Process for Identifying and Evaluating Director Nominees

The Board is responsible for nominating persons for election as directors of the Company. Our Board delegates the initial selection process to our Nominating Committee, with the expectation that other members of our Board, and of management, will take part in the process as appropriate.

Generally, the Nominating Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders, or through such other methods as our Nominating Committee deems to be helpful to identify candidates. Once candidates have been identified, our Nominating Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating Committee and set forth in the Corporate Governance Guidelines. The Nominating Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Nominating Committee deems to be helpful in the evaluation process. The Nominating Committee then meets to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating Committee from time to time, both on an individual basis and taking into account the overall composition and needs of our Board. Based on the results of the evaluation process, the Nominating Committee recommends candidates for our Board's approval as director nominees for election to the Board. The Nominating Committee also recommends candidates for the Board's appointment to the committees of our Board.

Stockholder Recommendations For Nominees As Directors and the Proposal of Other Business

Our Nominating Committee will consider recommendations for candidates for nominees as directors and proposals for business other than director nominations that are properly submitted by stockholders. Any recommendation of a nominee for the Board or any proposal for business other than director nominations by our stockholders with respect to our Annual Meeting of Stockholders for the fiscal year ended March 31, 2012, or the 2012 Annual Meeting, must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, Attention: Secretary, and must be received by us and comply with the requirements set forth in the Company's by-laws.

Any communication with respect to nominees as directors should (i) describe why the candidate meets the Board's criteria described above; (ii) include the candidate's and recommender's names and addresses and provide biographical information about the recommended candidate that would be required to be disclosed in solicitations of proxies for election of directors; (iii) include the proposed nominee's written consent to serve as a nominee, if nominated, and as a director, if elected; and (iv) contain any additional information otherwise required by Regulation 14A under the Exchange Act.

Any communication with respect to the proposal of business other than director nominations should include, among other matters required by our by-laws, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder or any stockholder associated person (as defined in our by-laws), if any, on whose behalf the proposal is made.

The requirements for stockholder director nominations and proposals other than director nominations appear in our by-laws. Only such individuals who are nominated in accordance with the procedures described above and in our by-laws will be eligible for election by stockholders as directors and only such business brought before the meeting in accordance with the procedures set forth above and in our by-laws will be conducted at a meeting of stockholders. We have not received any stockholder recommendations or nominations with respect to our Annual Meeting.

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, Attention: Secretary, and must be received by us no later than March 28, 2012. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Exchange Act.

If you wish to submit a proposal for the 2012 Annual Meeting but not have it included in next year's proxy materials for such meeting or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, Attention: Secretary, and such proposal or nomination must be received no earlier than the close of business of May 10, 2012 and no later than the close of business of June 11, 2012 and must satisfy the requirements described above and in our by-laws.

In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested.

Policy Governing Security Holder Communications with the Board of Directors

The Board provides to every stockholder the ability to communicate with the Board as a whole and with individual directors through an established process for security holder communication (as that term is defined by the rules of the SEC) as follows:

For communications directed to the Board as a whole or to a specific member of the Board, stockholders may send such communications to the attention of the Chairman of the Board with respect to general communications or to the attention of the specific director, in each case, by one of the three methods listed below:

By U.S. mail (including courier or other expedited delivery service): NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886 Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By facsimile: (978) 614-4004, Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By email: ir@netscout.com

We will forward any such stockholder communications to the Chairman of our Board, as a representative of our Board, and/or to the director to whom the communication is addressed.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is that one of the regularly scheduled in-person meetings of our Board will be scheduled on the same day as our annual meeting of stockholders, and all directors are encouraged to attend our annual meeting of stockholders. All seven members of our Board attended the Annual Meeting of Stockholders held on September 8, 2010.

Code of Ethics

We have adopted a code of ethics as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, which applies to all of the employees, officers, and directors of the Company and our subsidiaries, including our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A current copy of the Code of Business Conduct is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. NetScout intends to disclose amendments to or waivers from provisions of the Code of Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, by posting such information on our website, available at http://www.netscout.com/investors/.

For more corporate governance information, you are invited to visit the Corporate Governance section of our website, available at http://www.netscout.com/investors/. Contents of our website are not part of or incorporated by reference into this proxy statement.

Majority Vote Policy

It is the policy of NetScout that any nominee for election to the Board who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit his or her offer of resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board will then act on the Nominating and Corporate Governance Committee's recommendation.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board met six times and took action by written consent two times during the fiscal year ended March 31, 2011. Each of the directors attended at least 75% of the total number of meetings of our Board and the committees on which they served during fiscal year 2011. The Board has standing Audit, Compensation, Nominating and Corporate Governance, and Finance Committees.

Audit Committee

The Audit Committee, of which Messrs. DeMarines, Egan, Hadzima, and Mullarkey are members, is responsible for (1) reviewing and overseeing the financial reports we provide to the SEC, our stockholders, or to the general public, and our accounting policies, internal accounting controls, internal control over financial reporting, auditing functions, and financial reporting practices; (2) ensuring the independence of the independent auditor and thereby furthering the integrity of our financial reporting; and (3) establishing procedures designed to facilitate the receipt, retention, and handling of complaints regarding disclosure controls and procedures, internal control over financial reporting and accounting, internal accounting control or auditing matters; and the receipt of confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. Additionally, the Audit Committee reviews and monitors the Company's compliance with its related party transaction approval policy. A copy of the Audit Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. The Audit Committee met eleven times during the fiscal year ended March 31, 2011. Mr. Mullarkey serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC. Our Board has determined that each member of our Audit Committee is independent within the meaning of the Company's and NASDAQ's director independence standards and the SEC's heightened director independence standards for audit committee members.

Compensation Committee

The Compensation Committee, of which Messrs. Hadzima, McGuigan, and Pearse are members, is responsible for discharging the responsibilities of the Board relating to the compensation of our executives, administering our incentive compensation and stock plans, reviewing and making recommendations with respect to our benefit plans and human resource activities, and reviewing with our management and recommending for inclusion in our proxy statements and incorporation by reference in our Annual Reports on Form 10-K the Compensation Disclosure and Analysis. A copy of the Compensation Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. Our Compensation Committee met eight times during the fiscal year ended March 31, 2011. Mr. Hadzima serves as the Chairman of the Compensation Committee. The Board has determined that each member of our Compensation Committee is independent within the meaning of the Company's and NASDAQ's director independence standards and is a "non-employee director" as defined by applicable SEC rules and regulations.

Nominating and Corporate Governance Committee

The Nominating Committee, of which Messrs. DeMarines, Egan, McGuigan, and Pearse are members, is responsible for identifying individuals qualified to become directors, recommending to our Board the director nominees for election, and monitoring compliance with and periodically reviewing our Code of Business Conduct and Corporate Governance Guidelines. A copy of the Nominating Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/.

Our Nominating Committee met two times during the fiscal year ended March 31, 2011. Mr. Egan serves as the Chairman of the Nominating Committee. The Board has determined that each member of the Nominating Committee is independent within the meaning of the Company's and NASDAQ's director independence standards.

Finance Committee

The Finance Committee, of which Messrs. Mullarkey, DeMarines, Hadzima, and Egan are currently members, considers strategic initiatives and other opportunities that may become available to the Company from time to time. During the fiscal year ended March 31, 2011, the Finance Committee met four times.

Report of Audit Committee of the Board of Directors[1]

This report is submitted by the Audit Committee of the Board, which reviews with the Company's management and independent registered public accounting firm the annual consolidated financial statements and such firm's opinion thereon, reviews the results of the integrated audit of the Company's annual consolidated financial statements and internal control over financial reporting, evaluates the effectiveness of the independent auditors, recommends the retention of or potential change in the independent auditors to the Board, approves all fees to be paid by the Company to its independent auditors and reviews the Company's accounting policies, disclosure controls and procedures and internal control over financial reporting. The Audit Committee is currently comprised of Messrs. DeMarines, Egan, Hadzima, and Mullarkey, and each is independent within the meaning of the Company's, SEC's, and NASDAQ's director independence standards[2]. Mr. Mullarkey serves as the Chairman of the Audit Committee and is an audit committee financial expert as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board. This charter is reviewed and reassessed annually.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the Company's financial statements and the financial reporting process, including disclosure controls and procedures and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements of the Company for the year ended March 31, 2011 with management, including a discussion of the quality, not just the acceptability, of the implementation of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and reviewed the Company's disclosure controls and procedures and internal control over financial reporting, including management's assessment of the effectiveness of its internal control over financial reporting.

The Audit Committee reviewed the results of the integrated audit with PricewaterhouseCoopers LLP, the Company's independent registered accounting firm who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the design and effective operation of, the Company's internal control over financial reporting as of March 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee also reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's selection and implementation of accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee also discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence. The Audit Committee met eleven times in fiscal 2011.

---

[1] The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing

[2] The Board approved a change in membership of the Audit Committee and the Nominating and Corporate Governance Committee effectively switching Mr. Pearse's and Mr. Hazdima's respective positions on each committee effective immediately after the Company's filing of Form 10-K.

During fiscal 2011 senior members of the Company's financial and legal management participated in each of the regularly scheduled meetings. At these regularly scheduled meetings the Company's independent auditors and external legal counsel were also present. The Audit Committee discussed with the Company's management and independent auditors the overall plan for the integrated audit, the results of their examinations, their assessment of the Corporation's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also held separate executive discussions with the Corporation's independent auditors without the presence of management.

The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol.1. AU Section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the Company's consolidated financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did formally recommend, to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Respectfully submitted by the Audit Committee

Vincent J. Mullarkey, Chairman
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.

The Board's Role in Risk Oversight

The Board administers risk management and oversight and through the Board as a whole, as well as through various Board committees that address risks inherent in their respective areas of oversight. The Board seeks to ensure that risk management principles are incorporated in the Company's strategic planning and management processes. This comprehensive approach is reflected in the reporting processes by which our management provides timely and comprehensive information to the Board to support the Board's role in oversight, approval and decision-making.

The Board monitors the information it receives and requests from management and provides oversight and guidance to our senior management team concerning the assessment and management of risk. The Board approves the Company's high level goals, strategies and policies to set the tone and direction for appropriate risk taking within the business. The Board and its committees then emphasize this tone and direction in its oversight of management's implementation of the Company's goals, strategies and policies.

Our senior executives regularly attend meetings of the Board and its committees and provide the Board and its committees with reports regarding the Company's operations, strategies and objectives and the risks inherent within them. Board and committee meetings also provide a venue for directors to discuss issues with, request additional information from, and provide guidance to, senior management. In addition, our directors have direct access to senior management to discuss any matters of interest, including those related to risk. Those members of management most knowledgeable of the issues regularly attend Board and committee meetings to provide additional insight into items being discussed, including risk exposures.

The Board has delegated oversight for matters involving certain specific areas of risk exposure to its three principal committees. Each committee reports to the Board at regularly scheduled Board meetings, and more frequently if appropriate, with respect to the matters and risks for which the committee provides oversight. Each committee is also authorized and empowered to retain independent advisors as the committee deems appropriate to discharge its responsibilities under such committee's charter.

The Audit Committee oversees the integrity of our financial statements, reporting process and internal controls, the relationship with our independent auditors, including their qualifications, independence and performance, and the Company's corporate finance matters, including its capital structure. The Audit Committee also provides oversight with respect to the Company's risk management process and litigation, discussing with management the Company's significant financial risk exposures, steps management has taken to monitor, control and report such exposures, and our policies with respect to risk assessment and risk management. The Audit Committee has also deliberated on enterprise risk management analysis.

Our Compensation Committee is responsible primarily for the design and oversight of the Company's executive compensation policies, plans and practices. A key objective of the Compensation Committee is to ensure that the Company's overall executive compensation program appropriately links pay to performance and aligns the interests of the Company's executives with our stockholders. The Compensation Committee also monitors the design and administration of the Company's overall incentive compensation programs to ensure that they include appropriate safeguards to avoid encouraging unnecessary or excessive risk taking by Company employees. Elements of our executive compensation program that mitigate excessive risk taking, such as our combination of short and long-term incentives, are described below under "*Compensation Discussion and Analysis*."

The Nominating Committee oversees risks related to our corporate governance, including Board and director performance, director succession, director education and the Company's Corporate Governance Guidelines and other governance documents. The Nominating Committee also oversees the Company's overall compliance program. The Nominating Committee has conducted Board-wide risk and compliance education.

COMPENSATION AND OTHER INFORMATION
CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation Summary

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal year ended March 31, 2011 to our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated executive officers during the fiscal year ended March 31, 2011. The executives listed below may be referred to as our "Named Executive Officers."

Summary Compensation Table for Fiscal Year 2011

Name and Principal Position	Fiscal Year	Salary($)	Restricted Stock Unit Awards(2)($)	Non-Equity Incentive Plan Compensation($)	Change in Pension Value(3)($)	All Other Compensation(4)($)	Total($)
Anil K. Singhal	2011	325,000	153,599	360,000	283,000	51,145	1,172,744
Chairman, CEO and President	2010	325,000	—	133,000	283,000	45,318	786,318
	2009	318,747	—	750,000	283,000	40,850	1,392,597
Michael Szabados	2011	275,000	348,786	150,000	—	11,307	785,093
Chief Operating Officer	2010	275,000	249,028	55,000	—	—	579,028
	2009	268,747	224,099	313,000	—	—	805,846
David P. Sommers	2011	250,000	235,851	120,000	—	13,614	619,465
Senior VP and CFO	2010	250,000	184,565	44,000	—	—	478,565
	2009	241,249	166,804	250,000	—	—	658,053
Jean Bua	2011	109,102	46,977	60,000	—	—	216,079
VP, Finance and CAO	2010	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A
John W. Downing(1)	2011	237,500	258,136	160,756	—	—	656,392
Senior VP, Worldwide Sales Operations	2010	200,000	205,541	196,475	—	—	602,016
	2009	187,500	185,166	250,779	—	—	623,445

(1) The information presented for Mr. Downing under the "Non-Equity Incentive Plan Compensation" column consists of sales commissions and bonus for the fiscal years ended March 31, 2011, 2010 and 2009.

(2) Represents share based compensation expense recognized during the year in accordance with Generally Accepted Accounting Principles (GAAP). When granted, restricted stock units vest over four years and are valued based upon the closing market price of our common stock at the date of grant. In fiscal 2009 and 2010, Mr. Singhal declined restricted stock unit grants due to his already large stock ownership as co-founder and his desire to reserve the equity incentives for other employees. In fiscal 2011, Mr. Singhal accepted the recommendation of the Board and accepted the grant of equity listed.

(3) Change in Pension Value for Mr. Singhal represents vesting in fiscal 2011, 2010 and 2009 towards a future retirement benefit. Total future severance payments are projected at $1,400,000 and vest over 4 years 8 months beginning in the fourth quarter of the fiscal year ended March 31, 2007. Mr. Singhal's future retirement benefit also includes a projected $200,000 in payments for future health benefits.

(4) See the All Other Compensation Table below for additional information.

Option Awards. We did not make any option grants during the fiscal years ended March 31, 2011, through 2009 to any of our Named Executive Officers. Therefore, we have omitted this column.

Nonqualified Deferred Compensation Earnings. We currently do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers.

All Other Compensation Table for Fiscal Year 2011

Name and Principal Position	Fiscal Year	Car Usage($)	Financial and Legal Counseling($)	401(K) Match($)	Other(1)($)	Total($)
Anil K. Singhal	2011	12,138	27,700	7,350	3,957	51,145
	2010	7,797	27,700	7,350	2,471	45,318
	2009	7,291	25,000	7,434	1,125	40,850
Michael Szabados(2)	2011	—	—	7,350	3,957	11,307
	2010	—	—	—	—	—
	2009	—	—	—	—	—
John Downing(3)	2011	—	—	—	—	—
	2010	—	—	—	—	—
	2009	—	—	—	—	—
David Sommers(2)	2011	—	—	7,350	6,264	13,614
	2010	—	—	—	—	—
	2009	—	—	—	—	—
Jean Bua(4)	2011	—	—	—	—	—
	2010	—	—	—	—	—
	2009	—	—	—	—	—

(1) This column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of All Other Compensation for the Named Executive Officer. These other benefits include: patent program awards, the value of supplemental life insurance premiums, and spousal attendance at company sponsored events.

(2) Totals for fiscal years 2009 and 2010 did not exceed the disclosure thresholds relative to Messrs. Szabados and Sommers.

(3) Totals for fiscal years 2009, 2010 and 2011 did not exceed the disclosure thresholds relative to Mr. Downing.

(4) Ms. Bua joined the company in September 2010, accordingly, no information is presented for fiscal years 2010 and 2009. The total for fiscal year 2011 did not exceed the disclosure threshold for Ms. Bua.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table sets forth grants of plan-based awards to each of our Named Executive Officers for the year ended March 31, 2011:

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Grant Type**	**Threshold ($)**	**Target ($)**	**Maximum ($)(1)**	**Threshold (#)**	**Target (#)**	**Maximum (#)(2)**	**($)(3)**
Anil K. Singhal	6/9/10	RSU				—	76,222		982,502
		Cash	—	600,000	—				
David P. Sommers	6/8/10	RSU				—	34,003		439,999
		Cash	—	200,000	—				
Michael Szabados	6/8/10	RSU				—	54,415		704,130
		Cash	—	250,000	—				
John W. Downing	6/8/10	RSU				—	34,003		439,999
		Cash	—	237,500	—				
Jean Bua	9/15/10	RSU				—	24,766		449,998
		Cash	—		—				

(1) Actual non-equity incentive plan awards are made based on various factors including the Company's overall performance, as described more fully in the Compensation Discussion and Analysis. As described, the Company has not set prescribed maximum payments, and the possible award could exceed 100% of an individual's target if the Company exceeded its goals and the individual met or exceeded his goals. However, the Company expects that awards exceeding 100% would be rare.

(2) Actual equity incentive plan awards are made based on various factors including the Company's overall performance, as described more fully in the Compensation Discussion and Analysis. As described, the Company has not set prescribed maximum payments, and the possible award could exceed 100% of an individual's target if the Company exceeded its goals and the individual met or exceeded his goals. However, the Company expects that awards exceeding 100% would be rare.

(3) Amounts shown represent the aggregate full grant date fair value calculated in accordance with FASB ASC 718, disregarding adjustments for forfeitures. The assumptions used to value these awards are set forth in Note 13 to our Annual Report on Form 10-K for the period ended March 31, 2011. The fair value shown above may not be indicative of the value realized on the date the options are exercised or the RSUs vest due to variability in the share price of our common stock.

During the fiscal year ended March 31, 2011, we did not make any "other stock awards" or "other option awards" and have therefore deleted those columns.

Outstanding Equity Awards at Fiscal Year 2011 End Table

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options(#) Exercisable**	**Number of Securities Underlying Unexercised Options(#) Unexercisable**	**Option Exercise Price($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested(#)**	**Market Value of Shares or Units of Stock That Have Not Vested($)**
Anil K. Singhal	6/9/10	—	—	—	—	76,222	2,082,385
Michael Szabados	6/8/10	—	—	—	—	54,415	1,486,617
	2/4/2008	—	—	—	—	25,000	683,000
David P. Sommers	6/8/10	—	—	—	—	34,003	928,961
	2/4/2008	—	—	—	—	17,500	478,100
	6/13/2003	25,000	—	4.22	7/17/2012	—	—
Jean Bua	9/15/10	—	—	—	—	24,766	676,607
John W. Downing	6/8/10	—	—	—	—	34,003	928,961
	2/4/2008	—	—	—	—	17,500	478,100
	4/5/2007	—	—	—	—	2,500	68,300

Unearned Equity Incentive Plan Awards. We do not have any unearned equity incentive plan awards for any of our Named Executive Officers and have therefore omitted the corresponding columns.

Option Exercises and Stock Vested in Fiscal Year 2011 Table

The following table sets forth option exercises and vested stock awards for each of our Named Executive Officers for the fiscal year ended March 31, 2011:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise(#)**	**Value Realized on Exercise($)(1)**	**Number of Shares Acquired on Vesting(#)**	**Value Realized on Vesting($)(2)**
David P. Sommers	50,000	874,494	17,500	435,575
Michael Szabados	1,250	12,054	25,000	603,500
John W. Downing	20,000	305,800	20,000	459,100
Jean Bua	—	—	—	—

(1) Value is calculated by multiplying the number of shares times the closing price of a share of our common stock on the exercise date and subtracting from that amount the exercise price multiplied by the number of shares acquired on such exercise date.

(2) Value is calculated by multiplying the number of shares times the closing price of a share of our common stock on the vesting date.

Pension Benefits Table for Fiscal Year 2011

The following table sets forth the payments or other benefits at, following, or in connection with retirement of our Named Executive Officers

Name	**Fiscal Year**	**Number of Years of Credited Service(#)**	**Present Value of Accumulated Benefit($)**	**Payments During Last Fiscal Year($)**
Anil K. Singhal	2011	51 months	1,368,000	
	2010	39 months	920,000	—
	2009	27 months	637,000	—

In January of 2007, we entered into an agreement with Mr. Singhal that provides retirement benefits. These benefits vest over 4 years and 8 months beginning in January 2007 at a rate of 1.5 years for every year of future service, prorated for any partial year. Total future severance payments assuming 100% vesting are projected at $1,400,000. Mr. Singhal's retirement benefits also include a projected $200,000 in payments for future health benefits. These benefits are an unfunded obligation.

Non-Qualified Deferred Compensation Table for Fiscal Year 2011

We do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers and have therefore omitted this table.

Director Compensation Table for Fiscal Year 2011

Name	Fees Earned or Paid in Cash($)	Stock Awards($)	All Other Compensation($)	Total($)
Victor A. DeMarines	53,400	88,234	40,000	181,434
John R. Egan	90,200	88,234	40,000	218,434
Joseph G. Hadzima, Jr.	64,200	88,234	40,000	192,434
Stuart M. McGuigan	48,000	88,234	40,000	176,234
Vincent J. Mullarkey	67,400	88,234	40,000	195,634
Stephen G. Pearse	48,000	88,234	40,000	176,234

Effective as of September 2010, non-employee directors are compensated $36,000 annually for their services and do not receive any additional compensation for any regular Board meeting attended. (Prior to September 2010, non-employee directors received a $30,000 annual retainer and $1,500 for each regular Board meeting attended.) The lead non-employee director receives an additional annual retainer of $30,000. Non-employee directors currently receive $8,000 annually for serving on the Audit Committee and $6,000 annually for serving on either the Compensation Committee or Nominating Committee. In addition, directors who are chairpersons of a particular committee are also given additional annual compensation of $20,000 for the Audit Committee, and $6,000 for either the Compensation Committee or Nominating Committee. Finance Committee members receive $1,000 for each meeting attended in person and $800 for each meeting attended via telephone. Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board or of any committee and for attendance at approved director education programs. Non-employee directors are granted annually equity-based awards in the form of restricted stock units representing $60,000 of NetScout common stock. In addition, upon the annual vesting of these restricted stock units the non-employee directors receive $40,000 to defray the corresponding tax liability. These restricted stock unit awards vest 100% on the date of our annual meeting provided that during such year, such director attends at least 75%, collectively, of the meetings of the Board and any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, then 100% of these restricted stock units will vest on the third anniversary of the date of grant. No other equity awards are given to our non-employee directors.

Stock Plans

1999 Stock Option and Incentive Plan. Our 1999 Stock Option and Incentive Plan, as amended, or the 1999 Stock Option Plan, was adopted by the Board in April 1999 and was approved by our stockholders in June 1999. The 1999 Stock Option Plan was replaced by our 2007 Plan effective September 12, 2007, and no further grants were made under the 1999 Stock Option Plan after such date. The 1999 Stock Option Plan provided for the grant of stock-based awards to our employees, officers and directors, consultants, or advisors. Under the 1999 Stock Option Plan, we could grant options that were intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options could be granted only to our employees. A total of 9,500,000 shares were reserved for issuance under the 1999 Stock Option Plan.

The 1999 Stock Option Plan is administered by our Compensation Committee. Payment of the exercise price of an award under the 1999 Stock Option Plan may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The 1999 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of the Company, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of such awards.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1999 Stock Option Plan shall be free of some or all restrictions.

As of the Record Date, options to purchase an aggregate of 298,044 shares of common stock at an average exercise price of $6.45 per share were outstanding under the 1999 Stock Option Plan, and we had granted restricted stock units representing 1,015,899 shares of common stock, with 2,223 shares outstanding.

2007 Equity Incentive Plan. Our 2007 Plan was adopted by the Board in September 2007 and was approved by our stockholders at the September 12, 2007 annual meeting of stockholders. The 2007 Plan replaced the 1999 Stock Option Plan. The 2007 Plan allows us to grant restricted stock units, stock, stock options, and other equity interests to our and our subsidiaries' employees, officers, directors, consultants, and advisors. Under the 2007 Plan, we may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options may be granted only to our employees. The maximum number of shares as to which equity awards may be granted under the 2007 Plan is 5,000,000 shares (subject to certain adjustments under the 2007 Plan), of which no more than 500,000 shares may be granted to any one person.

The 2007 Plan is administered by our Compensation Committee. Subject to the provisions of the 2007 Plan, our Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of common stock subject to the award.

Payment of the exercise price of an award may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note, or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2007 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2007 Plan shall be free of some or all restrictions.

As of the Record Date, we had granted restricted stock units representing 3,306,578 shares of common stock, with 1,274,114 shares outstanding.

1999 Employee Stock Purchase Plan, as amended. The 1999 Employee Stock Purchase Plan, as amended, or the 1999 Purchase Plan, was adopted by the Board in April 1999 and was approved by our stockholders in

June 1999. The plan was amended by our Board on January 17, 2001, July 18, 2001, and April 29, 2003. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan. In September 2003, at our annual meeting, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Purchase Plan. The Board suspended the 1999 Purchase Plan as of October 31, 2005.

The following table sets forth securities authorized for issuance under our stock option plans as of fiscal year ended March 31, 2011:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,744,378	$6.35	2,156,693
Equity compensation plans not approved by security holders	—	—	—
Total	1,744,378	$6.35	2,156,693

Stock Ownership Policy

In 2010, the Compensation Committee approved a Stock Ownership Policy for certain of the Company's executive officers and directors. The Stock Ownership Policy states that within four years of the date the policy became effective, or within four years after becoming an executive officer or director, the executive officers and directors will be subject the following stock ownership requirements:

Title	Ownership Guideline(1)
Chief Executive Officer	4x annual base salary
Chief Operating Officer	3x annual base salary
Section 16 Officers who are Senior Vice Presidents	2x annual base salary
Directors	3x annual board retainer

(1) The ownership guideline for each participant will be converted into a number of shares on the first day of each fiscal year based on the average closing price of a share of NetScout stock for the previous fiscal year.

The Compensation Committee is responsible for monitoring compliance with the guidelines. As of the end of fiscal 2011, each officer and director had met the requirements of the Stock Ownership Policy. Shares that count toward the ownership target include all shares directly or beneficially owned by the director or executive officer, unvested restricted stock units granted under Company's plans (restricted stock units will be applied toward the ownership requirements based on the value of restricted stock units after taking into account any required share withholding); and shares purchased on the open market.

401(k) Plan

We maintain a 401(k) plan qualified under Section 401 of the Code. All of our employees who are at least 18 years of age and work at least 20 hours per week are eligible to participate in the 401(k) plan. Under the 401(k) plan, a participant may contribute a maximum of 60% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit, which was $16,500 (or $22,000 for individuals at least 50 years of age) in calendar year 2011, to the 401(k) plan. At the discretion of our Board, we may make matching contributions to the 401(k) plan. During the plan year ended December 31, 2010, we matched 50% of employee contributions up to 6% of compensation. Employer contributions vest over four years at a rate of 25% per year of service. In addition, at the discretion of our Board, we may make profit-sharing contributions to the 401(k) plan for all eligible employees.

Employment and Other Agreements

Mr. Singhal assumed the role of Chairman of our Board, effective January 19, 2007. In conjunction with his additional responsibilities, we entered into a new employment agreement with Mr. Singhal, which provides that he will receive an annual base salary of at least $300,000. The employment agreement provides for a three-year term commencing January 19, 2007 with automatic one-year renewals. During the term of this agreement, Mr. Singhal will also be eligible to receive an annual bonus based on Company performance and individual objectives. The employment agreement is terminable at will by either party and provides that if we elect not to renew the agreement for any reason, or if Mr. Singhal's employment is terminated by us without due cause as defined in the agreement, by Mr. Singhal at any time following the consummation of a sale of the Company, or upon the death or disability of Mr. Singhal, Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for seven years. If Mr. Singhal terminates his employment with us for any reason prior to the consummation of a sale of the Company, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year.

We also entered into severance agreements in May 2009 after the end of our fiscal year ended March 31, 2009 with our Named Executive Officers (other than Ms. Bua) and with Ms. Bua in September 2010 which are described under the heading "Post Termination Compensation" in Compensation Discussion and Analysis below.

Each of these agreements was approved by a majority of our Board and by a majority of the disinterested members of our Board. All future transactions, if any, with our executive officers, directors, and affiliates will be approved in accordance with our related party transaction policy discussed below under "Transactions with Related Persons".

Potential Payments Upon Termination or Change of Control

The table below sets forth the estimated amount of payments and other benefits each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on March 31, 2011. The information is provided relative to the Named Executive Officer's termination or change of control arrangements as of the Record Date and assumes such arrangements were actually in effect as of March 31, 2011. The values relating to vesting of stock options and restricted stock unit awards are based upon a per share fair market value of our common stock of $27.32 the closing price reported on the NASDAQ Global Market on March 31, 2011, the last trading day of the year ended March 31, 2011. Actual payments made at any future date will vary based on various factors including, salary and bonus levels, the vesting schedules of the various equity-based awards, and the price of our common stock at the time of termination or change of control. For purposes of the payments associated with a change of control set forth in following table, we have assumed that the respective Named Executive Officer was terminated on March 31, 2011 and that such arrangements were actually in effect as of such date. Please refer to the heading "Post Termination Compensation" below in

Compensation Discussion and Analysis for a discussion of the particular terms of the applicable termination or change or control arrangements reflected in the table below.

Name	Termination Event*	Salary and Other Cash Payments ($)	Vesting of Stock Options ($)(3)	Vesting of RSUs ($)(3)	Health and Dental Benefits ($)
Anil K. Singhal(1)	Termination without cause or resignation for good reason other than in the context of a change of control				
	Termination without cause or resignation for good reason within one year following a change of control				
Michael Szabados	Termination without cause or resignation for good reason other than in the context of a change of control	$275,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$525,000	—	$1,054,634	—
David P. Sommers	Termination without cause or resignation for good reason other than in the context of a change of control	$250,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$450,000	—	$ 710,320	—
John W. Downing	Termination without cause or resignation for good reason other than in the context of a change of control	$200,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$437,500	—	$ 710,320	—
Jean Bua	Termination for any reason at any time after the 15th month and prior to 14 days following the 18 month of the agreement	$200,000	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$300,000	—	$ 169,138	—

* All agreements include a clawback provision releasing the Company from its obligation to make additional payments and requiring the relevant executive to repay the Company for amounts paid in the event an investigation by Company reveals the executive engaged in fraudulent, dishonest, or criminal acts. The agreements provide for notice and an opportunity to cure.

(1) See Post Termination Compensation Section detailing any post termination payments Mr. Singhal is entitled to under his employment agreement.

(2) Payments to be made in equal installments over a 12 month period following termination. In the event of death within the 12 month period, payments will be accelerated and made to the deceased's estate within 30 days.

(3) Upon a termination without cause or a resignation for good reason within one year following a change in control, Messrs. Szabados, Sommers and Downing are entitled to acceleration of certain unvested

equity-based awards. All of such unvested equity-based awards with respect to such Named Executive Officers are assumed to have accelerated as of March 31, 2011, the last trading day of the year ended March 31, 2011. The amount shown in this column represents the difference between the exercise price and the fair market value of the accelerated options assuming a $27.32 fair market value of our stock on March 31, 2011.

Compensation Discussion and Analysis

Overview

The goal of NetScout's executive officer compensation program is to retain and reward highly qualified, talented leaders who create long term stockholder value. The program is designed to align management's interests with those of stockholders, and motivate senior executives to increase our long-term growth and profitability while attempting to minimize risks that could result from compensation decisions. As described below, NetScout, acting through our Chief Executive Officer and Compensation Committee, weighs the appropriate mix of compensation elements, including the allocation between cash and equity, for each executive officer to help achieve those objectives.

Compensation Objectives

NetScout uses its compensation program to achieve the following objectives:

- To provide compensation opportunities that attract, motivate, and retain the best talent and highest caliber people possible to serve our customers and achieve our strategic objectives.
- To align management's interests with our success, including by linking compensation and performance, based on the attainment of both company goals and individual goals.
- To align management's interests with stockholders by including long-term equity incentives.
- To increase our revenue, to increase our profitability and accordingly increase stockholder value.

NetScout periodically considers its compensation objectives and formally reviews its objectives and practices with the Compensation Committee in connection with the annual review and approval of executive officer compensation.

Compensation Policies

To achieve NetScout's compensation objectives, NetScout and the Compensation Committee have developed an executive compensation program comprising cash compensation in the form of base salary and annual incentive cash bonuses and long-term incentive awards in the form of equity incentive grants. The Compensation Committee reviews the program at least annually to evaluate whether it supports NetScout's long-term goals.

The Compensation Committee reviews the total mix of the elements of compensation, such as short-term versus long-term compensation and cash versus equity compensation, in light of NetScout's overall compensation goals. The Compensation Committee also takes into account NetScout's past financial performance and future expectations, individual performance and experience, and past overall compensation levels. With respect to certain financial goals, that is, the revenue and profits targets, the Compensation Committee places greater weight on achieving those goals, but the Compensation Committee does not assign specific weights, formulas, or rankings to the factors, but instead makes a determination based on consideration of all of these factors as well as the progress made with respect to NetScout's long-term goals and strategies. In addition, the Compensation Committee uses the following principles to guide its decisions regarding executive compensation:

Pay for Performance

Total compensation should reflect a "pay for performance" philosophy such that a substantial portion of executive compensation should include short- and long-term incentive awards that are tied to the achievement of performance objectives of both NetScout and the individual.

Alignment with Stockholders' Interests

Total compensation levels should include a component that reflects NetScout's overall performance through the use of equity-based awards.

Internal Parity

To the extent practicable, and based on individual performance, base salary levels and short- and long-term incentive target levels for similarly-situated executives within NetScout should be comparable to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment.

External Competitiveness

Our compensation program strives to ensure that our executives' total compensation levels are competitive with peer companies so that we can attract and retain high performing key executive talent.

To ensure that our executives' total compensation levels are competitive, our Compensation Committee, in consultation with our senior management, periodically reviews the compensation policies and practices of other companies in our peer group, which we define to include companies with the following characteristics:

- Publicly-traded;
- Primary operations in related technology industries;
- Similar revenue levels; and
- Similar number of employees.

However, in assessing competitiveness of compensation, the Compensation Committee does not use individual targets but strives to ensure that compensation is within market ranges.

Avoidance of Excessive Perquisites

Although we will consider certain perquisites that are common and appropriate for similarly-situated executives of public companies, as a general matter, we intend to avoid the payment of excessive, unusual, or unnecessary perquisites to executives.

Elements of our Executive Compensation Program

Consistent with our executive compensation objectives, we have developed an executive compensation program consisting of the following elements:

- Base salary;
- Short-term incentive in the form of annual cash bonus;
- Long-term incentive in the form of equity-based awards (restricted stock units, or RSUs); and
- Benefits/perquisites.

Base salary

Although overall compensation levels for each of NetScout's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies, base salaries are set lower than those of executives at similar companies. Consistent with the Company's compensation philosophy of pay for performance, executive officers' total compensation mix provides for a significant bonus incentive component, which, upon achievement makes total compensation comparable to compensation paid to executives at similar companies. The Compensation Committee, and the Board in the case of our Chief Executive Officer's compensation, exercises full discretion in setting base salary levels, subject to certain limits with respect to Mr. Singhal, whose base salary may not be reduced below $300,000 without his consent under the terms of his employment agreement with NetScout. Salary decisions for NetScout's executive officers are generally made near the beginning of each fiscal year.

Short-term cash incentive

Short-term incentive in the form of an annual cash bonus is intended to provide motivation for executives to achieve both NetScout's annual operating goals and the individual's annual performance goals. The target amount for the annual bonus opportunity is established at the outset of the fiscal year and is based on a percentage of the executive's base salary that is intended to be at or above the median percentage offered to similarly-situated executives in our large company peer group. In addition, the Compensation Committee has the flexibility to award additional discretionary bonuses to recognize and reward outstanding individual performance in excess of measurable performance objectives.

The Chief Executive Officer and the other named executive officers are eligible for bonuses only after NetScout meets or exceeds Board-approved targets, currently based on revenue and earnings per share, or EPS, targets that are set to drive our business. If NetScout meets or exceeds the targets, the Chief Executive Officer and other named executive officers are eligible for bonuses, but the bonus amounts are then based on attainment of individual goals, contribution to the company-wide goals, and other criteria as may be determined by the Compensation Committee, such as teamwork, ethical behavior and adherence to our corporate values and policies. Individual goals are set at the beginning of each fiscal year. Bonuses generally are paid shortly after the start of NetScout's fiscal year for the preceding fiscal year.

In support of its emphasis on performance-based incentives, each quarter NetScout accrues the bonus pool for executive officers and for other employees based on the achievement of the corporate performance targets mentioned above. When setting the fiscal year 2011 targets the Compensation Committee considered the company-wide targets reasonably achievable. NetScout did not meet the high end of the range of its revenue targets set at the beginning of the year leading to a bonus accrual for all employee participants significantly below the full bonus target.

Long-term incentive

The Compensation Committee believes that NetScout's equity incentive program is an important element of our overall compensation program and contributes to the goal of attracting and retaining highly qualified individuals who can contribute to our success. Toward that end, the Compensation Committee has determined that grants should be concentrated, with high performing and high potential individuals receiving the bulk of the grants. Our 2007 Plan permits the granting of share-based awards to employees and officers of NetScout and its subsidiaries. The Compensation Committee administers the 2007 Plan.

The Compensation Committee believes that long-term incentive compensation in the form of restricted stock units, the form of equity that we currently grant, helps to align the interests of management and stockholders and enables executives to develop long-term stock ownership in NetScout. In addition to an executive's past performance, NetScout's desire to retain an individual is of paramount importance in the determination of stock-based grants. Such long-term awards also help manage risk by vesting a longer-term stake in the success of the Company.

Benefits/Perquisites

We seek to provide perquisites that are common and appropriate for similarly-situated executives of public companies. In addition to cash and equity compensation, our compensation program comprising various benefits, including medical insurance plans and NetScout's 401(k) Plan. Executive officers are also eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1.5 million cap with evidence of insurability, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $750,000 cap available to sales employees. Mr. Singhal is entitled to other benefits discussed below.

Executive Compensation Decisions and Process

General

The Compensation Committee typically meets at least four times annually to coincide with regularly scheduled Board meetings, and more frequently as necessary. The Compensation Committee met eight times and acted by unanimous written consent one time during the fiscal year ended March 31, 2011. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with our Chief Financial Officer, General Counsel, and other executives who may have contributions to a given agenda item. The Compensation Committee meetings typically include various members of management as well as outside legal counsel to provide background information or advice, or to otherwise participate in a given meeting. Our Chief Executive Officer often participates in discussions and deliberations regarding the compensation of our executive officers. However, the Compensation Committee exercises complete discretion and has ultimate authority with respect to executive compensation matters, except in the case of the compensation of the Chief Executive Officer, which is approved by the full Board after receiving a recommendation from the Compensation Committee. The Chief Executive Officer assists the Compensation Committee in approving recommendations with respect to executives other than the Chief Executive Officer. The other executives do not play a role in determining their compensation, other than in discussing their performance with the Chief Executive Officer and the Chief Operating Officer, who makes his own recommendations to the Chief Executive Officer for the Chief Executive Officer's consideration. The Chief Operating Officer has no role in determining his own compensation, other than providing the Chief Executive Officer with an assessment of his own performance. Our Chief Executive Officer is not present and does not participate in discussions or deliberations regarding his own compensation, performance, or objectives, whether at Compensation Committee or Board meetings.

Compensation Decision Processes

The Compensation Committee conducts an annual review, over a series of meetings, of the performance and compensation of each of our executive officers, including the Chief Executive Officer. In making decisions, the Compensation Committee takes into account NetScout's past financial performance and future expectations, individual performance and experience, and past overall compensation levels. The Compensation Committee does not assign specific weights, formulas, or rankings to these factors, but instead makes a determination based on consideration of all of these factors as well as the progress made with respect to NetScout's long-term goals and strategies provided that the Compensation Committee does place greater emphasis on the achievement of the Company's overall corporate financial targets in making its determinations.

Although overall compensation levels for each of NetScout's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies, base salaries are set lower than those of executives at similar companies. Consistent with the Company's compensation philosophy of pay for performance, executive officers' total compensation mix provides for a significant bonus incentive component which, upon achievement, makes total compensation comparable to compensation paid to executives at similar companies. Typically, base salary levels for each of NetScout's executive officers, other than the Chief Executive Officer, are determined after considering the evaluations and recommendations made by the Chief Executive Officer, who applies his own judgment in making compensation recommendations after reviewing our performance, the performance of the executive officer against corporate and personal goals, the executive's career with the Company, amounts of current and long-term compensation, and special circumstances such as strategic alliances, acquisitions, etc.

Short term cash incentive compensation is based on the attainment of corporate level performance goals and individual goals set at the beginning of each fiscal year. Generally, the corporate level performance goals consist of Board-approved revenue and EPS targets. The Chief Executive Officer and the other named executive officers are eligible for bonuses only after NetScout meets or exceeds company-wide revenue and EPS targets, except for Mr. Downing whose short term cash incentive compensation consists of both commissions based on NetScout sales and a bonus component. If NetScout meets or exceeds the targets, the Chief Executive Officer and other named executive officers are eligible for bonuses, but the amounts are then based on attainment of individual goals, contribution to the company-wide goals, and other criteria that may be established by the Compensation Committee, such as teamwork, ethical behavior and adherence to our corporate values and policies.

The corporate level performance goals and the individual performance goals are set at the beginning of each fiscal year. The Compensation Committee endeavors to establish goals for executive officers consistent with NetScout's strategic plan, financial goals, and operating budget for the year. Accordingly, the Compensation Committee generally has the expectation that we will achieve our corporate level goals for the year. In addition, the Chief Executive Officer works with the Chief Operating Officer and each executive officer to establish individual annual performance goals and then presents proposed goals for each executive officer to the Compensation Committee for review and evaluation. The Compensation Committee or the Board provides advice and input on the individual executive goals and approves the goals with any requested changes. Individual executive performance goals are not established or scored in as rigid a manner as the overall corporate level performance goals. Rather, individual executive performance goals are established in a manner that allows for more qualitative and subjective assessment. The Compensation Committee believes that the Chief Executive Officer is in the best position to evaluate the day to day performance of the executives who report to him and to the Chief Operating Officer, and the Compensation Committee believes that deference to the Chief Executive Officer's evaluation of such executives and his related recommendations is generally appropriate.

When establishing stock-based grant levels for executive officers and other employees, the Compensation Committee considers the existing levels of stock ownership, previous grants of restricted stock units, stock options and other stock-based awards, vesting schedules of previously granted restricted stock units, options and other stock-based awards, and the current stock price. The Compensation Committee annually reviews, with the use of tally sheets, stock-based grants to executive officers and considers the level of outstanding awards as a factor in its determinations with respect to overall compensation for each of the executive officers and the effectiveness of additional awards or other forms of compensation in achieving NetScout's compensation goals.

NetScout intends, generally, to make equity awards to executive officers at their appointment and then every two years, depending upon performance. During the fiscal year ended March 31, 2011 the Committee approved equity grants to the named executive officers in an amount equal to 223,409 shares in the aggregate, as further discussed below. The Committee approved an additional equity grant to Mr. Sommers in fiscal year 2012, at its April 2011 meeting.

Performance Goals and Achievement

The corporate level goals generally consist of revenue and EPS targets. Such information is extremely confidential and disclosure of the same could cause competitive harm to NetScout. The individual goals for the fiscal year ended March 31, 2011 were adopted at the beginning of the 2011 fiscal year and are set forth below with respect to each applicable officer. To the extent individual goals include revenue, EPS, bookings, or other financial or specific technical product information, such data has been omitted given their confidential nature.

In regard to short-term cash incentive payments, each quarter NetScout accrues the bonus pool for executive officers and for other employees only after achievement of approved, corporate performance targets. As discussed above, these targets are currently based on revenue and EPS goals. When setting the fiscal year 2011 targets the Compensation Committee considered the company-wide targets reasonably achievable. NetScout did not meet all of its quarterly revenue targets set at the beginning of the year, resulting in a bonus accrual significantly below the full bonus target. The company did meet or exceed its EPS targets each quarter. Once the percent of the total eligible bonus target is determined, the individual executive officer bonuses are awarded based on the process outlined above.

The following lists the individual performance goals, along with the conclusions reached by the Compensation Committee and the Board, in the case of the Chief Executive Officer's goals:

Executive Officer	Goal	Achievement
Anil Singhal, President, Chief Executive Officer, and Chairman of the Board	Develop and drive near-term growth strategy for the Company to result in an undisclosed (non-GAAP) revenue and EPS increase in FY11.	Met revenue target range and exceeded EPS target.
	Develop and launch innovative Adaptive Session Trace technology.	Achieved.
	Actively evaluate potential strategic acquisitions in certain sectors and technologies.	Achieved.
	Ensure balance of focus between two specified market sectors and lead a unified business strategy council.	Continuing.
	Provide on-going Board leadership, education, and development.	Achieved and ongoing.
Michael Szabados, Chief Operating Officer	Drive execution to achieve non-GAAP revenue and EPS increase in FY11.	Met revenue target range and exceeded EPS target.
	Gain market share in two of three strategic verticals.	Achieved significant growth, but did not meet numerical objectives.
	Keep on track specified top FY11 product roadmap deliverables.	Achieved.
	Expand partnership with key strategic partner.	Significant steps achieved in furtherance of the partnership.
	Launch specified, focused competitive initiative via "tiger team" and executive review process in two selected verticals.	One tiger team launched.

Executive Officer	Goal	Achievement
David Sommers, SVP Finance and Chief Financial Officer	Achieve undisclosed non-GAAP revenue and EPS increase in FY11.	Met both revenue target range and exceeded EPS target.
	Maintain specified market valuation.	Exceeded.
	Research and propose multiple attractive acquisition alternatives along with pro forma post-acquisition business plans in all target areas.	Achieved.
	Make continued business impacting process improvements.	Achieved.
John Downing, SVP Worldwide Sales	Achieve a specified level of FY11 bookings.	Made progress in challenging environment but level not achieved.
	Implement updated sales compensation plan to drive new business growth.	Achieved.
	Achieve specified bookings in three specified verticals.	Achieved growth, but did not meet numerical objectives.
	Increase sales organizational alignment with the service provider and enterprise business segments.	Developed new teams and regional coverage in developing alignment.
	Increase enterprise new account business to a certain revenue level.	In progress.

Ms. Bua joined the Company as of September 15, 2010 as Vice President, Finance, and Chief Accounting Officer. Because she joined halfway through the fiscal year, her fiscal year 2011 performance was not evaluated on defined individual goals.

For those goals that are capable of direct measurement the Compensation Committee considers the percentage of goal achievement taking into account developments during the year, including both internal and external factors affecting the Company. For goals that are qualitative in nature or are not as susceptible to financial or numerical measurement, the Compensation Committee relies primarily on its judgment, knowledge of the business, and information obtained through interactions with management throughout the year. The Compensation Committee views the compensation determination process as an important opportunity to engage in strategic discussions with the Chief Executive Officer on the appropriate factors and criteria that should be focused on for the attainment of long-term stockholder value. During the past fiscal year, the Compensation Committee reviewed preliminary and then definitive strategic plans and budgets and worked to ensure that compensation and goals aligned with the corporate strategic goals.

Third Party Data/Peer Group

NetScout uses third party executive pay survey databases and peer group data to assist in compensation decisions. NetScout and the Compensation Committee believe the data is helpful but consider such information as part of a range of factors in determining appropriate compensation levels. Generally, the data is used to confirm that NetScout executives are paid competitively. The comparison is intended to inform the Compensation Committee's discussion, but it is not intended to determine compensation in any formulaic way. The Compensation Committee looks to the peer data to ensure that NetScout is paying compensation that is appropriate to accomplish its objectives. The Compensation Committee concluded that third party survey data confirmed that overall compensation for executive officers is generally competitive with that paid to executive officers at similar companies.

The set of publicly traded peer companies is determined and periodically reevaluated based on revenue, net income, number of employees, and similar industry. For comparison purposes we have reviewed compensation data for a group of small companies and for a group of larger companies, because the Company competes with both groups for employees and because there were few direct comparison companies at the Company's current size. Those peer companies include the following, divided into companies that are smaller than NetScout based on revenue, net income, and number of employees and companies that are larger than NetScout based on the same criteria:

Smaller Companies	Larger Companies
Acme Packet, Inc.	Blue Coat Systems, Inc.
Ixia	Quest Software, Inc.
OPNET Technologies, Inc.	Red Hat, Inc.
Solar Winds, Inc.	Riverbed Technology, Inc.
	Tekelec
	Tibco Software, Inc.

Recent Compensation Decisions With Respect To Our Named Executive Officers

Determinations of fiscal year 2011 base salary and fiscal year 2011 bonus targets were made by the Compensation Committee and the Board with respect to Mr. Singhal based on the recommendations of the Compensation Committee, at the beginning of fiscal year 2011. In April 2011, the Compensation Committee and the Board, with respect to Mr. Singhal, based on the recommendations of the Compensation Committee, approved the actual fiscal year 2011 bonus amounts, fiscal year 2012 salary rates, fiscal year 2012 bonus targets for each of our named executive officers, including Mr. Singhal. In June 2010, equity awards were made to each named executive officers, including Mr. Singhal, but not including Ms. Bua who joined the Company in September 2010.

Chief Executive Officer Compensation

Base Salary. Due to our fiscal 2011 financial performance, the correlation between short-term incentive payments and the Company's performance, and our desire to contain costs Mr. Singhal was not granted a base salary increase for the fiscal year ended March 31, 2012. This is the third consecutive year in which the Compensation Committee, Board, and Mr. Singhal have reviewed together and determined, for the reasons stated and because of his significant share ownership position, that Mr. Singhal's base compensation would not increase. Mr. Singhal's current base salary is $325,000 per year. Mr. Singhal entered into an employment agreement dated as of January 3, 2007, as amended, with a three-year term that automatically renews each year unless either party elects to terminate the agreement. NetScout entered into the agreement with Mr. Singhal because it wanted to provide Mr. Singhal appropriate incentives in light of additional responsibilities that he took on at the time of the retirement of Mr. Narendra Popat, NetScout's other co-founder. Under the agreement, Mr. Singhal will be paid an annual base salary of at least $300,000, which amount is currently $325,000, which base may be increased as determined by the Compensation Committee and approved by the Board and an annual bonus determined by the Compensation Committee in consultation with Mr. Singhal and also subject to Board approval.

Fiscal 2011 Bonus Amount. For fiscal year 2011, the Board established bonus accruals that were expected to range from 50% to 100% of target each quarter, but could have equaled zero percent if the performance goals were not reached. In light of the then current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believed at the time that the bonus accruals at 100% were difficult, but not impossible, to achieve. However, NetScout's overall performance during fiscal year 2011 was affected as a result of the continuation of the economic downturn, and despite navigating the economic downturn successfully and making important advances in key strategic areas of its business, NetScout did not meet all of its quarterly revenue targets set at the beginning of the year, leading to a bonus accrual significantly below the total bonus target. NetScout did exceed its EPS targets in each fiscal quarter.

The Compensation Committee considered the amount of incentive compensation that should be paid to the Chief Executive Officer based on consideration of a number of factors that it deemed relevant to Mr. Singhal's performance in fiscal year 2011. In determining Mr. Singhal's bonus, the Compensation Committee considered NetScout's financial performance and Mr. Singhal's non-financial individual goal achievement, experience, and responsibility. The Committee considered the level of the company-wide bonus accrual, in light of the positive results achieved in several areas including increased operating margin (from 18% to 20% on a GAAP basis), increased cash of $57.9 million (cash, cash equivalents and marketable securities), successful product development and releases, and growth in certain market sectors, among other significant achievements over the year.

Following review of NetScout's overall performance and Mr. Singhal's attainment of individual objectives, the Committee granted a bonus to Mr. Singhal at 60% of target. The other executive officers, other than Mr. Downing, also received bonuses at 60% of target. The Compensation Committee and the Board believed this was appropriate given the roughly comparable performances by each executive officer, including Mr. Singhal, to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment. Mr. Singhal's fiscal year 2011 bonus was $360,000, an amount which represented 60% of his $600,000 bonus target. The range and performance criteria for Mr. Singhal's bonus are determined by the Compensation Committee in consultation with Mr. Singhal, subject to the approval of the Board.

Fiscal 2012 Bonus Amount. NetScout typically puts greater weight towards incentive compensation, including short term cash incentive compensation, compared to base salary. In April 2011 the Board approved, based on the recommendation of the Compensation Committee, a fiscal year 2012 target bonus for Mr. Singhal of $600,000. This bonus opportunity remains unchanged from the bonus opportunity during fiscal years 2010 and 2011. In order to be awarded a bonus for fiscal year 2012 NetScout would have to achieve the revenue and EPS targets set by the Board, the terms of which are not disclosed because they represent confidential information, the disclosure of which would result in harm to our ability to compete. The bonus accruals are expected to range from 50% to 100% of target each quarter, but could be zero if the performance goals are not reached, and, conversely, could exceed 100% if performance warranted it. If NetScout meets or exceeds the company-wide performance goals, the Chief Executive Officer bonus will be based upon the attainment of the following individual goals:

- Develop and evangelize internally a multi-year technology vision;
- Drive the Company's enterprise market vision and strategy; and
- Inspire and challenge the Company's leadership and employees to loyalty and top performance.

Fiscal 2012 Equity Award. NetScout intends, generally, to make equity awards to executive officers at their appointment and then every two years, depending upon performance. During the fiscal year ended March 31, 2011 as noted in last year's proxy statement, the Committee approved equity grants to the named executive officers, including the Chief Executive Officer, in an amount equal to 223,409 shares in the aggregate, as further discussed below. The Company has not awarded additional equity to the named executive officers for fiscal year 2012, except for a grant of 8,000 RSUs to Mr. Sommers in April 2011.

Fiscal 2011 Equity Award. In June 2010, the Board approved, based on the recommendation of the Compensation Committee, a grant to Mr. Singhal of restricted stock units, or RSUs, equal to 76,222 shares of our common stock pursuant to our 2007 Plan. The RSUs vest as follows: 25% vests on the first anniversary of the date of grant and the balance vest in equal quarterly installments over the next three years.

Other Named Executive Officers' Compensation

Base Salary. Due to our fiscal 2011 financial performance and our desire to contain costs, Messrs. Szabados, Sommers, and Downing were not granted a base salary increase for either the fiscal year ended March 31, 2011 or the fiscal year ended March 31, 2012, except for Mr. Sommers who was granted a $15,000 base salary increase for fiscal year 2012 in connection with an expansion of his responsibilities. Ms. Bua's base salary was set at $200,000 as approved by the Board in connection with her September offer of employment. The base salary information for these officers can be found in the Summary Compensation Table included elsewhere in this proxy statement.

Fiscal 2011 Bonus Amount. For fiscal year 2011, the Board established company-wide revenue and EPS targets with bonus accruals that were expected to range from 50% to 100% of target each quarter, but could have been zero if the revenue and EPS performance goals were not attained. In light of the then current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believed at the time that the bonus accruals at 100% were difficult, but not impossible, to achieve. However, NetScout's overall performance during fiscal year 2011 continued to be affected by the economic downturn, and despite navigating the economic downturn successfully, and making important advances in key strategic areas of its business, NetScout did not meet all of its quarterly revenue goals set at the beginning of the year, leading to a bonus accrual significantly below the total eligible bonus target.

In determining the bonus amounts for Messrs. Szabados and Sommers and Ms. Bua, the Compensation Committee considered NetScout's financial performance and such officer's non-financial individual goal achievement, experience, and responsibility. The Committee did recognize the difficult economic environment that NetScout faced, the reduced spending in certain key customer segments, and the positive results achieved in several areas including increased operating margin (from 18% to 20% on a GAAP basis), increased cash of $57.9 million (cash, cash equivalents, and marketable securities), successful product development and releases, and growth in certain market sectors, among other significant achievements over the year.

Following review of NetScout's overall performance and such officer's attainment of individual objectives, the Compensation Committee and the Board granted bonuses to each of Messrs. Szabados and Sommers and Ms. Bua at 60% of full year target, across the board. The Compensation Committee and the Board believed this was appropriate given the roughly comparable performances by such executive officers, to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment. This percentage was also, on average, less than the average percentage to non-executive employees. Messrs. Szabados and Sommers and Ms. Bua's bonus amounts with respect to the 2011 fiscal year can be found in the Summary Compensation Table included elsewhere in this proxy statement. Ms. Bua joined the Company in September 2010, but the Compensation Committee determined that based on her six months' performance she, too, should be granted the same percentage bonus.

In the past, Mr. Downing's compensation, compared to other executive officers' compensation, was weighted more heavily toward incentive cash compensation based on achievement of sales targets, with a smaller bonus component tied to the Company's performance and his individual performance as with the other executive officers. For fiscal year 2011, the Compensation Committee adjusted the balance between Mr. Downing's commission-based incentive and corporate bonus incentive to put even more weight, 50%, on the corporate bonus incentive to emphasize the corporate goals that Mr. Downing was expected to achieve. Mr. Downing's sales targets for fiscal year 2011 represent confidential information, the disclosure of which would result in harm to our ability to compete. For fiscal year 2011, with respect to the corporate bonus incentive, based on review of his individual performance, the Compensation Committee granted a bonus to Mr. Downing at 50% of target.

Fiscal 2012 Bonus Amount. NetScout puts greater weight towards incentive compensation, including short term cash incentive compensation, compared to base salary. In April 2011, the Compensation Committee approved target bonuses for Mr. Szabados of $260,000, up from $250,000, Mr. Sommers of $230,000, up from $200,000, and Ms. Bua at $110,000, up from $100,000. In April 2011 the Compensation Committee also approved a bonus target of for Mr. Downing of $143,750 based on corporate and individual goals and a $118,750 commission incentive. Mr. Downing's corporate-based incentive increased from $118,750, thereby overweighting his incentive toward corporate and individual goals compared to his sales commission incentive.

To be awarded a bonus for fiscal year 2012, NetScout's named executive officers would have to achieve the revenue and EPS goals set by the Board, the terms of which are not disclosed because they represent confidential information, the disclosure of which would result in harm to our ability to compete. The bonus accruals are expected to range from 50% to 100% of target each quarter, but could be zero if the performance metrics are not reached. If NetScout meets or exceeds the company-wide performance targets, Messrs. Szabados, Sommers, and Downing and Ms. Bua's bonus amounts will be based upon the attainment of the individual goals discussed below.

Michael Szabados

- Deliver specified major product releases on time;
- Achieve thought leadership and recognition with leading industry analysts in the enterprise and service provider markets;
- Implement next generation CRM system and deploy in time for effective use in fiscal year 2013;
- Implement Agile product life cycle for at least 75% of R&D projects in fiscal year 2012;
- Identify and implement organizational and management changes required for next stage of growth.

David Sommers

- Ensure EPS growth of at least a specified (undisclosed) amount;
- Research and propose multiple growth-driving acquisition opportunities;
- Ongoing succession planning management and development;
- Act as a strategic leader to achieve key corporate initiatives.

John Downing

- Achieve an undisclosed bookings amount during fiscal year 2012;
- Ramp new account creation rate to reach an undisclosed number of new accounts per quarter, at least an undisclosed number of which are targets under an undisclosed initiative;
- Achieve undisclosed increase in service provider bookings in fiscal year 2012.

Jean Bua

- Instill organizational alignment between the sales and Finance teams through issue management and resolution;
- Operational excellence in Finance organization and workflow including rationalization of staffing;
- Improve management reporting on forecasts, bookings, and expenses; and
- Execute a successful organization transition plan.

Fiscal 2011 Equity Award. In June 2010, the Compensation Committee approved grants to Messrs. Szabados, Sommers, and Downing of RSUs equal to following shares of our common stock pursuant to our 2007 Plan:

Name	RSU Grant (shares)
Michael Szabados	54,415
David Sommers	34,003
John Downing	34,003

In connection with and subject to her hiring as of September 2010, the Compensation Committee approved a grant to Ms. Bua of RSUs pursuant to our 2007 Plan Bua in the amount of 24,766 shares.

For all of the above grants, the RSUs vest as follows: 25% vests on the first anniversary of the date of grant and the balance vest in equal quarterly installments over the next three years. The Compensation Committee believed that the foregoing grants were appropriate in furtherance of our philosophy that total executive compensation should be more heavily weighted toward long-term incentive compensation to ensure that the interests of our executives are aligned with those of our stockholders. In addition, the Compensation Committee felt it was important to ensure that Messrs. Szabados, Sommers and Downing have a significant ongoing equity stake in NetScout so that each is properly incentivized and has long-term interests are aligned with those of our stockholders. Ms. Bua's equity grant was determined necessary and appropriate in connection with her recruiting and hiring.

Other Benefits

NetScout also maintains various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to legal limits on the amounts that may be contributed or paid to executive officers under these plans. One exception to this broad-based eligibility is that executive officers at the Vice President level and above are eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1.5 million cap with evidence of insurability, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $750,000 cap available to sales employees. The company also offers a 401(k) plan that allows all employees to invest in a wide array of funds on a pre-tax basis. The 401(k) plan allows employees to put aside the lesser of 60% of their eligible compensation or $16,500 (or $22,000 for individuals at least 50 years of age) for calendar year 2011. NetScout matches 50% of each employee's contribution up to 6% of such employee's annual salary. The matching amount vests 25% per year over four years. After four years of service, the employee match is 100% vested. Employees are eligible on date of hire.

Under his current employment agreement, Mr. Singhal is entitled to the following benefits: disability insurance of no less than 100% of base salary, paid vacation, group life insurance not to exceed $1.5 million, and NetScout's generally available medical, dental, and vision plans as well as any other benefits generally available to senior executives of NetScout. In addition, NetScout will reimburse Mr. Singhal for tax and estate planning and for leasing and maintaining a car.

Post-Termination Compensation

Mr. Singhal's employment agreement provides that if any of the following three events occur (1) NetScout terminates Mr. Singhal's employment for any reason other than due cause (as defined in the agreement), (2) Mr. Singhal terminates his employment for any reason at any time following the consummation of a sale of NetScout, or (3) upon the death or disability of Mr. Singhal, then Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for a period of seven years. If Mr. Singhal terminates his employment with NetScout for any reason prior to the consummation of a sale of NetScout, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year. The Company has projected its future payments for this unfunded obligation at approximately $1.4 million.

In May 2009, NetScout entered into severance agreements with certain of its executive officers, including all of its Named Executive Officers other than its Chief Executive Officer and Ms. Bua, who entered into a similar agreement upon her joining the Company in September 2010. These agreements are intended to help NetScout retain key executives and to reinforce the continued attention and dedication of management in event of a change of control and to provide protection so that such executives can act in the best interests of NetScout without distraction.

With respect to Michael Szabados, David P. Sommers, and John W. Downing, the severance agreements provide certain payments in the event that such officer is terminated without cause (as defined in the applicable agreement) or resigns for good reason (as defined in the applicable agreement) at any time prior to a change in control of NetScout (as defined in the applicable agreement) or within one year thereafter. In such event, such officer will receive 12 months of his then current salary, and, if such termination occurs after a change of control, such officer will also receive a prorated amount of his maximum annual target bonus, based on the months elapsed in such year that in any event will not be less than 50% of his maximum annual target bonus and accelerated vesting of any outstanding unvested equity awards under the 2007 Plan that would have vested or become exercisable within one year of such termination.

With respect to the severance agreement with Mr. Downing, if such termination occurs after a change of control such payments will also include accrued but unpaid sales commissions plus a prorated amount of his maximum target sales commissions (without double counting for previously paid commissions) that in any event will not be less than 50% of his maximum target sales commissions. Each of the severance agreements listed above contain a three year initial term with one year automatic renewal terms unless NetScout or the respective executive officer elects not to renew the agreement.

With respect to the severance agreement for Ms. Bua, her severance agreements provides that if she resigns as an employee of NetScout for any reason at any time after the 15th month and prior to 14 days following the 18 month anniversary of the agreement or NetScout terminates her employment without cause (as defined in her severance agreement) at any time prior to the 18 month anniversary of the agreement, she will receive six months of her then current salary. If within one year after a change in control of NetScout (as defined in the severance agreement), Ms. Bua's employment is terminated without cause (as defined in the severance agreement) or she resigns for good reason (as defined in the severance agreement), Ms. Bua will receive six months of her then current salary, plus a prorated amount of her maximum annual target bonus, based on the months elapsed in such year, that in any event will not be less than 50% of her maximum annual target bonus.

The agreements also contain forfeiture provisions requiring repayment of severance amounts if it is ultimately determined that the executive officer committed certain prohibited conduct while employed by NetScout or materially breached any of the officer's agreements with NetScout. The severance agreement with Mr. Sommers replaced his prior severance arrangement with NetScout.

Regulatory Requirements

Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code NetScout cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limit does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

Other Key Regulations Affecting Compensation Plans

Post-termination compensation is designed to minimize the effect of additional taxes imposed by Section 409A of the Code.

Management of Risk

Following review and discussion, the Compensation Committee believes that any risks arising from our compensation policies and practices for our employees will not have a material adverse effect on NetScout. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. The considerations which led the Compensation Committee to this conclusion include the following:

- We provide executives with a competitive base salary. We believe these base salary levels mitigate risk-taking behavior by providing reasonable predictability in the level of income earned by each executive and alleviating pressure on executives to focus exclusively on stock price performance to the detriment of other important business metrics.
- We use a mixture of compensation elements that is intended to discourage short-term risk taking.
- Short term incentives in the form of annual performance bonus payouts are generally capped at 100% of the target amount, unless the Compensation Committee or the Board determines that extraordinary performance warrants a higher payout, which the Compensation Committee believes mitigates the likelihood that our executives will take excessive risks.
- Equity incentive awards are generally granted biennially and generally vest over four years, so executives have a significant amount of unvested awards that could decrease significantly in value if our business is not managed for the long-term.
- We have a robust system of internal controls and a comprehensive compliance program, which includes extensive training of all employees, which we believe promotes a culture of ethical behavior and compliance, as well as an appropriate attitude toward risk-taking. The Compensation Committee retains discretion to adjust compensation based on adherence to our values and compliance with programs, among other things.

Conclusion

NetScout's compensation objectives, its evaluation process, and its work in cooperation with the Compensation Committee are designed to motivate and fairly reward executive officers while supporting the Company's goals for growth and increasing profitability. The Compensation Committee intends to continue the policy of linking executive compensation to corporate performance, both financial and strategic, with its goal of increasing stockholder value over time.

Report of Compensation Committee of the Board of Directors[2]

The Compensation Committee has reviewed the Compensation Discussion and Analysis portion of this proxy statement and discussed such section with management. Based on its review and discussions and its ongoing involvement with executive compensation matters, the Compensation Committee recommended to the Board that the CD&A portion of this proxy statement be included in NetScout's proxy statement and incorporated into NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2011. This report is provided by the following independent directors, who comprise the Compensation Committee:

Joseph G. Hadzima, Chair
Stuart M. McGuigan
Stephen G. Pearse

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[2] The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee Interlocks and Insider Participation

Neither Mr. Hadzima, Mr. McGuigan, nor Mr. Pearse was, during the past fiscal year, an officer or employee of the Company or any of our subsidiaries, was formerly an officer of the Company or any of our subsidiaries, or had any relationship with us requiring disclosure herein. During the past fiscal year, none of our executive officers served as:

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, of whose executive officers served on our Compensation Committee.
- a director of another entity, one of whose executive officers served on our Compensation Committee. or
- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

Transactions with Related Persons

The Company has a written policy with respect to "Related Persons Transactions." Except as specifically provided below, all "Related Person Transactions" require approval or ratification by either our Audit Committee (provided that the transaction involves terms comparable to terms that could be obtained from unrelated third parties), the majority of independent members of our Board, or, in the case of transactions that involve compensation, our Compensation Committee or a majority of our Board. Like other company policies, our Policy with respect to Related Person Transactions is managed on a day to day basis by our management team, including our General Counsel, and to the extent necessary, related matters are discussed with our Board (or a committee thereof) or our outside counsel.

For NetScout, a "Related Person Transaction" is broadly defined as any transaction between NetScout and any Related Person (as defined below), including any transactions requiring disclosure under Item 404 of Regulation S-K under the Exchange Act, unless such transaction is available to all of our employees generally or if such transaction, when aggregated with any other transactions with such person during such fiscal year, involves less than $5,000.

A "Related Person" means:

i. a director or executive officer of NetScout, as well as any nominee for director proposed to be elected at the next annual meeting of stockholders;

ii. a stockholder owning in excess of five percent of NetScout (or its controlled affiliates);

iii. an immediate family member of the persons listed in Nos. i and ii above ("immediate family" as defined under Item 404 of Regulation S-K under the Securities Exchange Act of 1934); and

iv. an entity which is owned or controlled by someone listed in i, ii or iii above, or an entity in which someone listed in i, ii or iii above has a substantial ownership interest or control of such entity.

Our Board has determined that our Audit Committee is generally best suited to review and approve Related Person Transactions. If Audit Committee approval is not possible (because it involves terms that are not comparable to terms that could be obtained from unrelated third parties or because of logistical difficulties), or if a transaction involves compensation, such approval may be obtained as provided in the first paragraph of this response. Such Related Person Transactions may be presented for approval or preliminarily entered into by our management subject to ratification by the applicable committee or our Board, provided that if ratification does not occur, our management is obliged to take all reasonable efforts to cancel or annul such transaction. Transactions with Related Persons other than our management cannot be entered into on a preliminary basis.

In determining whether or not to approve a Related Person Transaction, the applicable committee or our Board will also consider whether such transaction would affect the status of a member of our Board as an "independent director" as promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us. If the result of any such Related Person Transaction is that a majority of our Board would no longer be deemed to be "independent directors" then such transaction will not be approved. Other than as described under "Employment and Other Agreements" and "Post Termination Compensation" above, the Company is not party to any Related Person Transactions with respect to the fiscal year ended March 31, 2011.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock, or collectively, Reporting Persons, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish us with copies of all such filings. Based on our review of the copies of such filings received by us with respect to the fiscal year ended March 31, 2011 and written representations from certain Reporting Persons, we believe that all Section 16(a) filing requirements were complied with on a timely basis during the fiscal year ended March 31, 2011, other than a single sale transaction by Mr. Szabados which was filed one day late due to a clerical error.

AUDITORS FEES AND SERVICES

The following sets forth the aggregate fees billed to us by our independent registered public accounting firm during the fiscal years ended March 31, 2011 and 2010:

Audit Fees

Fees for audit services were approximately $646,000 and $573,600 for the fiscal years ended March 31, 2011 and 2010, respectively, including fees associated with the integrated audit of the consolidated financial statements included in our Annual Report on Form 10-K, the reviews of our Quarterly Reports on Form 10-Q, and statutory audits required of our foreign subsidiaries.

Audit-Related Fees

Fees for audit-related services were approximately $454,000 and $139,000 for the fiscal years ended March 31, 2011 and 2010, respectively, including fees associated with services related to review of accounting for significant transactions, and review of our implementation of new accounting pronouncements.

Tax Fees

Total fees for tax services were approximately $214,700 and $143,000 for the fiscal years ended March 31, 2011 and 2010, respectively, consisting of tax compliance and preparation fees and other domestic and international tax advisory services.

All Other Fees

Total all other fees were approximately $2,700 and $2,000 for the fiscal years ended March 31, 2011 and March 31, 2010, respectively, consisting of fees related to research services.

Policy on Audit Committee Pre-approval of Audit and Non-Audit Services

Our Audit Committee has implemented procedures under our Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services provided to us are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of our independent registered public accounting firm for specific audit and non-audit services within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by our Audit Committee before it may be provided by our independent registered public accounting firm. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by our Audit Committee. The Audit Committee delegated authority to management to approve expense items up to $50,000 provided all such amounts are reported to the Audit Committee. All of the audit-related, tax, and all other services provided by our independent registered public accounting firm in fiscal years 2011 and 2010 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. All non-audit services provided in fiscal years 2011 and 2010 were reviewed with our Audit Committee, which concluded that the provision of such services by our independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

EXPENSES AND SOLICITATION

We will bear the cost of solicitation of proxies, and, in addition to soliciting stockholders by mail through our regular employees, we may request banks, brokers, and other custodians, nominees, and fiduciaries to solicit their customers who have our stock registered in the names of a nominee, and, if so, will reimburse such banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket costs. We have retained Alliance Advisors, LLC to solicit proxies on our behalf. We have agreed to pay approximately $8,000, plus out-of-pocket expenses, to Alliance Advisors, LLC for such proxy solicitation services. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation.

Appendix A

2007 Equity Incentive Plan

NETSCOUT SYSTEMS, INC.

2007 EQUITY INCENTIVE PLAN

Effective Date of Plan Adoption: September 12, 2007
Termination Date: September 11, 2017

1 Purpose and Eligibility

The purpose of this 2007 Equity Incentive Plan (the "Plan") of NetScout Systems, Inc. (the "Company") is to provide restricted stock units, stock, stock options, and other equity interests in the Company (each an "Award") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "Participant". Additional definitions are contained in Section 9.

2 Administration

2.1 *Administration by Board of Directors*. The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan.

2.2 *Appointment of Committees*. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean such Committee or the Board.

2.3 *Delegation to Executive Officers*. To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board may determine, *provided that* the Board shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officers.

3 Stock Available for Awards

3.1 *Type of Security; Number of Shares*. Subject to adjustment under Section 3.3, the aggregate number of shares of common stock of the Company (the "Common Stock") that may be issued pursuant to the Plan is 10,156,693 shares, plus any shares that expire, terminate or are forfeited and become available for subsequent issuance under the Plan from time to time pursuant to Section 3.1.1 (the "Returning Shares"). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. Subject to Section 3.1.1 and 3.1.2, the number of shares available for issuance under the Plan shall be reduced by (i) one share for each share of Common Stock issued pursuant to (A) an Option with respect to which the exercise price is at least 100% of the fair market value of the underlying Common Stock on the date of grant, or (B) a stock appreciation right with respect to which the strike price is at least 100% of the fair market value of the underlying Common Stock on the date of grant; and (ii) (A) one share for each share of Common Stock issued pursuant to an Award other than an Option or stock appreciation right described in 3.1(i) above, which Award was granted prior to March 31, 2011 and (B) two shares for each share of Common Stock issued pursuant to an Award other than an Option or stock appreciation right described in Section 3.1(i) above, which Award was granted on or after March 31, 2011.

3.1.1 *Shares Available for Subsequent Issuance*. If any Award (i) expires or otherwise terminates without all of the shares covered by such Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance pursuant to the Plan. If any shares of Common Stock issued pursuant to an Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited shall revert to and again become available for issuance under the Plan. To the extent there is issued a share of Common Stock pursuant to an Award other than an Option or stock appreciation right and such share of Common Stock becomes available for issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall increase by one share with respect to shares that become available for issuance prior to March 31, 2011 and two shares with respect to shares that become available for issuance pursuant to this Section on or after March 31, 2011. Also, each share reacquired by the Company pursuant to Section 8.6 in connection with an Award other than an Option or stock appreciation right shall again become available for issuance under the Plan and shall increase the number of shares of Common Stock available for issuance under the Plan by one share with respect to shares reacquired before March 31, 2011 and two shares with respect to shares reacquired on or after March 31, 2011.

3.1.2. *Shares Not Available for Subsequent Issuance*. If any shares subject to an Award are not delivered to a Participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised"), the number of shares that are not delivered to the Participant shall no longer be available for issuance under the Plan. Also, any shares reacquired by the Company pursuant to Section 8.6 upon the exercise of an Option or stock appreciation right or as consideration for the exercise of an Option or stock appreciation right shall no longer be available for issuance under the Plan. For the clarification, however, each share reacquired by the Company pursuant to Section 8.6 in connection with an Award other than an Option or stock appreciation right shall again become available for issuance under the Plan and shall increase the number of shares of Common Stock available for issuance under the Plan as described in Section 3.1.1 above.

Notwithstanding the foregoing, in no event will the cumulative number of shares that may be issued under the Plan exceed 10,156,693 shares, plus the Returning Shares.

3.2 *Per-Participant Limit*. Subject to adjustment under Section 3.3, no Participant may be granted Awards during any one fiscal year with respect to more than 500,000 shares of Common Stock.

3.3 *Adjustment to Common Stock*. In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event (an "Extraordinary Capitalization Event"), (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted (or substituted Awards may be made) by the Board in a proportionate and equitable manner to the extent that such Extraordinary Capitalization Event increases or decreases the actual outstanding shares of Common Stock of the Company as of immediately prior to such Extraordinary Capitalization Event.

4 Stock Options

4.1 *General*. The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

4.2 *Incentive Stock Options*. An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall be granted only to employees of the Company or a Subsidiary and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "Nonqualified Stock Option".

4.3 *Exercise Price.* The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify it in the applicable option agreement; provided that the exercise price shall not be less than the fair market value of the Company's Common Stock on the date of grant. The exercise price with respect to an Incentive Stock Option granted to an employee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than 10% of the voting power of all classes of stock of the Company or of any Subsidiary shall be at least 110% of the fair market value of the Company's Common Stock on the date of grant.

4.4 *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; provided that no Incentive Stock Option shall expire later than 10 years from its date of grant, and no Incentive Stock Option granted to an employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary shall expire later than 5 years from its date of grant.

4.5 *Exercise of Option.* Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4.6 for the number of shares for which the Option is exercised.

4.6 *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

4.6.1 by check payable to the order of the Company;

4.6.2 except as otherwise explicitly provided in the applicable option agreement, and only if the Common Stock is then publicly traded, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price; or

4.6.3 to the extent explicitly provided in the applicable option agreement and not otherwise prohibited by applicable law, by (x) delivery of shares of Common Stock owned by the Participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement), (y) delivery of a promissory note of the Participant to the Company (and delivery to the Company by the Participant of a check in an amount equal to the par value of the shares purchased), or (z) payment of such other lawful consideration as the Board may determine.

4.7 *No Repricing or Cancellation and Re-Grant of Awards.* Other than in connection with a change in the Company's capitalization (as described in Section 3.3), without stockholder approval (i) the exercise price of an Option or stock appreciation right may not be reduced, and (ii) no Option or stock appreciation right that has an exercise price or strike price greater than the current fair market value of the Common Stock may be cancelled in exchange for cash or other Awards under the Plan, unless the stockholders of the Company have approved such an action within 12 months prior to such an event.

5 Restricted Stock

5.1 *Grants.* The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "Restricted Stock Award").

5.2 *Terms and Conditions*. The Board shall determine the terms and conditions (or provide for no conditions) of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

6 Restricted Stock Units

The Board may grant Awards entitling recipients to receive shares of Common Stock (each, a "Restricted Stock Unit Award"), subject to any terms and conditions established for such Awards. The Board shall determine the terms and conditions (or provide for no conditions) of any such Restricted Stock Unit Award and such terms and conditions will be reflected in the applicable Restricted Stock Unit Award agreement.

7 Other Stock-Based Awards

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, phantom stock awards, or other stock units. Any stock appreciation rights granted under the Plan will have an exercise price not less than the fair market value of the Company's Common Stock on the date of grant and will have a maximum term of ten years from the date of grant.

8 General Provisions Applicable to Awards

8.1 Transferability of Awards.

8.1.1 Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, except as set forth in Section 8.1.2 below, during the life of the Participant, shall be exercisable only by the Participant. An Award may not be transferred for consideration. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

8.1.2 During the life of the Participant, an Option shall be exercisable only by him, by a conservator or guardian duly appointed for him by reason of his incapacity or by the person appointed by the Participant in a durable power of attorney acceptable to the Company's counsel. Notwithstanding anything to the contrary in this Section 8.1, the Board may in its discretion permit a Participant who has received a Nonqualified Stock Option to transfer the Nonqualified Stock Option to a member of the Immediate Family (as hereinafter defined) of the Participant, to a trust solely for the benefit of the Participant and the Participant's Immediate Family or to a partnership or limited liability company whose only partners or members are the Participant and members of the Participant's Immediate Family. "Immediate Family" shall mean, with respect to any Participant, the Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

8.2 *Documentation.* Each Award under the Plan (other than a grant of stock with no restrictions) shall be evidenced by a written instrument in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan *provided that* such terms and conditions do not contravene the provisions of the Plan.

8.3 *Board Discretion.* The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

8.4 *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

8.5 Acquisition of the Company.

8.5.1 Consequences of an Acquisition.

8.5.1.A Unless otherwise expressly provided in the applicable Option or Award, upon the occurrence of an Acquisition, the Board or the board of directors of the surviving or acquiring entity (as used in this Section 8.5.1.A, also the "Board") shall, as to outstanding Awards (on the same basis or on different bases, as the Board shall specify), make appropriate provision for the continuation of such Awards by the Company or the assumption of such Awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition. In addition to or in lieu of the foregoing, with respect to outstanding Options, the Board may, upon written notice to the affected optionees, provide that one or more Options must be exercised, to the extent then exercisable or to become exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period such Options shall terminate; or terminate one or more Options in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) of the shares subject to such Options (to the extent then exercisable or to become exercisable as a result of the Acquisition) over the exercise price thereof.

8.5.1.B An "Acquisition" shall mean the consummation of any of the following events: (x) any merger or consolidation after which the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event; or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other acquisition of the business of the Company, as determined by the Board, *provided, however*, that no Acquisition (or any analogous term) shall be deemed to occur upon announcement or commencement of a tender offer or upon a "potential" takeover or upon stockholder approval of a merger or other transaction, in each case without a requirement that the Acquisition actually occur.

8.5.2 Assumption of Options Upon Certain Events. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

8.6 *Withholding*. Each Participant shall pay to the Company or an employing Subsidiary, or make provisions satisfactory to the Company or an employing Subsidiary for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (as determined by the Board or as determined pursuant to the applicable option agreement) to the extent permitted by law; provided, however, that payment of withholding obligation in the form of shares shall not be made with respect to an amount in excess of the minimum required withholding. The Company or an employing Subsidiary may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

8.7 *Amendment of Awards*. Subject to Section 4.7, the Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonqualified Stock Option; provided that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant. In no event, however, shall an Option or stock appreciation right be exercised after the expiration of ten years from the date of grant (or five years from the date of grant, with respect to ISOs granted to employees who own more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary).

8.8 *Conditions on Delivery of Stock*. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

8.9 *Acceleration*. The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

8.10 *Awards to Non-United States Persons*. Awards may be made to Participants who are foreign nationals or employed outside the United States on such terms and conditions different from those specified in the Plan as the Board considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws. The Board shall have the right to amend the Plan, consistent with its authority to amend the Plan as set forth in Section 9.5, to obtain favorable tax treatment for such Participants, and any such amendments shall be evidenced by an Appendix to the Plan. The Board may delegate this authority to a Committee thereof.

9 Miscellaneous

9.1 Definitions.

9.1.1 "Company," for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of NetScout Systems, Inc., as defined in Section 424(f) of the Code (a "Subsidiary"), and any present or future parent corporation of NetScout Systems, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "Subsidiary" shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

9.1.2 "Code" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

9.1.3 "employee" for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company.

9.1.4 "Exchange Act" means the Exchange Act of 1934, as amended.

9.2 *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

9.3 *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

9.4 *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the stockholders of the Company. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the stockholders of the Company, but Awards previously granted may extend beyond that date.

9.5 *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that without approval of the Company's stockholders there shall be no: (i) increase in the total number of shares covered by the Plan, except by operation of the provisions of Section 3.3, or the aggregate number of shares of Common Stock that may be issued to any single person in a period; (ii) change in the class of persons eligible to receive Awards under the Plan; or (iii) other change in the Plan that requires stockholder approval under applicable law or stock exchange rules.

9.6 *Section 409A of the Internal Revenue Code.* The Awards granted pursuant to the Plan are intended to avoid the potential adverse tax consequences to Participants of Section 409A of the Code, and the Board may in its sole discretion make such modifications to any Award agreement pursuant to the Plan as it deems necessary or advisable to avoid such adverse tax consequences.

9.7 *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of Delaware, without regard to any applicable conflicts of law.

9.8 *Use of Proceeds.* The proceeds from the sale of Common Stock pursuant to Awards shall constitute general funds of the Company.

9.9 *Section 16 Matters.* With respect to persons subject to Section 16 of the Exchange Act ("Insiders"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent any provision of the Plan or action by the Board, or any Committee thereof, fails to so comply, it shall be deemed to be modified so as to be in compliance with such Rule or, if such modification is not possible, it shall be deemed to be null and void, to the extent permitted by law and deemed advisable by the Board.

APPENDIX B

2011 EMPLOYEE STOCK PURCHASE PLAN

NetScout Systems, Inc.

2011 Employee Stock Purchase Plan

Adopted by the Board of Directors: June 29, 2011

1. General.

(a) This Plan is intended as the successor to the NetScout Systems, Inc. 1999 Employee Stock Purchase Plan (the "***Prior Plan***"). Following the Effective Date of this Plan, no additional options to purchase shares of Common Stock shall be granted under the Prior Plan. All Purchase Rights granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) The purpose of the Plan is to provide a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan is intended to permit the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(c) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. Administration.

(a) The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights to purchase shares of Common Stock shall be granted and the provisions of each Offering of such Purchase Rights (which need not be identical).

(ii) To designate from time to time which Related Corporations of the Company shall be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under it.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the shares of Common Stock that may be sold pursuant to Purchase Rights shall not exceed in the aggregate 2,500,000 shares of Common Stock.

(b) If any Purchase Right granted under the Plan shall for any reason terminate without having been exercised, the shares of Common Stock not purchased under such Purchase Right shall again become available for issuance under the Plan.

(c) The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to purchase shares of Common Stock under the Plan to Eligible Employees in an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Participant shall be deemed to apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) shall be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) shall be exercised.

(c) The Board shall have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering shall terminate immediately, and (ii) the Participants in such terminated Offering shall be automatically enrolled in a new Offering beginning on the first day of such new Purchase Period.

5. Eligibility.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate as provided in Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee shall not be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event shall the required period of continuous employment be greater than two years. In addition, the Board may provide that no Employee shall be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee's customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee shall, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right shall thereafter be deemed to be a part of that Offering. Such Purchase Right shall have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted shall be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she shall not receive any Purchase Right under that Offering.

(c) No Employee shall be eligible for the grant of any Purchase Rights under the Plan if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options shall be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the Plan only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, shall be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, shall be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

6. Purchase Rights; Purchase Price.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, shall be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 20% of such Employee's earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering.

(b) The Board shall establish one or more Purchase Dates during an Offering as of which Purchase Rights granted pursuant to that Offering shall be exercised and purchases of shares of Common Stock shall be carried out in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering. In connection with each Offering made under the Plan, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata allocation of the shares of Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights shall be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions pursuant to an Offering under the Plan by completing and delivering to the Company, within the time specified in the Offering, an enrollment form (in such form as the Company may provide). Each such enrollment form shall authorize an amount of Contributions expressed as a percentage of the submitting Participant's earnings (as defined in each Offering) during the Offering (not to exceed the maximum percentage specified by the Board). Each Participant's Contributions shall be credited to a bookkeeping account for such Participant under the Plan and shall be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. To the extent provided in the Offering, a Participant may begin such Contributions after the beginning of the Offering. To the extent provided in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. To the extent specifically provided in the Offering, in addition to making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check prior to each Purchase Date of the Offering.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company may provide. Such withdrawal may be elected at any time prior to the end of the Offering, except as provided otherwise in the Offering. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated Contributions (reduced to the extent, if any, such Contributions have been used to acquire shares of Common Stock for the Participant) under the Offering, and such Participant's Purchase Right in that Offering shall thereupon terminate. A Participant's withdrawal from an Offering shall have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan, but such Participant shall be required to deliver a new enrollment form in order to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan shall terminate immediately upon a Participant ceasing to be an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated or otherwise ineligible Employee all of his or her accumulated Contributions (reduced to the extent, if any, such Contributions have been used to acquire shares of Common Stock for the terminated or otherwise ineligible Employee) under the Offering.

(d) Purchase Rights shall not be transferable by a Participant except by will, the laws of descent and distribution, or by a beneficiary designation as provided in Section 10. During a Participant's lifetime, Purchase Rights shall be exercisable only by such Participant.

(e) Unless otherwise specified in an Offering, the Company shall have no obligation to pay interest on Contributions.

8. Exercise of Purchase Rights.

(a) On each Purchase Date during an Offering, each Participant's accumulated Contributions shall be applied to the purchase of shares of Common Stock up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of Purchase Rights unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount shall be held in such Participant's account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from such next Offering, as provided in Section 7(b), or is not eligible to participate in such Offering, as provided in Section 5, in which case such amount shall be distributed to such Participant after the final Purchase Date, without interest. If the amount of Contributions remaining in a Participant's account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one whole share of Common Stock on the final Purchase Date of the Offering, then such remaining amount shall be distributed in full to such Participant at the end of the Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date during any Offering hereunder the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date shall not be delayed more than 12 months and the Purchase Date shall in no event be more than 27 months from the Offering Date. If, on the Purchase Date under any Offering hereunder, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in such compliance, no Purchase Rights shall be exercised and all Contributions accumulated during the Offering (reduced to the extent, if any, such Contributions have been used to acquire shares of Common Stock) shall be distributed to the Participants without interest.

9. Covenants of the Company.

The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of Common Stock upon exercise of the Purchase Rights. If, after commercially reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Purchase Rights unless and until such authority is obtained.

10. Designation of Beneficiary.

(a) A Participant may file a written designation of a beneficiary who is to receive any shares of Common Stock and/or cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such shares of Common Stock or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering. Any such designation shall be on a form provided by or otherwise acceptable to the Company.

(b) The Participant may change such designation of beneficiary at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. Adjustments upon Changes in Common Stock; Corporate Transactions.

(a) In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iii) the class(es) and number of securities that are the subject of purchase limits under each ongoing Offering. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue Purchase Rights outstanding under the Plan or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for those outstanding under the Plan, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for Purchase Rights outstanding under the Plan, then the Participants' accumulated Contributions shall be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under any ongoing Offerings, and the Participants' Purchase Rights under the ongoing Offerings shall terminate immediately after such purchase.

12. Amendment, Termination or Suspension of the Plan.

(i) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval shall be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights under the Plan, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan shall not be impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment.

13. Effective Date of Plan.

The Plan shall become effective on the date the Plan is adopted by the Board (the "***Effective Date***") but no Purchase Rights shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within 12 months before or after the date the Plan is adopted by the Board.

14. Miscellaneous Provisions.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights shall constitute general funds of the Company.

(b) A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering shall in any way alter the at will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan shall be governed by the laws of the State of Delaware without resort to that state's conflicts of laws rules.

15. Definitions.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) ***"Board"*** means the Board of Directors of the Company.

(b) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar transaction). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(c) ***"Code"*** means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(d) ***"Committee"*** means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(e) ***"Common Stock"*** means the common stock of the Company.

(f) ***"Company"*** means NetScout Systems, Inc., a Delaware corporation.

(g) ***"Contributions"*** means the payroll deductions and other additional payments specifically provided for in the Offering, that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account, if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(h) ***"Corporate Transaction"*** means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 90% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(i) ***"Director"*** means a member of the Board.

(j) ***"Eligible Employee"*** means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(k) ***"Employee"*** means any person, including Officers and Directors, who is employed for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan. Consultants and independent contractors are not "Employees" for purposes of the Plan.

(l) ***"Employee Stock Purchase Plan"*** means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(m) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(n) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A of the Code.

(o) ***"Offering"*** means the grant of Purchase Rights to purchase shares of Common Stock under the Plan to Eligible Employees.

(p) ***"Offering Date"*** means a date selected by the Board for an Offering to commence.

(q) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(r) ***"Participant"*** means an Eligible Employee who holds an outstanding Purchase Right granted pursuant to the Plan.

(s) ***"Plan"*** means this NetScout Systems, Inc. 2011 Employee Stock Purchase Plan.

(t) ***"Purchase Date"*** means one or more dates during an Offering established by the Board on which Purchase Rights shall be exercised and as of which purchases of shares of Common Stock shall be carried out in accordance with such Offering.

(u) ***"Purchase Period"*** means a period of time specified within an Offering beginning on the Offering Date or on the next day following a Purchase Date within an Offering and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(v) ***"Purchase Right"*** means an option to purchase shares of Common Stock granted pursuant to the Plan.

(w) ***"Related Corporation"*** means any "parent corporation" or "subsidiary corporation" of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(x) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(y) "***Trading Day***" means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, is open for trading.


NETSCOUT®

2011 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ________

Commission file number 0000-26251

NETSCOUT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2837575**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 Par Value
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2010 (based on the last reported sale price on the Nasdaq Global Market as of such date) was approximately $782,715,213. As of May 26, 2011, there were 42,585,817 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the fiscal year 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2011
TABLE OF CONTENTS

PART I

PART II

PART I

Item 1. Business

Corporate Background

NetScout Systems, Inc., or we, NetScout or the Company, designs, develops, manufactures, markets, sells and supports market leading unified service delivery management, service assurance and application and network performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex internet protocol (IP) based service delivery environments. We manufacture and market these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

We conduct our business globally and our sales force is managed in four main geographic teams: United States, Europe, Asia and the rest of the world.

We are a Delaware corporation founded in 1984 and our principal executive offices are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978) 614-4000. NetScout's internet address is http://www.netscout.com. Information contained or referenced on our website is not incorporated by reference in and does not form a part of this Annual Report on Form 10-K. NetScout makes available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act), as amended, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC).

General

With a sustained history of 26 years of technology innovation, NetScout continues to lead the market, changing how organizations manage the delivery of business services and assure user experience across global IP networks. NetScout has continually advanced its product portfolio to meet the needs of organizations to provide solutions to manage dynamic network and application environments and to improve user experience by assuring service availability and reliability. Our solution is a highly scalable and flexible real-time service delivery management platform that supports a wide-range of enterprise information technology (IT) operations including network managers, datacenter operations, application managers, network operations centers, network engineering and IT operations. In addition, our solutions are deployed by telecommunication service providers who support a broad range of users including the network operations, network engineering, service operations, application groups, customer care, marketing, chief technology officers and advance engineering groups.

NetScout solutions use advanced packet flow technologies to enable these organizations to gain greater, more granular visibility into the interdependencies of network and application behavior to effectively monitor, analyze and assure the end-to-end performance of applications and business services. NetScout's value proposition to our customers is to identify application and service delivery issues early to enable prevention of significant service degradations or failures. Within our unified service delivery management framework, organizations gain superior visibility to better understand their service delivery environment. This significantly enhances operational agility and enables the organization to:

- Assure business service continuity;
- Improve and protect the user experience;
- Optimize service delivery performance;
- Increase efficiency and utilization of existing infrastructure;
- Simplify managing service delivery;

- Reduce operations and support complexity and costs; and
- Lower the overall total cost of IT operations.

Industry Background

Large enterprises, public sector agencies, and telecommunication service providers are critically dependent upon their data networks and on the Internet to generate and deliver information and business services to their customers, suppliers, investors, employees, and citizens. Simultaneously, these data networks are taking on new roles, including the role of carrying voice and video traffic, and serving as the platform for the next generation of massively distributed, virtualized and service-oriented application architectures. Furthermore, rapidly advancing server technology and exploding multimedia applications continue to drive growth in traffic levels which have spawned a new wave of infrastructure upgrades. In parallel, the service provider market continues to undergo fundamental changes with the accelerating transition to IP based services, requiring new network infrastructures and presenting new and daunting challenges for assessing and assuring service quality. The combination of these fundamental trends produces unprecedented complexity coupled with unparalleled business impact requiring superior management technology.

NetScout is in a unique position, addressing both the enterprise and service provider markets. Building on our common packet-flow technology foundation, we have developed substantial expertise in assuring IP network-based service delivery that has enabled us to develop a highly scalable and extensible solution offering that not only addresses the needs of both the enterprise and the service provider markets, but also allows us to transfer this knowledge and technology development between these market segments.

We market and distribute our products globally through our own direct sales force and through strategic channel partners that include distributors, value added resellers and systems integrators. We have a dual market strategy that includes both the enterprise and service provider markets. For our enterprise markets, we focus on the Global 5000, which includes industry segments such as financial, healthcare, manufacturing, retail, technology, utilities, education, and the public sector, which includes many large agencies of federal, state and local governments. In the service provider segment, we sell focused solutions to mobile operators, wireline operators and cable Multi-Service Operators globally. We had no single customer or channel partner representing more than 10% of revenues in fiscal years 2011, 2010 or 2009.

Enterprise Markets

In today's dynamic business environment, the IP network has emerged as a critical success factor for many organizations. The IT organization is under extreme pressure to orchestrate the seamless and reliable delivery of services to meet increasing user expectations. IT must provide more services and greater business value with fewer resources and lower operating budgets than ever before. The IT mission is focused on reducing the cost of IT while increasing IT performance, improving operational efficiencies and delivering the highest quality and availability of IT services possible. The lack of unified and consistent visibility into network and application performance with dynamic correlation to services, business and user experience is no longer acceptable to an increasing number of large enterprises. This, coupled with the ever changing technology landscape and the continued increasing complexity of IT infrastructure, drives the need for a more automated and unified approach to managing service delivery. IT management must reduce the cost of service delivery, address increasing complexity, scale globally and adapt to emerging technologies such as cloud services, virtualization and unified communication services.

The result is increasingly large, geographically dispersed, and complex networks and infrastructures that are challenging to manage and make service performance levels difficult to assure. Application and network malfunctions, resource contention, and infrastructure and application mis-configurations can all cause service disruptions, lost revenue and customer dissatisfaction. Consequently, network managers are recognizing the critical importance of addressing customer service performance problems quickly and proactively. The NetScout portfolio of products is designed for this rapidly growing market of organizations running complex, widely-distributed networks that provide for always-on service delivery environments.

Enterprise Environments

Within the enterprise environment, the value of NetScout's nGenius® and Sniffer® technologies enables IT organizations to protect and improve service quality while evolving their service management model from a reactive approach, that responds to user complaints, to a more proactive model that is able to address business service performance issues before they become serious and impact large numbers of users. Organizations can efficiently assure service delivery consistently from the data center to local users and over the wide area network (WAN) to branch offices, freeing up scarce IT resources to spend time on more strategic initiatives. Some of the current enterprise IT initiatives our solutions support include:

- **Data Center Modernization & Virtualization** – We enable IT organizations to manage the delivery of services across virtual and physical environments, providing a comprehensive, unified view of application and network performance. Intelligent early warning of emerging issues with the ability to analyze both physical and virtual services within the data center enables organizations to optimize datacenter infrastructure investments, protect against service degradations, and simplify the operation of complex, multi-tier application environments.
- **Unified Communications** – We deliver unified visibility to view voice, data and video services side-by-side in order to understand the interrelationships of all services that traverse the network infrastructure and assess quality and performance of the delivery of these services.
- **Branch Office & WAN** – We bring extended visibility into the performance of applications and networks at and between locations, including cloud-based services, with a unified view of end-to-end service delivery enabling collaborative problem-solving and uniform planning, enabling IT organizations to reduce the cost of managing their remote sites.
- **Enterprise Mobility** – We provide service assurance across the infrastructure and applications supporting wireless service delivery, and rapid-response network troubleshooting, integrated with Cisco® wireless networks.
- **Process Improvement & ITIL Initiatives** – We deliver real-time and historical information that provides the necessary insight to restore service, manage capacity, and understand the users' quality of experience. The unified service delivery management approach enabled by the nGenius solution empowers IT organizations to collaborate more meaningfully while reducing the overall costs of IT operations through a unified platform delivering a common set of metrics and insight across disparate IT departments. The nGenius solution also provides IT organizations a highly efficient service-oriented workflow that aligns with Information Technology Infrastructure Library (ITIL) process models.
- **Structured Approach to Service Assurance & Troubleshooting** – Our solution provides real-time enterprise-wide views, backed up by high-definition, actionable information on all network traffic, including individual applications, segments and end-users, for rapid isolation of network issues, quick service restoration, and a minimization of business impact.

Telecommunication Service Provider Markets

Our opportunity in the service provider market stems from the industry's transformation to next generation all-IP networks. The move to IP has touched every single segment of the service provider environment. IP enables service providers to optimize their operating environment, consolidate and converge multiple networks and gain a high degree of flexibility in service offerings due to the dynamic nature of modern IP technology. Most carriers are moving from legacy circuit switched environments, where each user connection or service is using a dedicated circuit with dedicated bandwidth, to highly dynamic packet switched IP-based environments.

The value of IP is that service providers gain a high degree of efficiency and provisioning flexibility for services over shared facilities with security and service quality capabilities coming from the underlying network equipment technology rather than through dedicated connections. As a result, service providers now require a much higher level of understanding of the traffic flows in a true multi-service delivery environment.

Telecommunication Service Provider Environments

As service providers transform their operations using the power of the modern IP network, they are confronted with new challenges in assuring services over an increasingly dynamic operating environment. New multimedia applications, migration from time division multiplexing (TDM) technology, or asynchronous transfer mode (ATM) technology, transport networks to a next generation all-IP network, introduction of Voice over IP (VoIP) and the transition to IP multimedia sub-systems (IMS) require a new and innovative approach to assuring the delivery of next-generation broadband IP services.

Today's service providers are focused on creating a compelling set of services, with a high quality user experience, while also keeping an eye on reducing operational complexity and costs. This, coupled with the challenge of IP transformation activities and emerging new technologies like Long-term Evolution (LTE) Internet Protocol Television (IPTV) and cloud services drives the need for a more automated and unified approach to managing service delivery and the subscriber experience. Service providers must reduce the cost of service delivery, address increasing complexity, scale globally and adapt to emerging technologies such as cloud services, virtualization and unified communication services while assuring high quality user experiences to retain their revenue base.

- **For Mobile Operators** – The fundamental transformation of the mobile network to all-IP enables mobile operators to build highly-scalable service delivery environments to offer new dynamic services to meet the growing subscriber demand for data, voice and video-centric services and to consolidate and dramatically simplify network operations. However, to capitalize fully on the value of IP and the significant market opportunities, mobile operators need detailed IP packet-level insight and core-to-access visibility.
- **For Fixed-line Operators** – The growing demand for high-bandwidth triple-play services, broadband connectivity, IPTV, on-demand video traffic and carrier Ethernet services presents carriers with significant revenue opportunities. IP has become the defacto convergence mechanism for access, distribution and core networks, enabling new service offerings, simplifying network operations while reducing total cost of operations. To realize these benefits, operators need comprehensive insight into IP services, service usage, service availability, application awareness, traffic load, network availability and network performance.

Products & Technology Overview

NetScout has developed three distinct product families that range from portable field service tools, to dedicated hot-spot deep packet analysis (DPA) and forensics, to our end-to-end always-on service delivery management and service assurance system with high definition intelligent early warning capabilities. NetScout products enable enterprise and service provider organizations to meet the challenges and demands associated with managing performance and service levels associated with modern-day service delivery.

- **nGenius Service Assurance Solution** delivers comprehensive high definition visibility into end-to-end performance of the network, applications, services and users. Using a family of unified software modules and rich packet-flow based metadata, the nGenius Service Assurance Solution delivers unprecedented visibility into the end-to-end service delivery environment. By delivering a broad range of intelligent data sources, the nGenius solution provides unified visibility into virtually any place in the network – extending from the datacenter infrastructure and virtualized servers to the network core, edge and branch office – to deliver highly accurate insight into the user's application performance experience. This highly scalable, network-wide solution provides IT organizations the tools and service-oriented workflows needed to significantly improve the quality of services delivered, and dramatically reduce the time required to identify and resolve performance problems by enabling a more predictive and preventative approach to managing service delivery.

- **Sniffer Analysis Software Suite** provides a direct connection to nGenius InfiniStream® appliances for highly optimized forensic analysis and packet data mining to exploit fully the valuable information contained within network packets. The Sniffer Analysis software suite can be deployed on a stand-alone basis or as a part of the comprehensive nGenius Service Assurance Solution. When deployed in a stand-alone mode, Sniffer Analysis delivers segment-by-segment DPA and troubleshooting capabilities. The Sniffer Analysis software suite provides a powerful view deep into IP network packets revealing granular information about network and application interactions and response time and latency metrics.

- **Sniffer Portable Analyzer Product Family** provides portable network and application analysis capabilities for field deployments. Built on widely deployed Sniffer technology, the software is used in individual laptops for portable analysis and troubleshooting to enable rapid isolation of issues for wired and wireless networks.

nGenius Service Assurance Solution

The nGenius Service Assurance Solution is a tightly integrated unified service delivery management platform that provides comprehensive, real-time network, application and service performance intelligence to enable organizations to assure optimized network and application performance and quality of user experience. The nGenius Service Assurance Solution provides always-on network and application visibility with a consistent view of service-oriented analysis and reporting with service-oriented workflows that enables increased productivity and collaboration across the IT organization. Solution capabilities include:

- **Intelligent early warning and service visualization** – enables the automated identification and reporting of service and network anomalies by continuously monitoring and analyzing application and service traffic flowing across the network at multiple points. Network-based anomaly detection capabilities identify deviations in normal service and user behavior as well as changes to application and server usage. These capabilities provide early warning of potential service degradations before they can impact large numbers of users or lead to service degradations.

- **Network, application and service performance management** – provides unified insight into a converged network environment with the ability to view voice, video and data metrics side-by-side in the same easy-to-use workspace. With application recognition and monitoring of well-known, custom-developed, virtualized, and Web-based applications and services, users are able to monitor and analyze critical application and network performance metrics that identify interrelationships and interdependencies between applications over the network infrastructure.

- **Packet-level forensic analysis** – enables deep-packet visibility and granular back-in time forensic analysis to resolve the most difficult application and service delivery problems. This expert level visibility is useful in both application and network performance management activities.

- **Planning and optimization capabilities** – shows how resources are being consumed and reveals capacity shortfalls to keep service delivery environments running at peak efficiency and performance to optimize existing IT technology investments.

- **Service and Policy validation** – delivers key metrics and insight into the service delivery environment to validate the impact of the implementation of network optimization policies for applications and services.

The nGenius Service Assurance Solution enables a unified approach to managing all aspects of service delivery that empowers IT teams to improve the overall quality of service for applications and service with greater reliability, availability, improved network performance and responsiveness. We believe that a unified framework for managing service delivery helps organizations lower the total cost of IT operations by enabling them to consolidate operations around a single unified tool set that can then be leveraged across the entire organization. This improves IT staff productivity, collaboration and enables better cross-departmental sharing of management tool investments. With a common basis for analysis and understanding the IT organization gains better insight into the real-time operation of the service delivery environment and is able to reduce the overall total cost of ownership and maximize the return on network and application investments.

The nGenius Service Assurance Solution is a platform that uses a number of specialized software modules and intelligent data sources consisting of:

- **nGenius Performance Manager** – Our core analysis module that analyzes and correlates the meta-data delivered by a comprehensive range of nGenius intelligent data sources (hardware devices and software agents) for integrated application and service performance monitoring, response time analysis, troubleshooting, capacity planning and trending and reporting enabling end-to-end visibility and assurance of service delivery.

- **nGenius Service Delivery Manager** – A real-time service dashboard that provides unified visibility into service delivery in the context of how services are delivered and consumed to produce timely, actionable management insight. Combining real-time and historical views of service domains the dashboard automates the detection of service quality problems and emerging security threats across physical, virtual, and cloud-based services from the application hosting environment, through the network, to the user.

- **nGenius Subscriber Intelligence –** Designed for mobile operators, nGenius Subscriber Intelligence provides datacenter-to-core-to-access visibility for managing mobile data sessions in general packet radio service (GPRS), in universal mobile telecommunications systems (UMTS), code division multiple access (CDMA) and LTE mobile networks. nGenius Subscriber Intelligence incorporates NetScout's Adaptive Session Intelligence ™ (ASI) technology built into our nGenius InfiniStream appliances to provide unmatched, real-time correlation – with network, service and subscriber context – of related user plane and control plane sessions across both the core and access portions of the network.

- **nGenius Trading Intelligence** – A high-performance, latency-management solution purpose-built for trading environments that addresses the specialized visibility needs of exchanges and trading market firms. Trading Intelligence provides real-time visibility into complex trade order execution, market data feed latency and performance for trading environments enabling trade engineers to isolate delays, compare venue execution routes, monitor trade activity, and track client access to better optimize the performance of high-speed trading platforms.

- **Sniffer Analysis** – Enables deep levels of data mining into network packets. This includes forensic analysis and expert decodes from the nGenius InfiniStream appliance to speed troubleshooting and help with post event analysis.

- **nGenius Intelligent Data Sources** – nGenius Intelligent data sources range from nGenius InfiniStream appliances, to software-based agents for virtual environments and deployment within network equipment; to support for Cisco NetFlow, jFlow and sFlow data collection devices. Our intelligent data sources utilize a common ASI technology framework that enables the disparate metrics collected to be displayed in comprehensive and unified views, with seamless workflows across the fully integrated and unified nGenius Service Assurance Solution.

- **nGenius Performance Manager for Flows and nGenius Analytics for Flows** – nGenius Performance Manager and Analytics for Flows support Cisco NetFlow, sFlow, IP service level agreement data for analysis and reporting of performance problems, analysis and reporting for application utilization and conversation-level statistics and management information base (MIB II) data collected by nGenius Collectors.

Our unique and scalable approach to understanding the service delivery environment and the interdependencies of the network, application and users has allowed us to break new ground in the industry, offering superior visibility into service and application traffic.

Integration with third-party solutions

To have greater operational impact on assuring performance of applications and service delivery, NetScout has integrated its technology with third-party management consoles and business service management systems. This integration allows organizations to receive alarms on impending performance problems and to link into the nGenius solution in order to perform detailed problem analysis and troubleshooting. By providing seamless integration into management platforms, NetScout fills a significant gap in the third party product functionality and visibility into the interaction of applications, services and infrastructure resources from a packet-based network vantage point. NetScout collaborates with technology partners to provide integrated solutions and extend the value of the nGenius Service Assurance Solution for application and network performance management across the organization. Using packet-flow data, key performance indicators and other sources of performance information derived from the nGenius Service Assurance Solution, integrated solutions enhance an organization's ability to optimize, simplify and protect the service delivery environment.

- **Cisco Systems** – NetScout is a member of the Cisco Developer Network Program for Mobility, Unified Communications and Advanced Routing. NetScout has integrated its widely deployed nGenius probe technology into the Cisco Integrated Services Router (ISR) platform enabling our joint customers to leverage the end-to-end capabilities of our service assurance solution from the datacenter to the branch office. We have received certification of our compatibility and interoperability with Cisco's Unified Communications platform. NetScout has also integrated its Sniffer Global product with the Cisco 3300 series Mobility Services Engine, to provide contextual location information to simplify and improve management of wireless networks.
- **Hewlett-Packard Company** – NetScout is a Platinum Business Partner in Hewlett-Packards (HP's) Enterprise Management Alliance Program, and provides integration between the nGenius Service Assurance Solution with HP Business Technology Optimization, Software solutions including HP OpenView Network Node Manager, HP Business Availability Center and HP Operations Manager. Together the integrated solutions provide our joint customers a "single-pane-of-glass" approach to troubleshooting to speed problem identification and resolution and assure users experience. In addition, NetScout has integrated its nGenius Integrated agent into some of the HP Networking chassis switching products to provide visibility into network and application performance at the network edge.
- **ArcSight (an HP Company)** – The nGenius Service Assurance Solution supports the ArcSight Common Event Format connector to deliver automated real-time alerts to the ArcSight Logger, ArcSight Enterprise Security Manager and ArcSight Express platforms. This integration provides ArcSight users with trusted advanced early warning alerts that link the nGenius Solution's intelligent early warning and DPA and forensics capabilities to improve situational awareness and rapidly assess and remediate security incident impact.
- **IBM** – NetScout is an International Business Machine (IBM®), PartnerWorld member, and has been awarded "Ready for IBM Tivoli Software" validation status to nGenius service assurance solution for its integration with IBM Tivoli® NetView®, IBM Tivoli Enterprise Console® and IBM Tivoli Netcool®/OMNIbus. The integration between NetScout and IBM platforms provides our joint customers with expanded reach of their Event Management Systems by combining integrated fault management and service delivery assurance into a single integrated console view with a seamless troubleshooting workflow.
- **EMC® Ionix™ Control Center (formerly SMARTS®)** – NetScout is an EMC Corp. (EMC) Velocity2 partner and provides integration between the nGenius Service Assurance Solution and the EMC Ionix Service Assurance Manager, EMC Ionix IP Availability Manager and EMC Ionix

Discovery Manager. Integration between the nGenius solution and EMC Ionix solution provides our joint customers with complementary visibility into the packet-flow data within the service delivery environment.

Product Enhancements and New Products

NetScout continuously enhances its solutions to meet the increasing demands and ever changing technology landscape of IP networks and service and applications. Typically, these types of changes result in modest increases in the functionality of the products that do not meet the criteria for capitalization. In recent years, we have also delivered major product upgrades across our product lines, more tightly integrating deep packet analysis and forensics into our top-down performance management workflows, improving the flexibility of our industry-leading intelligent early warning capabilities, and adding support for new sources of user experience and performance related metrics. During fiscal year 2011, we released several new integrations with third-party solutions and new products and enhancements that will help our customers meet the challenges of managing service delivery, and performance issues across large, globally distributed enterprise, service provider, and government networks. Key introductions during the fiscal year include:

- **nGenius Service Delivery Manager** – Is a real-time service dashboard that provides unified visibility into end-to-end service delivery in context with how services are delivered and consumed to deliver timely and actionable management insight to effectively assure service levels and the user experience. Combining real-time and historical views of service domains to provide a view into the health and availability of services, the dashboard automated the detection of service quality problems and emerging security threats across physical, virtual, and cloud-based services from the application hosting environment, through the network, to the user.

- **nGenius InfiniStream 7900 series Appliance** – We introduced the nGenius InfiniStream 7900 series appliance to help our customers address the need for increased performance and packet storage capacity to meet the challenges of growing service provider traffic levels. Providing 10 Gigabit Ethernet connections, the appliance has a modular design enabling our customers' expansion flexibility and supports up to 96 terabytes of storage.

- **Added support for LTE** – We added new capabilities that support Long Term Evolution/System Architecture Evolution (LTE/SAE) and Evolved Packet Core (EPC) networks to enable mobile operators to manage service delivery and user experience. These enhancements include support for new LTE/EPC protocols and interfaces providing operators unified and consistent visibility across 2.5G, 3G and LTE/EPC networks from a single unified service management platform.

- **Integration into the ArcSight SEIM solutions** – NetScout received certification for its integration with the ArcSight Enterprise Threat and Risk Management platforms. With support for the ArcSight Common Event Format the nGenius solution delivers automated real-time alerts to ArcSight platforms providing trusted advanced early warning notifications that link the nGenius Solution's powerful network-based anomaly detection, DPA and rich forensics capabilities to improve situational awareness and rapidly assess event impact.

- **Integration into HP Networking network switches** – We extended our nGenius Integrated Agent technology to be deployed into HP Networking switches to allow the HP Networking E8200 zl and E5400 zl switches to become intelligent instrumentation points providing DPA capabilities. Utilizing the HP AllianceONE Advanced Services zl Module, we have been able to integrate our industry-leading probe technology into the HP E Switch Series to enable cost-effective monitoring of service delivery at the network edge.

- **nGenius Trading Intelligence** – A high-performance, latency-management solution purpose-built for trading environments that addresses the specialized visibility needs of exchanges and trading market firms. Trading Intelligence provides real-time visibility into complex trade order execution, market data feed latency and performance for trading environments enabling trade engineers to isolate delays, compare venue execution routes, monitor trade activity, and track client access to better optimize the performance of high-speed trading platforms.

- **Adaptive Session Intelligence (ASI) technology** – ASI is a proprietary, real-time DPA engine that enables more scalable and granular visibility into IP service performance across complex multi-domain and cloud environments. ASI's patent pending technology performs granular data mining as traffic crosses the wire and dynamically tracks complex service transactions across physical and virtual environments. ASI's technology dramatically increases the scale, depth and speed of the nGenius solution's analysis velocity.

Strategy

Enhancing shareholder value through sustained growth and increased profitability based on our continued market leadership is our primary objective. We continue to see a strong level of interest by the market for our products and technology as both enterprise and service provider customers struggle to keep up with the increasing complexity and volume of service traffic over IP networks. Both of these segments are looking for unified approaches that can scale to manage and assure the delivery of critical services over highly distributed IP networks. We intend to capitalize on this growing market demand regarding user experience in managing service delivery. We will pursue growth by increasing our ongoing business with our established customers, expanding our worldwide coverage and presence to add new customers, growing and establishing new relationships with technology alliance partners and driving greater value through strategic resellers and go to market partners. Key elements of our strategy include:

- **Drive technology innovation to extend our market leadership** – We are increasing our investment in research and development to expand and enhance our unified service delivery management capabilities that capitalize on our extensive experience with global enterprise and service provider organizations with very large, high-capacity IP-based networks. We intend to take advantage of our unique position in both the enterprise and service provider markets to cross-leverage our technology development for both markets to enable greater capabilities for our current and new customers. We will enhance and extend our product line to meet the increasing challenges of managing a diverse range of services over an increasingly global network environment.

- **Continued portfolio enhancements** – We plan to continue to enhance our products and solutions to address the management challenges associated with virtualization, cloud computing, service-oriented architectures, VoIP, video, and Telepresence technologies. In addition, we will continue to drive our solutions to help IT organizations address the challenges of borderless networks, datacenter consolidation, branch office consolidation and optimization, increasing mobility and the move to a more process-oriented operating environment.

- **Enabling pervasive visibility** – We intend to continue to expand our intelligent data source family to enable our customers to achieve more visibility in more places across their end-to-end network environment. We are expanding our nGenius InfiniStream appliance family to enable greater levels of storage and processing capacity and to expand our software-based nGenius Virtual Agent and nGenius Integrated Agent technology to enable wider deployment of our technology within virtual computing environments, network devices and computing platforms. We intend to continue to greatly enhance our ability to scale and to generate real-time metadata to meet the need for addressing a rapidly growing level of data traffic and an increasingly complex application environment. This includes extending and strengthening our market and technology lead by supporting new and innovative ways to address the ongoing technology challenges associated with the increasing volume of data traffic and enable scalable support for 40 Gigabit, 100 Gigabit topologies and increasing global deployments of IPv6.

- **Expand our customer base in both enterprise and service provider markets** – As of March 31, 2011, NetScout's customer set included 96 of the Fortune 100 companies and approximately forty percent of the Fortune Global 2000. We are deployed in more than 130 service provider networks across 42 countries. It is our intention to substantially grow our presence in both the enterprise and service provider markets. In the enterprise market, we are growing our installed base footprint to include a broader number of top-tier enterprise customers as well as extending to reach the mid-market enterprise customers. We intend to increase the use of our products across the IT organization to include new operational groups by expanding their capabilities and value. In the service provider market, we are expanding our presence through new service provider customer acquisitions as well as expanding our footprint further out into the radio access network deeper into the core and into new datacenter expansions as cloud-based service offerings become increasingly strategic to service providers.

- **Increase market relevance and awareness** – To generate increased demand for our products we will continue to promote and position our technology, products and solutions to both the enterprise and service provider market and drive our vision and strategy of unified service delivery management. In addition, we will continue to drive industry initiatives around managing service delivery.
- **Scale and grow our direct sales force –** We expanded our direct sales force in fiscal year 2011 and restructured it to specifically and effectively target the enterprise and service provider markets. Each of these markets has different technology issues, challenges and sales cycles. Consequently, NetScout is very well positioned with a well aligned field organization that will enable us to better meet the needs of these two diverse markets.
- **Extend our technology partner alliance ecosystem** – We plan to continue to enhance our technology value, product capabilities and customer relevance through the continued integration of our products into technology partner products. This includes both interoperability integration efforts, as well as embedding our technology into alliance partner products to gain a more pervasive footprint across both enterprise and service provider networks.
- **Enhance and extend our training services** – We plan to extend and continue to enhance our training services to support our growing customer base in both the enterprise and service provider markets. We continue to enhance our training with personalized education programs to help our customers deploy and use our products more effectively. We have strengthened our classroom training and added web-based on-demand training programs. We also continue to enhance our certification programs designed to recognize network professionals who have demonstrated an in-depth understanding of nGenius and Sniffer products and technologies.

Sales and Marketing

We sell our products, support and services through a direct sales force and an indirect reseller and distribution channel. Our sales force uses a "high-touch" sales model that consists of face-to-face meetings with customers to understand and identify their unique business challenges and requirements. Our sales teams then translate those requirements into tailored business solutions that allow the customer to maximize the performance of its infrastructure and service delivery environment. Due to the complexity of the systems and the capital expenditure involved, our sales cycle typically takes three to twelve months. We build strategic relationships with our customers by continually enhancing our solution to help them address their evolving service delivery management challenges. In addition to providing a comprehensive solution to meet these needs, we continually provide software enhancements to our customers as part of their maintenance contracts with us. These enhancements are designed to provide additional and ongoing value to our existing customers to promote loyalty and the expansion of their deployment of our products. Existing customer growth is also driven by the expansion and changes in their networks as they add new infrastructure elements, new users, new locations, new applications and experience increasing service traffic volumes.

Our sales force is organized into four main geographic teams covering sales around the globe: United States, Europe, Asia and the rest of the world. Revenue from sales outside the United States represented 27%, 27% and

25% of our total revenue in the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Sales to customers outside the United States are primarily export sales through channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future.

Our marketing organization drives our market strategy, product positioning and messaging and produces and manages a variety of programs such as advertising, trade shows, industry events, public and analyst relations, direct mail, seminars, sales promotions, and web marketing to promote the sale and acceptance of our solutions and to build the NetScout, nGenius and Sniffer brand names in the marketplace. Key elements of our marketing strategy focus on thought leadership, market education, go to market strategies, reputation management, demand generation, and the acceleration of our strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners.

Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our order bookings as a result of a number of factors, including the length of the sales cycle, complexity of customer environments, new product introductions and their market acceptance and seasonal factors affected by customer projects and typical IT buying cycles. Due to these factors, we historically have experienced stronger bookings during our fiscal third and fourth quarters than in the first and second quarters. Net revenue can also be affected by unforeseen delays in product shipments due to issues such as on hand inventory, customer shipping instructions and acceptance requirements.

Support Services

Customer satisfaction is a key driver of NetScout's success. NetScout's MasterCare™ support programs offer customers various levels of high quality support services to assist in the deployment and use of our solutions. We have support personnel strategically deployed across the globe to deliver 24/7 toll-free telephone support to our premium MasterCare customers. Some of the support services, such as on-site support activities, are provided by qualified third party support partners. In addition many of our certified resellers provide Partner Enabled Support to NetScout end-users. This is especially prevalent in international locations where time zones and language, among other factors, make it more efficient for end-users to have the reseller provide initial support functions. MasterCare support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. If ordered, MasterCare support commences upon expiration of the standard warranty for software. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. We believe our warranties are consistent with commonly accepted industry standards.

Research and Development

Our continued success depends significantly on our ability to anticipate and create solutions that will meet emerging customer requirements. We have invested significant financial resources and personnel into the development of our products and technology. Our continued investment in research and development is crucial to our business and our continued success in the market. We have assembled a team of highly skilled engineers with expertise in various technologies associated with our business and the technologies being deployed by our customers. These technologies and expertise include networks, protocols, applications, application delivery, WAN technologies, storage and systems management. As we have expanded our market to also include the wireless service provider sector, we have added a significant number of resources with expertise in service provider networks and technologies including GSM, UMTS, CDMA and LTE technologies. We plan to continue to expand our product offerings and capabilities in the near future, and, therefore, plan to continue to invest and dedicate significant resources to our research and development activities. In addition, as we continue to expand our position in the service provider market, we will need to continue to expand our offerings and focused capabilities for these customers. We will continue to make substantial investments in growing our service provider technology expertise to maintain and grow our market and technology lead for this rapidly growing market opportunity.

We predominantly develop our products internally, with some third party contracting. We have also acquired developed technology through business acquisitions. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, such as the Internet Engineering Task Force, the 3rd Generation Partnership Project and we also engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and applications performance requirements for current and emerging technologies.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process control to ensure the quality and reliability of our products. In February 1998, we obtained ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. In July 2003, we obtained ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction.

Although we generally use standard parts and components for our products, which are available from various suppliers, each of the computer network interface cards used in our devices is currently available only from separate single source suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While currently we purchase from specific suppliers, we believe that, in most cases, alternate suppliers can be identified if current suppliers are unable to fulfill our needs. Our reliance on single source suppliers is further described in Item 1A "Risk Factors."

We manufacture our products based upon near-term demand estimates resulting from detailed sales forecasts. Due to the fact that these forecasts have a high degree of variability because of such factors as time of year, overall economic conditions and employee incentives, we maintain inventory levels in advance of receipt of firm orders to ensure that we have sufficient stock to satisfy all incoming orders.

Customers

We sell our products to enterprises and service providers and other organizations with large- and medium-sized high-speed IP computer networks. Our enterprise customers cover a wide variety of industries, such as financial services, technology, public sector, manufacturing, healthcare, utilities, education and retail. In the telecommunications service provider segment we address mobile operators, wireline operators and cable operators. A significant number of our service provider customers are mobile operators.

Backlog

We configure our products to customer specifications and generally deliver the final products to the customer within a relatively short time after receipt of the purchase order. These orders also often include service engagements and technical support coverage. Customers may reschedule or cancel orders prior to shipment with little or no penalty.

We concluded fiscal years 2011 and 2010 with an immaterial amount of combined product backlog, consisting of unshipped orders and deferred product revenue.

Channels

In recent years we implemented reseller specific programs to improve our reach to customers and extend our presence in new markets through channel partners. We sell through a broad range of channel partners including value added resellers, value added distributors, resellers, and system integrators, for both the enterprise and service provider markets. Sales to customers outside the United States are primarily export sales through channel partners. These channel partners help us market and sell our products to a broad array of organizations globally and allow us to better allocate and leverage our field sales force. In addition, and in conjunction with our relationship with Cisco Systems, we have been developing channel programs that we expect will enable us to use our common channel partners to tap the extended reach and value of the global Cisco reseller channel.

Historically and currently, we have used indirect distribution channels principally as intermediaries on contractual terms for customers with whom we have no contract. Our sales force meets with end user customers to present NetScout products and solutions, conduct demonstrations, provide evaluation equipment, recommend detailed product solutions, develop product deployment designs and timelines, and assist in establishing financial and other justification for the proposed solution. During this selling process a channel partner, who has contracts with both the end customer and NetScout, may be brought in to facilitate the transaction and to provide fulfillment services. In the case of international channel partners, those services usually also include currency translation and support. In the U.S., fulfillment services are usually limited to invoicing and cash collection. Under this approach, we have limited dependence upon channel partners for the major elements of the selling process. In many cases, there are multiple channel partners with the required contractual relationships, so dependence on any single channel partner is not significant.

Total revenue from indirect channels represented 59%, 61% and 59% of our total revenue for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Competition

The service assurance and performance management market is highly competitive, rapidly evolving, and a fragmented market that has overlapping technologies and competitors. Consequently, there are a number of companies that deliver some elements of our solutions. There are also larger IT management companies that compete for the same IT budget for managing performance and service delivery with broader less focused offerings.

We believe we compete primarily on the basis of offering a complete and comprehensive service delivery management solution that enables IT organizations to addresses the challenges of managing and assuring the delivery of critical IT services and applications to predict, identify and resolve the root causes of poor performance of large-scale, distributed IP networking environments. We believe other principal competitive factors in our market include scalability, ability to address a large number of applications, locations and users, product performance, the ability to easily deploy into existing network environments and the ability to administer and manage the solution. We believe that our solutions provide superior data and perform better than competitive products as measured by a broad range of metrics including the ability to recognize and track a large number of applications, scalability to support high and increasing levels of data and network traffic, the ability to look at both data and control plane traffic across an entire network and the ability to provide real-time information about service performance and real-time alerts to emerging service problems. Our ability to sustain such a competitive advantage depends on our ability to deliver continued technology innovation and adapt to meet the evolving needs of our customers.

We believe we are currently the only vendor providing a comprehensive and end-to-end service delivery management solution that is capable of addressing the needs of both enterprise and service provider customers and can scale to meet the enormous challenges of today's dynamic service delivery environments. This capability will be the most critical factor in managing mission critical applications in the much anticipated new public cloud IT paradigm of the future. There have been some acquisitions by large IT management vendors to strengthen their portfolio in the service assurance market and they will continue to invest in this area. We believe that we compete favorably in the service delivery management and service assurance markets and are the only vendor with a comprehensive service assurance and service delivery management solution with the necessary factors of speed, granularity of critical information and power of analysis to meet the needs of today and tomorrow's dynamic IP-based network operating environments. We have a unified architecture, compared to many vendors' approach in combining disparate technology elements. We believe we have a significant advantage in scalability, comprehensiveness of data gathered, performance, ease-of-use, unified workflows and the ability to scale our solution to address large global deployments that encompass a large number of applications, services, locations and users.

In the enterprise market, our larger competitors include companies such as Computer Associates and OPNET Technologies, Inc. along with a number of smaller private companies and new market entrants. In addition, we both compete with and partner with the large enterprise management vendors, such as IBM, HP, and EMC, who currently offer generalized performance management solutions but could provide enhanced solutions in the future. In the service provider market our primary large competitors include Tektronix, a division of Danaher, and JDSU, who provide operational management systems based primarily on monitoring legacy signaling data, along with a number of smaller private companies and new market entrants. Competitive factors in our industry are further described in Item 1A "Risk Factors."

Intellectual Property Rights

We rely on patent, copyright, trademark, and trade secret laws and contract rights to establish and maintain our rights in our technology and products. While our intellectual property rights are an important element in our success, our business as a whole does not depend on any one particular patent, trademark, copyright, trade secret, license, or other intellectual property right.

NetScout uses contracts, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to police and protect its intellectual property portfolio and rights from infringement. From a contractual perspective, NetScout uses license agreements and non-disclosure agreements to control the use of our intellectual property and protect NetScout trade secrets from unauthorized use and disclosure. In addition to license agreements, NetScout relies on U.S. and international copyright law to protect against unauthorized copying of software programs, in the U.S. and abroad. NetScout has obtained U.S. and foreign trademark registrations to preserve and protect certain trademarks and trade names. NetScout has also filed and obtained U.S. patents to protect certain unique NetScout inventions from being unlawfully exploited by other parties. However, there is no assurance that pending or future patent applications will be granted, that we will be able to obtain patents covering all of our products, or that we will be able to license, if needed, patents from other companies on favorable terms or at all. Our proprietary rights are subject to other risks and uncertainties described under Item 1A "Risk Factors."

Employees

As of March 31, 2011, we had a total of 845 employees, 586 of whom were employed in the United States, in the following departments:

Function	Number of employees
Sales and marketing	313
Research and development	270
Support services	121
General and administrative	114
Manufacturing	27
	845

Item 1A. Risk Factors.

In addition to the other information in this report, the following discussion should be considered carefully in evaluating NetScout and our business. This Annual Report on Form 10-K contains forward-looking statements under Section 21E of the Exchange Act and other federal securities laws. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential" or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. Factors that may cause such differences include, but are not limited to, the factors discussed below and in our other filings with the SEC. These factors may cause our actual results to differ materially from any forward-looking statement.

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risk and uncertainties. The following factors are among many that could cause actual results to differ materially from those contained in or implied by forward-looking statements made in this report. These statements involve the risks and uncertainties identified below as well as additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also impact our business operations. Such factors are among many that may have a material adverse impact upon our business, results of operations and financial condition.

Our quarterly revenue and operating results may fluctuate. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Our quarterly revenue may fluctuate as a result of a variety of factors, many of which may be outside of our control, including the following:

- technology spending by current and potential customers;
- uneven demand for service delivery and application performance management solutions;
- the timing and size of orders from customers, especially in light of our lengthy sales cycle;
- the timing and market acceptance of new products or product enhancements by us or our competitors;
- changes in the distribution channels through which our products are sold;
- the timing of hiring sales personnel and the speed at which such personnel become productive;
- our ability to anticipate or adapt effectively to developing markets and rapidly changing technologies;
- changes in the number and size of our competitors and changes in the prices of competitors' products;
- the timing and impact of security-related threats and outbreaks (e.g., worms and viruses);
- customer ability to implement our products;
- changes in foreign currency exchange rates;
- attrition of key employees; and
- economic slowdowns and the occurrence of unforeseeable events, such as terrorist attacks, which contribute to such slowdowns.

Most of our expenses, such as employee compensation, benefits and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on our operating results for that quarter.

If we fail to introduce new products or enhance our existing products to keep up with rapid technological change, demand for our products may decline. The market for application and network performance management and service assurance solutions is characterized by rapid changes in technology, evolving industry standards, changes in customer requirements and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in computer networking technologies, new application technologies and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products or could render our existing or planned products obsolete. If we are unable to develop and introduce new network and application performance management and service assurance products or enhancements to existing products in a timely and successful manner, this inability could have a material and adverse impact on our business, operating results and financial condition.

We have introduced and intend to continue to introduce new products. If the introduction of these products is significantly delayed or if we are unsuccessful in bringing these products to market, our business, operating results and financial condition could be materially and adversely impacted.

We face significant competition from other technology companies. The market for application and network performance management and service assurance solutions is highly competitive. The market is fragmented with a number of vendors offering elements of our total solution. We believe customers make service management system purchasing decisions based primarily upon the following factors:

- product performance, functionality and price;
- name and reputation of vendor;
- distribution strength; and
- alliances with industry partners.

We compete with a growing number of smaller providers of application performance management solutions and providers of portable network traffic analyzers and probes. In addition, leading network equipment and application technology vendors offer their own limited, generalized management solutions, including products which they license from other competitors. Some of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Further, in recent years some of our competitors have been acquired by larger companies that are seeking to enter or expand in the markets in which we operate. Therefore, given their larger size and greater resources our competitors may be able to respond more effectively than we can to new or changing opportunities, technologies, standards and customer requirements.

As a result of these and other factors, we may not be able to compete effectively with our current or future competitors, which could have a material and adverse impact on our business, operating results and financial condition.

If our products contain errors, they may be costly to correct, revenue may be delayed, we could be sued and our reputation could be harmed. Despite testing by our customers and us, errors may be found in our products after commencement of commercial shipments. If errors are discovered, we may not be able to correct them in a timely manner or at all. In addition, we may need to make significant expenditures to eliminate errors and failures. Errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. If one or more of our products fail, a customer may assert warranty and other claims for substantial damages against us. The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results and financial condition.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results. We offer technical support services with many of our products.

We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Further customer demand for these services, without corresponding revenues, could have a material and adverse impact on our financial condition and results of operations.

We must hire and retain skilled personnel. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly executives, sales and marketing personnel, software engineers, and technical support personnel. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results and financial condition. In addition, loss of key personnel could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer, and co-founder, and our other executive officers and senior managers to work effectively as a team. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results and financial condition.

The success of our business depends, in part, on the continued growth in the market for and the continued commercial acceptance of application performance management and service assurance solutions. We derive all of our revenue from the sale of products and services that are designed to allow our customers to assure the delivery of services through the management of the performance of applications across IP networks. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy and the future changes to the competitive environment. In order for us to be successful, our potential customers must recognize the value of more sophisticated application management solutions, decide to invest in the management of their networked applications and, in particular, adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results and financial condition. Additionally, businesses may choose to outsource the operations and management of their networks to managed service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

Failure to manage growth properly and to implement enhanced automated systems could adversely impact our business. The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. To manage further growth effectively, we must integrate new personnel and manage expanded operations. If we are unable to manage our growth effectively, our costs, the quality of our products, the effectiveness of our sales organization, attraction and retention of key personnel, our business, and our operating results and financial condition could be materially and adversely impacted. Any disruptions or ineffectiveness relating to our systems implementations and enhancements could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business.

Our success depends, in part, on our ability to manage and leverage our distribution channels. Sales to our distribution channels, which include resellers, original equipment manufacturers, distributors, systems integrators and service providers, accounted for 59%, 61%, and 59% of our total revenue for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. To increase our sales we need to continue to enhance our indirect sales efforts, to continue to manage and expand these existing distribution channels and to develop new indirect distribution channels. Our channel partners have no obligation to purchase any products from us. In addition, they could internally develop products that compete with our solutions or partner with our competitors or bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop new relationships or to expand and manage our existing relationships with partners, the potential inability or unwillingness of our partners to market and sell our products effectively or the loss of existing partnerships could have a material and adverse impact on our business, operating results and financial condition.

Our success depends, in part, on our ability to expand and manage our international operations. Sales to customers outside the United States accounted for 27%, 27%, and 25% of our total revenue for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. We currently expect international revenue to continue to account for a significant percentage of total revenue in the future. We believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to:

- expand international distribution channels;
- hire additional overseas sales personnel;
- adapt products for local markets and comply with foreign regulations; and
- manage geographically dispersed operations.

The major geographic areas outside of the United States in which we manage our business are Europe, Asia and the rest of the world. Our international operations, including our operations in the United Kingdom, mainland Europe, India, Asia-Pacific and other regions are generally subject to a number of risks, including:

- failure of local laws to provide the same degree of protection that the laws in the United States provide against infringement of our intellectual property;
- protectionist laws and business practices that favor local competitors;
- dependence on local indirect channel partners;
- conflicting and changing governmental laws and regulations;
- longer sales cycles;
- greater difficulty in collecting accounts receivable; and
- foreign currency exchange rate fluctuations and political and economic instability.

Our future growth depends on our ability to maintain and periodically expand our sales force. We must maintain and periodically increase the size of our sales force in order to increase our direct sales and support our indirect sales channels. Because our products are very technical, sales people require a comparatively long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to meet our sales force growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force. If we are unable to maintain and periodically expand our sales capability, our business, operating results and financial condition could be materially and adversely impacted.

If we fail to develop our brand cost-effectively, our business may suffer. We believe that developing and maintaining awareness of our brand in a cost-effective manner is important to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to promote and maintain our brand successfully, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and this could have a material and adverse impact on our financial condition and results of operations.

The current economic and geopolitical environment may impact some specific industries into which we sell. Many of our customers are concentrated in a small number of industries, including financial services, public sector, healthcare, and the service provider market segment. Certain industries may be more acutely affected by economic, geopolitical and other factors than other sectors. To the extent that one or more of the sectors in which our customer base operates is adversely impacted, whether as a result of general conditions affecting all sectors or as a result of conditions affecting only those particular sectors, our business, financial condition and results of operations could be materially and adversely impacted.

Uncertain conditions in the global economy and constraints in the global credit market may adversely affect our revenue and results of operations. Disruptions in the current global economy and constraints in the global credit market may cause some of our customers to reduce, delay, or cancel spending on capital and technology projects, resulting in reduced spending with us. While some industry sectors such as government and telecommunications may be less susceptible to the effects of an economic slowdown, our enterprise customers may be adversely affected, especially in financial services and consumer industries. Continued volatility in, or disruption of financial markets could limit customers' ability to obtain adequate financing to maintain operations and result in a decrease in sales volume that could have a negative impact on our results of operations. Further, competitors may respond to economic conditions by lowering their prices, which could put pressure on our pricing. We could also experience lower than anticipated order levels, cancellations of orders in backlog, defaults on outstanding accounts receivable and extended payment or delivery terms.

Constraints in the global credit market may affect our ability to obtain credit on favorable terms or at all and to refinance any debt facilities. If conditions in the global credit markets are not favorable, we may be limited in our ability to obtain credit or obtain credit on favorable terms and could increase our borrowing costs.

We may fail to secure necessary additional financing. We may require significant capital resources to expand our business and remain competitive in the rapidly changing application performance management and service assurance industry. We may need to invest in our operations as well as acquire complementary businesses, products or technologies. Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations. If our existing sources of liquidity are insufficient to satisfy our operating requirements, we may need to seek to raise capital by:

- issuing additional common stock or other equity instruments;
- acquiring additional bank debt;
- issuing debt securities; or
- obtaining lease financings.

However, we may not be able to obtain additional capital when we want or need it, or capital may not be available on satisfactory terms. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as new financial or operating covenants, or that may result in additional dilution to our stockholders.

We have a significant amount of debt. If we fail to maintain sufficient cash as our debt becomes due or are unable to renew our revolving credit facility prior to its expiration, this may adversely affect our business, financial condition, and operating results. At March 31, 2011, we had outstanding debt of $68.1 million and a $10 million revolving credit facility, both of which expire in December 2012. We expect that existing cash, cash equivalents, marketable securities, cash provided from operations and our revolving credit facility will be sufficient to meet ongoing cash requirements. However, failure to generate sufficient cash as our debt becomes due or to renew our revolving credit facility prior to its expiration could adversely affect our business, financial condition, operating results and cash flows.

A portion of our marketable securities is invested in auction rate securities. At March 31, 2011 we had $17.5 million of our long-term marketable securities portfolio invested in auction rate securities. These securities are AAA rated and collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program (FFELP) and by monoline insurance companies. Beginning in February

2008 and continuing through March 31, 2011, the majority of auction rate securities in the marketplace, including all of the auction rate securities that we hold in our portfolio, experienced failed auctions. As a result, we will not be able to liquidate these holdings until a future auction is successful, the issuer redeems the outstanding securities, a buyer is found outside the auction process which may require us to take a significant discount from the face value of the securities, the securities mature, or there is a default requiring immediate repayment from the issuer. In the future, should we determine that the decline in value of these auction rate securities are other than temporary, we would recognize a loss in our consolidated statement of operations, which could be material. Because these securities are currently illiquid, we are unable to access this cash in the short term. If this illiquidity in the auction rate security market continues we may not be able to use these funds, if needed, to make debt payments, and should we need to access these assets for operations, this could have a negative effect on our business, financial condition and operating results of the company.

The price of our common stock may decrease due to market volatility. The market price of our common stock has been volatile and has fluctuated since the initial public offering of our common stock on August 12, 1999. The market price of our common stock may continue to fluctuate in response to a number of factors, some of which are beyond our control. Though activity in our stock has increased over the past three years, trading activity of our stock has historically been relatively thin, in part as a result of officers and directors and institutional shareholders holding a significant percentage of our stock. In addition, the market prices of securities of technology companies have been volatile and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Also, broad market fluctuations could adversely impact the market price of our common stock, which in turn could cause impairment of goodwill that could materially and adversely impact our financial condition and results of operations.

It is not uncommon when the market price of a stock has been volatile for holders of that stock to institute securities class action litigation against the company that issues that stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit beyond any insurance coverage which we may have for such risks. Such a lawsuit could also divert the time and attention of our management.

We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results. We may need to acquire complementary businesses, products or technologies to remain competitive or expand our business. We actively investigate and evaluate potential acquisitions of complementary businesses, products and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all businesses, products or technologies that we seek to acquire. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to compete effectively in our targeted markets and could negatively affect our results of operations.

Acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to goodwill and acquired intangible assets;
- the potentially costly and disruptive impact of assuming unfavorable pre-existing contractual relationships of acquired companies that we would not have otherwise entered into and potentially exiting or modifying such relationships;
- the potential litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition including claims from terminated employees, customers, third parties or enforcement actions by various regulators;
- the incurrence of significant costs and expenses; and
- the potentially negative impact of poor performance of an acquisition on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in managing geographically dispersed operations;
- difficulties in assimilating diverse financial reporting and management information systems;
- difficulties in maintaining uniform standards, controls, procedures and policies;
- the diversion of management's attention from other business concerns;
- use of cash to pay for acquisitions may limit other potential uses of our cash, including stock repurchases and retirement of outstanding indebtedness;
- substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization or impairment of intangible assets and share-based compensation expense;
- the potential disruption of our business;
- the potential loss of key employees, customers, distributors or suppliers;
- the inability to generate sufficient revenue to offset acquisition or investment costs; and
- the potential for delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;
- Changes in accounting and tax treatment of share-based compensation;
- The valuation of generated and acquired deferred tax assets and the related valuation allowance on these assets;
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- Tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place.

An adverse change in our effective tax rate could have a material and adverse effect on our financial condition and results of operations.

Our estimates and judgments related to critical accounting policies could be inaccurate. We consider accounting policies related to cash, cash equivalents and marketable securities, revenue recognition, commission expense, uncollected deferred product revenue, valuation of inventories, valuation of goodwill and acquired intangible assets, capitalization of software development costs, derivative financial instruments, share-based compensation and income taxes to be critical in fully understanding and evaluating our financial results. Management makes accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inaccurate.

Our reliance on sole source suppliers could adversely impact our business. Specific components that are necessary for the hardware assembly of our instruments are obtained from separate sole source suppliers or a limited group of suppliers. These components include our network interface cards. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the inability to exercise control over pricing, quality and timely delivery of components. We do not generally maintain long-term agreements with any of our suppliers or have on hand large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would impact our ability to ship our products on a timely basis. This could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Our success depends on our ability to protect our intellectual property rights. Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and registrations and non-disclosure and other contractual and license arrangements to protect our intellectual property rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our technology without compensating us. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. Further, we also license software from third parties for use as part of our products, and if any of these licenses were to terminate, we might experience delays in product shipment until we develop or license alternative software.

Others may claim that we infringe on their intellectual property rights. From time to time we may be subject to claims by others that our products infringe on their intellectual property rights, patents, copyrights or trademarks. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages or royalties, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all. We expect that these claims could become more frequent as more companies enter the market for network and application infrastructure performance management solutions. Any of these claims or resulting events could have a material and adverse impact on our business, operating results and financial condition.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal control over financial reporting may not prevent all material errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes and willful misconduct regarding controls or misinterpretation. Under Section 404 of the Sarbanes-Oxley Act we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Compliance with this legislation requires management's attention and expense. Management's assessment of our internal control over financial reporting may or may not identify weaknesses that need to be addressed in our internal control system. If we are unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in our reported financial information which could have an adverse effect on the market price of our stock or impact our borrowing ability. In addition, changes in operating conditions and changes in compliance with policies and procedures currently in place may result in inadequate internal control over financial reporting in the future.

We or our suppliers may be impacted by new regulations related to climate change. We or our suppliers may become subject to new laws enacted with regards to climate change. In the event that new laws are enacted or current laws are modified in countries in which we or our suppliers operate, our flow of product may be impacted which could have a material and adverse effect on our financial condition and results of operations.

Uncertainties of regulation of the Internet and data traveling over the Internet could have a material and adverse impact on our financial condition and results of operations. Currently, few laws or regulations apply directly to access to or commerce on the Internet. We could be materially adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as net neutrality. The adoption of regulation of the Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products, which could have a material and adverse effect on our financial condition and results of operations. In addition, the enactment of new federal, state, or foreign data privacy laws and regulations could cause customers not to be able to take advantage of all the features or capabilities of our products which in turn could reduce demand for certain of our products.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the SEC.

Item 2. Properties

We currently lease approximately 175,000 square feet of space in an office building in Westford, Massachusetts, for our headquarters. The current lease will expire in September 2023, and we have an option to extend the lease for two additional five-year terms. We lease office space in twenty six international cities throughout the world for our sales and support personnel, as well as 72,742 square feet of space in San Jose, California. We lease 34,021 square feet of office space for our engineering and support personnel in India. We believe that our existing facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims, if determined adversely, will not have a significant adverse effect on our financial position or results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

We completed our initial public offering on August 17, 1999. Since that time, our common stock has traded on the Nasdaq Global Market and its predecessor, the Nasdaq National Market, under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low intraday sales prices for our common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
Fiscal Year 2010		
June 30, 2009	$11.19	$ 6.90
September 30, 2009	$14.13	$ 8.75
December 31, 2009	$15.05	$11.75
March 31, 2010	$15.79	$13.69
Fiscal Year 2011		
June 30, 2010	$16.14	$12.25
September 30, 2010	$21.00	$13.50
December 31, 2010	$24.60	$20.50
March 31, 2011	$27.72	$21.59

Stockholders

As of May 24, 2011, we had 101 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 6,200.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of NetScout under the Exchange Act or the Securities Act of 1933, as amended.

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on our common stock during the five year period from March 31, 2006 through March 31, 2011, with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index. The comparison assumes $100 was invested on March 31, 2006 in our common stock or in the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index and assumes reinvestment of dividends, if any.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Zacks Investment Research, Inc., a source believed to be reliable, but NetScout is not responsible for any errors or omissions in such information.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
March 2011
$350
$300
$250
$200
$150
$100
$50
$0
3/06
3/07
3/08
3/09
3/10
3/11
NetScout Systems Inc.
NASDAQ Composite-Total Returns
NASDAQ Computer and Data Processing Index

	3/31/2006	3/31/2007	3/31/2008	3/31/2009	3/31/2010	3/31/2011
NetScout Systems, Inc.	$100.00	$ 99.45	$102.20	$78.68	$162.53	$300.22
NASDAQ Composite – Total Returns	$100.00	$104.23	$ 98.89	$67.01	$106.10	$124.35
NASDAQ Computer and Data Processing	$100.00	$109.11	$107.49	$79.41	$126.15	$147.01

Dividend Policy

In fiscal years 2011 and 2010, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit facility limit our ability to pay cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, existing bank covenants and general business conditions.

Issuer Purchases of Equity Securities

During the fourth quarter of fiscal year 2011, we did not repurchase any shares of our outstanding common stock pursuant to our open market stock repurchase program further described in Note 12 to the attached consolidated financial statements.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included under Item 7 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2011, 2010 and 2009 and the consolidated balance sheet data as of March 31, 2011 and 2010 are derived from audited consolidated financial statements included under Item 8 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2008 and 2007 and the consolidated balance sheet data as of March 31, 2009, 2008 and 2007 have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year Ended March 31,				
	2011	2010	2009	2008(1)	2007
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue:					
Product	$159,948	$142,113	$154,161	$ 106,182	$ 63,524
Service	130,592	118,229	113,443	62,774	38,948
Total revenue	290,540	260,342	267,604	168,956	102,472
Cost of revenue:					
Product	38,175	35,564	43,315	33,965	17,184
Service	23,186	20,500	20,824	13,721	6,444
Total cost of revenue	61,361	56,064	64,139	47,686	23,628
Gross margin	229,179	204,278	203,465	121,270	78,844
Operating expenses:					
Research and development	40,628	36,650	40,189	30,000	18,320
Sales and marketing	105,271	99,059	98,818	69,652	42,470
General and administrative	23,308	20,609	26,118	26,149	10,531
Amortization of acquired intangible assets	1,907	2,057	1,962	811	155
Total operating expenses	171,114	158,375	167,087	126,612	71,476
Income (loss) from operations	58,065	45,903	36,378	(5,342)	7,368
Interest and other income (expense), net	(1,772)	(2,832)	(5,337)	(1,207)	3,898
Income (loss) before income tax expenses (benefit) and cumulative effect of accounting change	56,293	43,071	31,041	(6,549)	11,266
Income tax expense (benefit)	19,028	15,154	10,993	(4,461)	3,598
Cumulative effect of accounting change, net of taxes of $42	—	—	—	—	69
Net income (loss)	$ 37,265	$ 27,917	$ 20,048	($ 2,088)	$ 7,737
Basic net income (loss) per share	$ 0.89	$ 0.69	$ 0.51	($ 0.06)	$ 0.24
Diluted net income (loss) per share	$ 0.87	$ 0.67	$ 0.49	($ 0.06)	$ 0.23
Weighted average common shares outstanding used in computing:					
Net income (loss) per share—basic	42,059	40,691	39,351	34,913	31,713
Net income (loss) per share—diluted	42,973	41,915	40,925	34,913	33,050

(1) On November 1, 2007, NetScout completed its acquisition of Network General Central Corporation (Network General) for aggregate consideration of approximately $212 million.

	March 31,				
	2011	2010	2009	2008(1)	2007
			(In thousands)		
Balance Sheet Data:					
Cash, cash equivalents and short- and long-term marketable securities	$228,478	$170,551	$135,912	$100,931	$100,104
Working capital	$147,136	$ 91,174	$ 51,720	$ 13,754	$ 79,493
Total assets	$527,570	$482,601	$436,734	$420,937	$180,419
Debt	$ 68,106	$ 79,356	$ 92,500	$ 98,750	$ —
Total stockholders' equity	$319,559	$266,843	$225,731	$197,333	$138,407

(1) On November 1, 2007, NetScout completed its acquisition of Network General for aggregate consideration of approximately $212 million, including $53 million in cash.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially due to competitive factors and other factors discussed in Item 1A. "Risk Factors" and elsewhere in this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

Overview

NetScout Systems was founded in 1984 and is headquartered in Westford, Massachusetts. We design, develop, manufacture, market, sell and support market leading unified service delivery management, service assurance and application performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex IP based service delivery environments. We manufacture and market these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

Our operating results are influenced by a number of factors, including, but not limited to, the mix and quantity of products and services sold, pricing, costs of materials used in our products, growth in employee related costs, including commissions, and the expansion of our operations. Factors that affect our ability to maximize our operating results include, but are not limited to, our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, development of strategic partnerships, competition, successful integration efforts and current economic conditions.

On April 1, 2011, we completed the acquisition of Psytechnics, Inc., a provider of IP voice, video and telepresence technologies that proactively assures the user experience for unified communications services. Psytechnics' technology strengthens NetScout's Unified Service Delivery Management strategy by providing more comprehensive management of the quality of IP voice, video and telepresence service delivery along with all other application and data services.

Results Overview

We saw continued growth during the fiscal year ended March 31, 2011, with product revenue growth of 13% and overall revenue growth of 12% compared to the prior fiscal year driven by strength in our enterprise and service provider sectors. New business bookings increased by 14% when compared to the prior fiscal year. As the year progressed, we drove a return to growth in our broader enterprise sector that finished the year with a 17% increase in new business bookings. Within the enterprise sector, financial services was strong with new business bookings up 25% as financials recovered from the economic downturn. New business from our service provider sector increased 12%, which we expect to accelerate in fiscal 2012 as we support expanding 4G, LTE network rollouts.

Gross margin for fiscal year 2011 was 79%, up one percentage point from fiscal year 2010. We did this in part through a shift towards higher margin products.

While operating expenses increased on higher sales and marketing expenses and incentive compensation, we improved our operating margin to 20% for fiscal year 2011, compared to 18% for fiscal year 2010.

Net income and diluted net income per share increased 33% and 30%, respectively, in fiscal year 2011 through gross margin improvements compared to fiscal year 2010.

We also achieved strong cash flow with cash, cash equivalents and marketable securities increasing to $228.5 million at March 31, 2011. This represents an increase of $57.9 million over the previous fiscal year ended March 31, 2010.

Use of Non-GAAP Financial Measures

From time to time in press releases regarding quarterly earnings, presentations and other communications, we may provide financial information determined by methods other than in accordance with generally accepted accounting principles (GAAP). Recent non-GAAP financial measures have included non-GAAP revenue, income from operations, net income and net income per diluted share, each of which were adjusted from amounts determined based on GAAP to exclude the effect of purchase accounting adjustments to acquired deferred revenue resulting from our acquisitions, and to eliminate the revenue impact of recently adopted accounting guidance, and to remove share-based compensation expenses, certain business development expenses, integration expenses and the amortization of acquired intangible assets, net of related income tax effects.

Management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. These non-GAAP measures are among the primary factors that management uses in planning and forecasting future periods. Management believes these non-GAAP financial measures enhance the reader's overall understanding of NetScout's current financial performance and its prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how NetScout plans and measures its business. We believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared to our peer companies and against prior periods by enabling investors to consider our operating results on both a GAAP and non-GAAP basis during periods where GAAP results were affected by non-recurring events, such as our acquisition of Network General in 2007.

These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP, and may have limitations in that they do not reflect all our results of operations as determined in accordance with GAAP. These non-GAAP measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

The following table reconciles revenue, net income and net income per share on a GAAP and non-GAAP basis for the years ended March 31, 2011, 2010 and 2009 (in thousands):

	Year Ended March 31,		
	2011	2010	2009
GAAP revenue	$290,540	$260,342	$267,604
Impact of new accounting guidance	(929)	—	—
Deferred revenue fair value adjustment	132	1,317	11,782
Non-GAAP revenue	$289,743	$261,659	$279,386
GAAP net income	$ 37,265	$ 27,917	$ 20,048
Impact of new accounting guidance	(929)	—	—
Deferred revenue fair value adjustment	132	1,317	11,782
Share-based compensation expense	6,439	5,456	5,122
Amortization of acquired intangible assets	5,887	6,037	5,959
Business development expenses	755	—	—
Integration expenses	—	—	1,858
Income tax adjustments	(4,668)	(4,868)	(9,394)
Non-GAAP net income	$ 44,881	$ 35,859	$ 35,375
GAAP diluted net income per share	$ 0.87	$ 0.67	$ 0.49
Share impact of non-GAAP adjustments identified above	0.17	0.19	0.37
Non-GAAP diluted net income per share	$ 1.04	$ 0.86	$ 0.86

Critical Accounting Policies

We consider accounting policies related to cash, cash equivalents and marketable securities, revenue recognition, commission expense, uncollected deferred product revenue, valuation of inventories, assumptions related to purchase accounting, valuation of goodwill and acquired intangible assets, capitalization of software development costs, derivative financial instruments, share based compensation and income taxes to be critical in fully understanding and evaluating our financial results. The application of these policies involves significant judgments and estimates by us.

Cash and Cash Equivalents and Marketable Securities

We account for our investments in accordance with authoritative guidance. Under the provisions, we have classified our investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash and cash equivalents typically consist of money market instruments, commercial paper with a maturity of three months or less and cash maintained with various financial institutions. Marketable securities generally consist of U.S. Treasury bills, commercial paper with an original maturity of greater than three months, U.S. government bonds, certificates of deposit, agency bonds, corporate bonds, auction rate securities and municipal bonds.

Long-term marketable securities consist of auction rate securities, U.S. Treasury bills, corporate bonds and certificates of deposit. The auction rate securities we hold are all collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program (FFELP) and by monoline insurance companies. Auction rate securities typically were stated at par value prior to February 2008 due to liquidity provided through the auction process. While we continue to earn interest on auction rate securities, the failure of these auctions has created illiquidity. As a result, par value no longer approximates the estimated fair value of auction rate securities. A discounted cash flow model was used to determine the estimated fair value of our investments in auction rate securities as of March 31, 2011 and 2010. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows, a liquidity risk premium and expected holding periods of the investments. Based on this assessment of fair value, as of March 31, 2011 we have recorded a cumulative decline in the fair value of auction rate securities of $2.3 million ($1.4 million net of tax) which was deemed temporary. Assumptions used to value these securities and in determining the temporary nature of this impairment require significant judgment by management. Changes in the assumptions could result in materially different estimates of fair values and the failure of these securities to return to par value or a decision by management to sell these securities at a loss could have a material adverse impact on earnings.

Revenue Recognition

In October 2009, the FASB amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

(i) provide updated guidance on how the deliverables in a multiple deliverable arrangement should be separated, and how the consideration should be allocated;

(ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (VSOE) of selling price or third-party evidence of selling price; and

(iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance at the beginning of our first quarter of fiscal year 2011 on a prospective basis for applicable transactions originating or materially modified after April 1, 2010. The adoption of this guidance did not have a material impact on our financial position or results of operations for the fiscal year ended March 31, 2011. The following reflects our updated policy for revenue recognition.

Product revenue consists of sales of our hardware products (which include embedded software that works together with the hardware to deliver the product's essential functionality), licensing of our software products, and sale of hardware bundled with a software license. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because many of our solutions are comprised of both hardware and more than incidental software components, we recognize our revenue in accordance with authoritative guidance on both hardware and software revenue recognition.

Service revenue consists primarily of fees from customer support agreements, consulting and training. We generally provide software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

Multi-element arrangements are concurrent customer purchases of a combination of our product and service offerings that may be delivered at various points in time. For multi-element arrangements comprised only of hardware products and related services, we allocate the total transaction revenue to the multiple elements based on each element's relative fair value compared to the total fair value of all the elements. Each element's relative fair value is based on management's best estimate of selling price (BESP) paid by customers based on the element's historical pricing. We review the sales of all products and services quarterly and update, when appropriate, our best estimate of selling price for each element to ensure that it reflects our recent pricing experience.

For multi-element arrangements comprised only of software products and related services, we allocate a portion of the total purchase price to the undelivered elements, primarily support agreements and training, using VSOE of fair value for the undelivered elements. The remaining portion of the total transaction value is allocated to the delivered software, referred to as the residual method. VSOE of fair value of the undelivered elements is based on the price customers pay when the element is sold separately. We review the separate sales of the undelivered elements on a quarterly basis and update, when appropriate, our VSOE of fair value for such elements to ensure that it reflects our recent pricing experience.

For multi-element arrangements comprised of a combination of hardware and software elements, the total transaction value is bifurcated between the hardware elements and the software elements based on the relative selling prices of the hardware elements and the software elements as a group. Then, revenue for the hardware and hardware-related services is recognized following the hardware revenue recognition methodology outlined above and revenue for the software and software-related services is recognized following the residual method.

Commission Expense

We recognize commission expense related to the renewal of maintenance contracts at the time an order is booked. As a result, commission expense can be recognized in full even though the related revenue may not be fully recognized. Commission expense on product revenue and corresponding new maintenance contracts is recognized in the same period as the related product revenue, typically upon shipment.

Uncollected Deferred Product Revenue

Because of our revenue recognition policies, there are circumstances for which we are unable to recognize product revenue relating to sales transactions that have been shipped and billed. While the receivable represents an enforceable obligation, for balance sheet presentation purposes we have not recognized the deferred revenue or the related account receivable and no amounts appear in our consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $183 thousand and $2.0 million at March 31, 2011 and 2010, respectively.

Valuation of Inventories

Inventories are stated at the lower of actual cost or their net realizable value. Cost is determined by using the first-in, first-out (FIFO) method. Inventories consist primarily of raw materials and finished goods. Inventory carrying values are reduced to our estimate of net realizable value. We regularly monitor our inventories for potential obsolete and excess inventory. Our net realizable value adjustment is based upon our estimates of forecasts of unit sales, expected timing and impact of new product introductions, historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns. We adjust the carrying value of inventory to reflect its net realizable value when lower than original cost. Significant judgments and estimates are made when establishing the net realizable value adjustment. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Valuation of Goodwill and Acquired Intangible Assets

The carrying value of goodwill was $128.2 million as of March 31, 2011 and 2010. Goodwill is reviewed for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired.

We consider the market capitalization of our outstanding common stock versus our stockholders' equity as one indicator that may potentially trigger an impairment of goodwill analysis. Significant judgments and estimates are made when assessing impairment. If these accounting judgments and estimates prove to be materially inaccurate, goodwill may be determined to be impaired and our financial results could be materially and adversely impacted in future periods. Likewise, if a future event or circumstance indicates that an impairment assessment is required and goodwill is determined to be impaired, our financial results could be materially and adversely impacted in future periods. As of March 31, 2011, based upon our review, we determined that there has been no goodwill impairment.

The carrying value of acquired intangible assets was $47.7 million and $53.6 million as of March 31, 2011 and 2010, respectively. The carrying value of acquired intangible assets is recorded at their estimated fair values at the date of acquisition less accumulated amortization. Our acquired intangible assets include acquired software; customer relationships and an indefinite lived tradename resulting from the acquisition of Network General on November 1, 2007. We amortize acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired tradename which has an indefinite life and thus, is not amortized. The carrying value of the indefinite lived "Sniffer" tradename is evaluated for potential impairment on an annual basis. At March 31, 2011, we determined that there had been no impairment of acquired intangible assets or indefinite lived assets. Significant judgment and estimates are made when estimating fair value and useful lives for acquired intangible assets. If these accounting judgments and estimates prove to be materially inaccurate, the value of these assets and our financial results could be materially and adversely impacted. We periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Capitalization of Software Development Costs

Costs incurred in the research and development of our products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the related software products are available for general release to customers. Judgment is required in determining the point at which technological feasibility has been met. Amortization of capitalized software development costs begin once projects are ready for sale to the general public and are charged to cost of revenue on a straight-line basis over two years.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Derivative Financial Instruments

Under authoritative guidance for derivative instruments and hedging activities, all hedging activities must be documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash flows in order for the derivative to qualify for hedge accounting. Under the guidance, if an instrument qualifies for hedge accounting, the changes in the fair value each period for open contracts, measured as of the end of the period, are recorded to other comprehensive income. Otherwise, changes in the fair value are recorded in earnings each period. Management must perform initial and ongoing tests in order to qualify for hedge accounting. In accordance with the guidance, we account for our instruments under hedge accounting. The effectiveness and a measurement of ineffectiveness of qualifying hedge contracts is assessed by NetScout quarterly. We record the fair value of derivatives hedges in other current assets and other current liabilities. The effective portion of gains or losses resulting from changes in the fair value of qualifying hedges are recorded in other comprehensive income (loss) until the forecasted transaction occurs, with any ineffective portion classified directly to our consolidated statement of operations based on the expense categories of the items being hedged. When forecasted transactions occur, unrealized gains or losses associated with the effective portion of the hedge are reclassified to the respective expense categories in our consolidated statement of operations. Gains or losses related to hedging activity are included as operating activities in our consolidated statement of cash flows. If the underlying forecasted transactions do not occur, or it becomes probable that they will not occur, the gain or loss on the related cash flow hedge is recognized immediately in earnings. Further information relative to our derivative instruments is disclosed in Note 9 to our Consolidated Financial Statements.

Share-based Compensation

We recognize compensation expense for all share-based payments. Under the fair value recognition provisions, we recognize share-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award.

We are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Based on historical experience, we assumed an annualized forfeiture rate of 0% for awards granted to our directors, and an annualized forfeiture rate of 10% for awards granted to our senior executives and remaining employees. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated.

Income Taxes

Significant judgments and estimates are made when calculating our annual provision for income taxes. In addition, we may record certain tax reserves to address potential exposures involving our tax positions. Our estimate of the value of our tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. If these judgments and estimates prove to be materially inaccurate, our tax rate could fluctuate significantly and our financial results could be materially and adversely impacted in the future.

We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of these assets and liabilities as well as on acquired or incurred net operating loss carryforward amounts. We make an assessment of the likelihood that our deferred income tax assets will be recovered from future taxable income, and, to the extent that recovery is not believed to be more likely than not, a valuation allowance is established. All available evidence, both positive and negative, is considered in the determination of recording a valuation allowance. We consider past performance, future taxable income and ongoing tax planning strategies when assessing the need for a valuation allowance.

We account for uncertain tax positions in accordance with generally accepted accounting principles. These standards clarify the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. A two-step approach is utilized for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is not more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. As used in the accounting standards, the term "more likely than not" means that the likelihood of an occurrence is greater than 50%.

Results of Operations

Comparison of Years Ended March 31, 2011 and March 31, 2010

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one direct customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2011 and 2010.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2011		2010		Change	
		% of Revenue		% of Revenue	$	%
Revenue:						
Product	$159,948	55%	$142,113	55%	$17,835	13%
Service	130,592	45	118,229	45	12,363	10%
Total revenue	$290,540	100%	$260,342	100%	$30,198	12%

Product. The 13%, or $17.8 million, increase in product revenue was due to an $11.3 million increase in our enterprise business sector and a $6.5 million increase in our service provider sector. Compared to our previous fiscal year, we realized an increase of approximately 22% in the average selling price per unit of our products offset by a 6% decrease in units shipped. The increase in selling price per unit is due to a shift in product mix towards our higher capacity Infinistream products. The 6% decrease in units shipped was also due to product mix.

Service. The 10%, or $12.4 million, increase in service revenue was due in part to a $4.2 million increase in revenue from maintenance contracts due to increased renewals from a growing support base, a $3.9 million increase in revenue from post-contract customer support in connection with product revenue growth, and an $827 thousand increase in other service revenue largely due to on-site revenue. In addition, there was a decline of $1.2 million in purchase accounting adjustments to deferred service revenue associated with our acquisition of Network General. As a result of this acquisition, acquired deferred revenue was reduced to fair value to eliminate selling profit from the contracts that were acquired from Network General. As the fair value adjusted deferred revenue has amortized over time, it comprised a smaller proportion of total maintenance revenue during the fiscal year ended March 31, 2011. Subsequent maintenance renewal contracts are recorded at their full value and thus result in higher recorded revenue. We also recognized $1.7 million in training and consulting revenue during the fiscal year ended March 31, 2011 from non-refundable expired contracts. In prior years, we had not been able to demonstrate that we had fulfilled our obligations. However, starting with the quarter ended June 30, 2010, we were able to demonstrate that our obligations had been fulfilled related to the non-refundable expired contracts. While we will continue to recognize revenue from non-refundable contracts, we do not expect the revenue in future quarters to be significant.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2011		2010		Change	
		% of Revenue		% of Revenue	$	%
Indirect	$172,010	59%	$159,379	61%	$12,631	8%
Direct	118,530	41	100,963	39	17,567	17%
Total revenue	$290,540	100%	$260,342	100%	$30,198	12%

The 8%, or $12.6 million, increase in indirect channel revenue is the result of an increase in international sales. Sales to customers outside the United States are primarily export sales through channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. The 17%, or $17.6 million, increase in direct channel revenue and change in sales mix between direct and indirect is primarily the result of increased domestic revenue from our service provider and enterprise sectors, as well as the $1.2 million reduction in purchase accounting adjustments related to the Network General acquisition which had the effect of increasing revenue.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2011		2010		Change	
		% of Revenue		% of Revenue	$	%
United States	$211,711	73%	$189,517	73%	$22,194	12%
International:						
Europe	37,921	13	35,072	14	2,849	8%
Asia	16,260	6	13,694	5	2,566	19%
Rest of the world	24,648	8	22,059	8	2,589	12%
Subtotal international	78,829	27	70,825	27	8,004	11%
Total revenue	$290,540	100%	$260,342	100%	$30,198	12%

United States revenues increased 12%, or $22.2 million, primarily as a result of strong growth in our enterprise sector, which includes financial services, and in our service provider sector. The 11%, or $8.0 million, increase in international revenue is also due to growth in both our enterprise and service provider sectors. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. In accordance with United States export control regulations we do not sell or do business with countries subject to economic sanctions and export controls.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, media duplication, manuals, packaging materials, overhead and amortization of capitalized software and developed product technology. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2011		2010		Change	
		% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 38,175	13%	$ 35,564	14%	$ 2,611	7%
Service	23,186	8	20,500	8	2,686	13%
Total cost of revenue	$ 61,361	21%	56,064	22%	5,297	9%
Gross profit:						
Product $	$121,773	42%	$106,549	41%	15,224	14%
Product gross profit %	76%		75%		1%	
Service $	107,406	37%	97,729	38%	9,677	10%
Service gross profit %	82%		83%		(1%)	
Total gross profit $	$229,179		$204,278		$24,901	12%
Total gross profit %	79%		78%		1%	

Product. The 7%, or $2.6 million, increase in cost of product revenue was primarily due to the 13%, or $17.8 million increase in product revenue for the fiscal year ended March 31, 2011 when compared to the fiscal year ended March 31, 2010. Our product gross profit percentage increased by one point to 76% during the fiscal year ended March 31, 2011. This increase was primarily due to favorable product mix and improved overhead absorption. Average headcount in cost of product revenue was 29 and 27 for the years ended March 31, 2011 and 2010, respectively.

Service. The 13%, or $2.7 million, increase in cost of service revenue was primarily due to a $2.0 million increase in employee related expenses resulting from increased headcount to support our growing installed base as well as increased incentive compensation, a $223 thousand increase in cost of materials used to support customers under service contracts and a $344 thousand increase in travel in our support and consulting groups. The 10%, or $9.7 million, increase in service gross profit corresponds with the 10%, or $12.4 million, increase in service revenue, offset by the 13%, or $2.7 million, increase in cost of services. The service gross profit percentage decreased by one point to 82% for the fiscal year ended March 31, 2011. Average headcount in cost of service revenue was 115 and 105 for the years ended March 31, 2011 and 2010, respectively.

Gross profit. Our gross profit increased 12%, or $24.9 million. This increase is attributable to our increase in revenue of 12%, or $30.2 million, offset by a 9%, or $5.3 million, increase in cost of revenue. The net effect of the combined increases in revenue and cost of revenue on gross margin was a one point increase during the fiscal year ended March 31, 2011.

Operating Expenses

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2011		2010		Change	
		% of Revenue		% of Revenue	$	%
Research and development	$ 40,628	14%	$ 36,650	14%	$ 3,978	11%
Sales and marketing	105,271	36	99,059	38	6,212	6%
General and administrative	23,308	8	20,609	8	2,699	13%
Amortization of acquired intangible assets	1,907	1	2,057	1	(150)	(7)%
Total operating expenses	$171,114	59%	$158,375	61%	$12,739	8%

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 11%, or $4.0 million, increase in research and development expenses is primarily due to increases in incentive compensation and other employee related expenses due to increased headcount associated with continued investment in our service provider and enterprise offerings. In addition, there was a $408 thousand increase due to the capitalization of salaries associated with late stage software development during the fiscal year ended March 31, 2010. Average headcount in research and development was 257 and 238 for the fiscal years ended March 31, 2011 and 2010, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The 6%, or $6.2 million, increase in total sales and marketing expenses was primarily due to a $5.0 million increase in employee related expenses resulting from increased headcount tied to new sales territories, a $1.4 million increase in travel expenses tied to increased headcount, marketing events and sales meetings, a $778 thousand increase in recruiting fees, a $750 thousand increase in expenses related to the NetScout user conferences and other sales meetings, a $557 thousand increase in depreciation expense associated with demonstration units and a $195 thousand increase in rent. These were partially offset by a $2.5 million decrease in sales commissions. During the fiscal year ended March 31, 2010, sales commissions were larger due to the impact of unusually high early and multi-year renewal bookings for which expense is recognized when earned. Average headcount in sales and marketing was 312 and 297 for the fiscal years ended March 31, 2011 and 2010, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The 13%, or $2.7 million, increase in general and administrative expenses was primarily due to a $2.0 million increase in incentive compensation and other employee related expenses and a $1.6 million increase in professional services largely due to business development costs. These were partially offset by a $540 thousand decrease in allocated overhead costs due to lower facility costs and depreciation expense, as well as a $341 thousand decrease in consulting costs. Average headcount in general and administrative was 113 and 109 for the fiscal years ended March 31, 2011 and 2010, respectively.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2011		2010			
		% of Revenue		% of Revenue	$	%
Interest and other income (expense), net	$(1,772)	(1%)	$(2,832)	(1%)	$1,060	37%

The 37%, or $1.1 million, decrease in interest and other expense was primarily due to a $1.0 million decrease in interest expense due to a reduction in the interest rate and principal amounts outstanding associated with our debt. During the fiscal years ended March 31, 2011 and 2010, the average interest rates on our term loan were 2.750% and 3.453%, respectively. Interest income was relatively flat compared to the prior year.

Income Tax Expense

The annual effective tax rate for fiscal year 2011 is 33.8%, compared to an annual effective tax rate of 35.2% for fiscal year 2010. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of the domestic production activities deduction, differences in tax rates in foreign jurisdictions and federal and state tax credits. The difference in our effective tax rate compared to the prior year is primarily due to the reinstatement of the federal research and development credit and an increase in our domestic production activities deduction. The federal research and development credit was re-enacted on December 17, 2010 as part of "The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (H.R. 4853)". The impact of this law change was accounted for during the quarter ended December 31, 2010. This act retroactively extends the federal research and development credit to the beginning of calendar year 2010. We have recorded a rate reduction of approximately 1.4% to our annual effective tax rate for fiscal year 2011 attributed to this tax law change.

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2011		2010			
		% of Revenue		% of Revenue	$	%
Income tax expense	$19,028	7%	$15,154	6%	$3,874	26%

Net Income

Net income for the fiscal years ended March 31, 2011 and 2010 was as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2011		2010			
		% of Revenue		% of Revenue	$	%
Net income	$37,265	13%	$27,917	11%	$9,348	33%

The $9.3 million increase in net income during the fiscal year ended March 31, 2011 was largely attributable to the $24.9 million increase in total gross profit and a $1.0 million decrease in interest expense offset by a $12.7 million increase in operating expenses mainly due to increased employee related expenses and incentive compensation.

Comparison of Years Ended March 31, 2010 and March 31, 2009

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one direct customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2010 and 2009.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2010		2009		Change	
		% of Revenue		% of Revenue	$	%
Revenue:						
Product	$142,113	55%	$154,161	58%	$(12,048)	(8%)
Service	118,229	45	113,443	42	4,786	4%
Total revenue	$260,342	100%	$267,604	100%	$ (7,262)	(3%)

Product. The 8%, or $12.0 million, decrease in product revenue was primarily the result of decreased volume due to the impact of the global economic downturn on our customers' capital spending during the year ended March 31, 2010, which included a $22.0 million decline in our enterprise sector. This decline was partially offset by growth in our service provider sector of $9.5 million. While product bookings increased 11% over fiscal year 2009 we entered 2009 with significant backlog which allowed for higher revenue in fiscal year 2009 on lower bookings. Compared to fiscal year 2009, we realized an increase of approximately 30% in the average selling price per unit due to a shift in product mix towards our Infinistream product line and away from lower priced probes. We also generated $7.6 million of product revenue from our new lower capacity Infinistream product launched during the year. Product revenue recognized during the year ended March 31, 2009 reflected a $1.9 million purchase accounting adjustment that was made to reduce acquired deferred product revenue to fair value as a result of the Network General acquisition. The impact of purchase accounting adjustments was not material for fiscal year 2010. Product revenue as a percent of total revenue decreased three percentage points when compared to the year ended March 31, 2009.

Service. The 4%, or $4.8 million, increase in service revenue was due to the renewal of maintenance contracts associated with the acquired Network General business at full value, while deferred revenue acquired in November 2007 and subsequently recognized into revenue had been reduced to fair value as required under purchase accounting. This adjustment to service revenue was $8.6 million lower in fiscal year 2010 than it was in fiscal year 2009. This was offset by a $4.3 million decrease in maintenance revenue due to a portion of our customers not renewing their customer support agreements as well as NetScout ending support for some of our older product models. While our renewal rate had not changed significantly from prior periods, growth in product revenue and associated new maintenance typically offsets lost renewals. With an 8% decline in product revenue in fiscal year 2010 compared to fiscal year 2009, this offset did not occur at the same rate as in prior periods.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2010		2009		Change	
		% of Revenue		% of Revenue	$	%
Indirect	$159,379	61%	$158,195	59%	$ 1,184	1%
Direct	100,963	39	109,409	41	(8,446)	(8%)
Total revenue	$260,342	100%	$267,604	100%	$(7,262)	(3%)

The 1%, or $1.2 million, increase in indirect channel revenue was the result of a 4% growth in international revenue. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. The 8%, or $8.4 million, decrease in direct channel revenue and change in sales mix between direct and indirect was primarily the result of lower revenue in the United States due to the decline in volume with our larger direct financial services and enterprise customers.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2010		2009		Change	
		% of Revenue		% of Revenue	$	%
United States	$189,517	73%	$199,737	75%	$(10,220)	(5%)
International:						
Europe	35,072	14	37,618	14	(2,546)	(7%)
Asia	13,694	5	12,973	5	721	6%
Rest of the world	22,059	8	17,276	6	4,783	28%
Subtotal international	70,825	27	67,867	25	2,958	4%
Total revenue	$260,342	100%	$267,604	100%	$ (7,262)	(3%)

United States revenues declined 5%, or $10.2 million, due to the impact of the global economic downturn on capital spending for our enterprise and financial services customers, however, we saw the beginnings of a return to health in the financial services sector and strong growth in the service provider sector. However, core enterprise spending and resulting revenue continued to lag as we saw these customers remaining cautious on significant IT spending. The 7%, or $2.5 million, decrease in revenue in Europe was a result of decreased revenue from the northern European region. The 28%, or $4.8 million, increase in revenue from the Rest of the World was primarily due to further market penetration in this region from our service provider and enterprise sectors. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. In accordance with United States export control regulations we do not sell or do business with countries subject to economic sanctions and export controls.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, media duplication, manuals, packaging materials, overhead and amortization of capitalized software and developed product technology. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2010		2009		Change	
		% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 35,564	14%	$ 43,315	16%	$(7,751)	(18%)
Service International:	20,500	8	20,824	8	(324)	(2%)
Total cost of revenue	$ 56,064	22%	$ 64,139	24%	$(8,075)	(13%)
Gross profit:						
Product $	$106,549	41%	$110,846	41%	(4,297)	(4%)
Product gross profit %	75%		72%		3%	
Service $	97,729	38%	92,619	35%	5,110	6%
Service gross profit %	83%		82%		1%	
Total gross profit $	$204,278		$203,465		$ 813	— %
Total gross profit %	78%		76%		2%	

Product. The 18%, or $7.8 million, decrease in cost of product revenue was due to the 8%, or $12.0 million decline in product revenue for the years ended March 31, 2010 when compared to March 31, 2009 as well as improved gross profit percentage. The product gross profit percentage increased by three percentage points from 72% to 75% for the year ended March 31, 2010. This increase was primarily due to favorable product mix, with a shift towards higher margin products, such as 10G Infinistream and software. In addition, there was a decrease in the indirect manufacturing costs largely due to lower incentive compensation as well as lower product component costs. Average headcount in cost of product was 27 for both years ended March 31, 2010 and 2009.

Service. The 2%, or $324 thousand, decrease in cost of service revenue was primarily due to a $232 thousand reduction in integration costs associated with the acquisition of Network General, a $294 thousand decrease in travel in our support and consulting groups and a $198 thousand decrease in employee compensation. These costs were partially offset by higher allocations due to increased headcount. The 6%, or $5.1 million, increase in service gross profit corresponds with the 4%, or $4.8 million, increase in service revenue, as well as additional operating leverage from the reduced direct expenses. Average headcount in cost of service was 105 and 99 for the years ended March 31, 2010 and 2009, respectively.

Gross profit. Despite the decrease in revenue of 3%, or $7.3 million, our gross profit increased $813 thousand due to a two point increase in gross profit percentage from 76% to 78%. This increase in gross profit percentage was primarily attributable to favorable product mix towards higher margin hardware platforms and a larger percentage of higher margin service revenue.

Operating Expenses

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2010		2009		Change	
		% of Revenue		% of Revenue	$	%
Research and development	$ 36,650	14%	$ 40,189	15%	$(3,539)	(9%)
Sales and marketing	99,059	38	98,818	37	241	— %
General and administrative	20,609	8	26,118	10	(5,509)	(21%)
Amortization of acquired intangible assets	2,057	1	1,962	—	95	5%
Total operating expenses	$158,375	61%	$167,087	62%	$(8,712)	(5%)

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 9%, or $3.5 million, decrease in research and development expenses was primarily due to a $2.7 million decrease in incentive compensation and other employee related expenses, a $408 thousand decrease due to the capitalization of salaries associated with late stage software development, a $328 thousand reduction in integration costs associated with the acquisition of Network General and a $226 thousand decrease in travel expenses. Average headcount in research and development was 238 and 244 for the fiscal years ended March 31, 2010 and 2009, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The $241 thousand increase in total sales and marketing expenses was primarily due to $1.3 million in increased sales commissions as well as a $965 thousand increase in other employee related expenses. Despite the decline in revenue, commissions increased due to incremental special incentive programs and commission expense on increased service bookings, including maintenance renewals for which some revenue will be recognized in future periods. These were partially offset by a $501 thousand decrease in travel expenses, a $422 thousand decrease in expenses related to the NetScout user conference, a $366 thousand decrease in allocated overhead costs such as lower internal IT spending, a $378 thousand decrease in integration expenses as a result of the Network General acquisition, a $242 thousand decrease in rent and other office expenses as well a $176 thousand reduction in sales meeting expenses. Average headcount in sales and marketing was 297 and 303 for the fiscal years ended March 31, 2010 and 2009, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The 21%, or $5.5 million, decrease in general and administrative expenses was due to a $2.6 million decrease in professional fees, a $1.7 million decrease in incentive compensation, a decrease of $782 thousand relating to Network General integration and acquisition related expenses and a $612 thousand decrease in bad debt expense. The decrease in professional fees was primarily due to the settlement of litigation in the prior year, as well as savings from entity consolidation and other cost reduction initiatives. Average headcount in general and administrative was 109 for both fiscal years ended March 31, 2010 and 2009.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

The $95 thousand increase in amortization of acquired intangible assets was due to the write off of a net beneficial lease due to the closure of an office acquired in the acquisition of Network General in November 2007.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2010		2009			
		% of Revenue		% of Revenue	$	%
Interest and other income (expense), net	$(2,832)	(1%)	$(5,337)	(2%)	$2,505	(47%)

The 47%, or $2.5 million, change in interest and other income (expense), net was primarily due to a $2.8 million decrease in interest expense due to a reduction in the interest rate as well as a reduction of approximately $13 million on the outstanding principal of our debt due to scheduled debt repayments. During the years ended March 31, 2010 and 2009, the average interest rates on our outstanding debt were 3.45% and 5.94%, respectively. Additionally, the change was affected by a $1.1 million decrease in foreign currency transaction expense due to a reduction in the settlement of transactions, such as the collection of accounts receivable or the payment of liabilities related to our international locations, which were denominated in currencies other than the U.S. dollar. These decreases to interest and other income (expense) were partially offset by a $1.4 million decrease in interest income due to a decrease in market interest rates received on investments as well as a $61 thousand loss on the disposal of assets.

Income Tax Expense

The annual effective tax rate for fiscal year 2010 was 35.2%, compared to an annual effective tax rate of 35.4% for fiscal year 2009. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of tax exempt interest income, differences in tax rates in foreign jurisdictions and federal and state tax credits. The difference in our effective tax rate compared to the prior year was primarily due to a decrease in tax exempt interest income, an increase in qualified production activities deduction and the impact of the expiration of the federal research and development credit as of December 31, 2009.

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2010		2009			
		% of Revenue		% of Revenue	$	%
Income tax expense	$15,154	6%	$10,993	4%	$4,161	38%

Net Income

Net income for the fiscal years ended March 31, 2010 and 2009 was as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)				Change	
	2010		2009			
		% of Revenue		% of Revenue	$	%
Net income	$27,917	11%	$20,048	7%	$7,869	39%

The $7.9 million increase in net income during the fiscal year ended March 31, 2010 was largely attributable to the $8.7 million decrease in operating expenses mainly due to decreased employee related expenses and incentive compensation, a $2.5 million decrease in interest and other income (expense) and an $813 thousand increase in total product and service gross profit.

Contractual Obligations

As of March 31, 2011, we had the following contractual obligations:

Payment due by period (Dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short and long-term debt obligations(1)	$ 70,636	$16,588	$54,048	$ —	$ —
Unconditional purchase obligations	11,839	11,839	—	—	—
Operating lease obligations(2)	37,612	3,981	7,022	6,836	19,773
Retirement obligations	3,780	318	2,217	528	717
Total contractual obligations	$123,867	$32,726	$63,287	$7,364	$20,490

As of March 31, 2011, the total amount of net unrecognized tax benefits for uncertain tax positions and the accrual for the related interest was $383 thousand. We are unable to make a reliable estimate when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain. We have also excluded long-term deferred revenue of $14.7 million as such amounts will be recognized as services are provided.

(1) Includes estimated future interest at an interest rate of 2.500% for our outstanding term loan at March 31, 2011.

(2) We lease facilities and certain equipment under operating lease agreements extending through September 2023 for a total of $37.6 million.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Warranty and Indemnification

We warrant that our software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. Additionally, this warranty is subject to various exclusions which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout; customers' failure to follow our installation, operation or maintenance instructions; and events outside of our reasonable control. We also warrant that all support services will be performed in a good and workmanlike manner. We believe that our product and support service warranties are consistent with commonly accepted industry standards. No warranty cost information is presented and no warranty costs are accrued since service revenue associated with warranty is deferred at the time of sale and recognized ratably over the warranty period.

Contracts that we enter into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, we may agree to defend third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. patent and/or European Union (EU), or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU, and/or other selected countries' trademark or intellectual property rights. Moreover, this indemnity may require us to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for reasonable attorney's fees incurred by them from the lawsuit.

We may also agree from time to time to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate us to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

We have agreed to indemnify our directors and officers and our subsidiaries' directors and officers if they are made a party or are threatened to be made a party to any proceeding (other than an action by or in the right of NetScout) by reason of the fact that the indemnified are an agent of NetScout or by reason of anything done or not done by them in any such capacity. The indemnity is for any and all expenses and liabilities of any type (including but not limited to, judgments, fines and amounts paid in settlement) reasonably incurred by the directors or officers in connection with the investigation, defense, settlement or appeal of such proceeding, provided they acted in good faith.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities consist of the following (in thousands):

	As of March 31,		
	2011	2010	2009
Cash and cash equivalents	$ 67,168	$ 63,322	$ 82,222
Short-term marketable securities	133,430	69,875	24,162
Long-term marketable securities	27,880	37,354	29,528
Cash, cash equivalents and marketable securities	$228,478	$170,551	$135,912

At March 31, 2011, we had a revolving credit facility with a syndicate of lenders led by KeyBank National Association (KeyBank) which allows us to borrow up to $10 million for working capital purposes and to obtain letters of credit subject to a sublimit. Amounts outstanding under the facility bear interest at a floating interest rate dependent upon, at our election, LIBOR or KeyBank's prime rate, in each case plus a margin, and are collateralized by substantially all of our assets. Under the agreement, we are required to comply with certain financial covenants which require that we maintain minimum certain amounts of liquidity, the most restrictive of which are a minimum fixed charge coverage ratio of no less than 1.25 to 1.00 and a maximum leverage ratio of less than 3.00 to 1.00. As of March 31, 2011, we were in compliance with such covenants. As of March 31, 2011, no amounts were outstanding under the revolving credit facility.

Cash, cash equivalents, and marketable securities increased by $57.9 million from March 31, 2010 to March 31, 2011. While cash and cash equivalents increased by $3.8 million, short and long-term marketable securities increased in total by $54.1 million. These increases were the result of cash flow from operations.

Our long-term marketable securities include investments in auction rate securities. Beginning in February 2008 and continuing through March 31, 2011, auctions have failed resulting in a lack of short-term liquidity for these securities, which has caused us to classify $17.5 million as long-term on our consolidated balance sheet. The remaining $4.0 million was reported as short-term reflecting the redemption of one of our holdings at par value on April 20, 2011. As of March 31, 2011, our auction rate securities consisted of four positions issued by municipal agencies with a total par value of $23.8 million and a current estimated market value totaling $21.5 million. The auction rate securities held by NetScout at March 31, 2011 have maturity dates ranging from December 2032 through June 2038. As of March 31, 2011, the portion of these securities reported as long-term were all AAA rated. These securities are collateralized by student loans with underlying support by the federal government through the FFELP and by monoline insurance companies. We have the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs. The fair value of these securities has been estimated by management based on the assumptions disclosed in the notes to our consolidated financial statements. In addition, subsequent to our fiscal year ended March 31, 2011 a total of $4.0 million of auction rate securities were redeemed at par value, providing liquidity for a portion of these securities. We will continue to analyze our auction rate securities each reporting period for impairment, and we may be required to record an impairment charge in the consolidated statement of operations if the decline in fair value is determined to be other-than-temporary. The estimated fair value of our auction rate securities could change significantly based on market and economic conditions, including changes in market rates, the estimated timing until a liquidity event, the discount factor associated with illiquidity and the credit ratings of our securities. There is no assurance as to when liquidity will return to this investment class, and therefore, we continue to monitor and evaluate these securities. Based on our expected operating cash flows, and our other sources of cash, we do not expect the lack of liquidity in these investments to affect our ability to execute our current business plan.

Cash and cash equivalents were impacted by the following:

	Year Ending March 31, (Dollars in Thousands)		
	2011	2010	2009
Net cash provided by operating activities	$ 68,537	$ 47,224	$ 44,396
Net cash used in investing activities	$(61,312)	$(61,075)	$(17,843)
Net cash used in financing activities	$ (3,379)	$ (5,049)	$ (1,315)

Net cash provided by operating activities.

Net cash provided by operating activities amounted to $68.5 million during the fiscal year ended March 31, 2011. The primary sources of operating cash flow in the fiscal year ended March 31, 2011 included net income of $37.3 million, adjusted to exclude the effects of non-cash items of $23.9 million, including depreciation and amortization, share-based compensation expense, deferred income taxes and loss on disposal of fixed assets, a $3.4 million increase in accrued compensation resulting from an increase in non-sales incentive compensation and a $2.8 million decrease in accounts receivable resulting from decreased billings. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash provided by operating activities amounted to $47.2 million during the fiscal year ended March 31, 2010. The primary sources of operating cash flow in the fiscal year ended March 31, 2010 included net income of $27.9 million, adjusted to exclude the effects of non-cash items of $25.6 million, including depreciation and amortization, share-based compensation expense, deferred income taxes, inventory write-downs and loss on disposal of fixed assets, a $22.3 million increase in deferred revenue resulting from increased billings and a $5.7 million increase in prepaid income taxes, offset by a $25.7 million increase in accounts receivable resulting from increased billings, a $4.0 million decrease in accrued compensation and other expense primarily due to a decrease in non-sales incentive compensation based on Company underperformance in the year ended March 31, 2010. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash provided by operating activities amounted to $44.4 million during the fiscal year ended March 31, 2009. The primary sources of operating cash flow in the fiscal year ended March 31, 2009 included net income of $20.0 million, adjusted to exclude the effects of non-cash items of $23.8 million, including depreciation and amortization, share-based compensation expense, deferred income taxes and inventory write-downs, an $8.6 million decrease in prepaid expenses and other current assets mainly due to discontinuance of outsourcing the Network General inventory and a $4.9 million decrease in inventories, offset by a $7.8 million increase in accounts receivable resulting from increased revenue and billing and the timing of cash collections and shipments. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash used in investing activities.

For the fiscal years ended March 31, 2011, 2010 and 2009, cash used in investing activities reflects the purchase of marketable securities of $153.9 million, $92.9 million and $30.3 million, respectively, offset by the proceeds from maturities and sales of marketable securities due to cash management activities of $101.4 million, $39.1 million and $17.4 million, respectively. The fiscal year ended March 31, 2010 includes $408 thousand in capitalized software development costs. Cash used in investing activities also includes capital expenditures. Capital expenditures for fixed assets of $8.8 million, $6.8 million and $5.0 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, represent an investment in our infrastructure as we prepared for future growth. We anticipate that our investment in our infrastructure will grow in future quarters.

Net cash used in financing activities.

Net cash used in financing activities was $3.4 million during the fiscal year ended March 31, 2011. The primary outflow was due to the repayment of $11.3 million of our long-term debt with KeyBank and $367 thousand for the net issuance of common stock under stock plans, offset by an $8.2 million tax benefit from stock options exercised.

Net cash used in financing activities was $5.0 million during the fiscal year ended March 31, 2010. The primary outflow was due to the repayment of $13.1 million of our long-term debt with KeyBank which included a $3.1 million excess cash flow payment, offset by $3.0 million for the net issuance of common stock under stock plans and a tax benefit from stock options exercised of $5.1 million.

Net cash used in financing activities was $1.3 million during the fiscal year ended March 31, 2009. The primary outflow was due to the repayment of $6.3 million of our long-term debt with KeyBank, offset by proceeds from the exercise of stock options in the amount of $4.6 million and a tax benefit from stock options exercised of $362 thousand.

Liquidity

We believe that our cash balances, short-term marketable securities classified as available-for-sale and future cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and scheduled principal and interest payments on our debt for at least the next 12 months. If demand for our product were to decrease substantially, our ability to generate cash flow sufficient for our short-term working capital and expenditure needs could be materially impacted.

Additionally, a portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies such as our acquisition of Network General. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders. In the fourth quarter of our fiscal year 2011, we announced the acquisition of Psytechnics, Ltd. The acquisition closed on April 1, 2011.

Recent Accounting Standards

We have reviewed and considered all recent accounting pronouncements and believe there are none that could potentially have a material impact on our financial condition, results of operations or disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our primary market risk exposures are in the areas of illiquidity of auction rate securities, interest rate risk and foreign currency exchange rate risk. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material impact on the value of our cash equivalents and marketable securities. Our long-term marketable securities, which consist primarily of auction rate securities, are stated at fair value based on risk adjusted discounted cash flow calculations. Prior to February 2008, these securities typically were stated at par value. While we continue to earn interest on auction rate securities at the maximum contractual rate, these securities are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, par value no longer approximates the estimated fair value of auction rate securities. As a result of their illiquidity, we have recorded a temporary impairment at March 31, 2011 against the carrying value of our auction rate securities. For more information on auction rate securities, refer to Note 3.

Credit Risk. Our cash equivalents and marketable securities consist primarily of money market instruments, U.S. Treasury bills, certificates of deposit, commercial paper, corporate bonds, municipal obligations and student loan backed auction rate securities.

At March 31, 2011 and periodically throughout the year, we have maintained cash balances in various operating accounts in excess of federally insured limits. We limit the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which we invest.

Interest Rate Risk. We are exposed to market risks related to fluctuations in interest rates related to our term loan. As of March 31, 2011, we owed $68.1 million on this loan with an interest rate of 2.500% effective March 31, 2011 through September 30, 2011, the next LIBOR reset date. A sensitivity analysis was performed on the outstanding portion of our debt obligation as of March 31, 2011. Should the current weighted average interest rate increase or decrease by 10%, the resulting annual increase or decrease to interest expense would be approximately $156 thousand as of March 31, 2011. When a sensitivity analysis was performed at March 31, 2010, the resulting annual increase or decrease to interest expense was $203 thousand.

Foreign Currency Exchange Risk. As a result of our foreign operations, we face exposure to movements in foreign currency exchange rates, primarily the Euro, British Pound, Canadian Dollar and Indian Rupee. The current exposures arise primarily from expenses denominated in foreign currencies. NetScout currently engages in foreign currency hedging activities in order to limit these exposures. We do not use derivative financial instruments for speculative trading purposes.

As of March 31, 2011, we had foreign currency forward contracts with notional amounts totaling $10.9 million. The valuation of outstanding foreign currency forward contracts at March 31, 2011 resulted in a liability balance of $92 thousand, reflecting unfavorable contract rates in comparison to current market rates at this date and an asset balance of $158 thousand reflecting favorable rates in comparison to current market rates. As of March 31, 2010, we had foreign currency forward contracts with notional amounts totaling $9.4 million. The valuation of outstanding foreign currency forward contracts at March 31, 2010 resulted in a liability balance of $359 thousand, reflecting unfavorable contract rates in comparison to current market rates at this date and an asset balance of $94 thousand reflecting favorable rates in comparison to current market rates.

Item 8. Financial Statements and Supplementary Data

NetScout's Consolidated Financial Statements and Schedule and Report of Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2011, NetScout, under the supervision and with the participation of our management, including the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2011, our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, we concluded that our internal control over financial reporting was effective as of March 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of March 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein at F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is included under the captions "Directors and Executive Officers," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "The Board of Directors and its Committees" and "Corporate Governance" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is included under the caption "Compensation and Other Information Concerning Executive Officers" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is included, as applicable, under the captions "Director Independence," "Employment and Other Agreements" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is included under the captions "Auditors Fees and Services" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) 1. Consolidated Financial Statements.

2. Financial Statement Schedule.

No other financial statement schedules have been included because they are either not applicable or the information is in the consolidated financial statements.

3. List of Exhibits.

We hereby file as part of, or incorporate by reference into, this Annual Report on Form 10-K the exhibits listed on the index to exhibits immediately following the financial statements.

(b) We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c) We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /s/ Anil K. Singhal

Anil K. Singhal
President, Chief Executive Officer, and Chairman

Date: May 27, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ Anil K. Singhal **Anil K. Singhal**	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	May 27, 2011
/s/ David P. Sommers **David P. Sommers**	Senior Vice President, General Operations and Chief Financial Officer (Principal Financial Officer)	May 27, 2011
/s/ Jean Bua **Jean Bua**	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 27, 2011
/s/ Victor A. DeMarines **Victor A. DeMarines**	Director	May 27, 2011
/s/ John R. Egan **John R. Egan**	Director	May 27, 2011
/s/ Joseph G. Hadzima, Jr. **Joseph G. Hadzima, Jr**	Director	May 27, 2011
/s/ Stuart McGuigan **Stuart McGuigan**	Director	May 27, 2011
/s/ Vincent J. Mullarkey **Vincent J. Mullarkey**	Director	May 27, 2011
/s/ Stephen Pearse **Stephen Pearse**	Director	May 27, 2011

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NetScout Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a)(1) present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
May 27, 2011

NetScout Systems, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2011	March 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 67,168	$ 63,322
Marketable securities	133,430	69,875
Accounts receivable, net of allowance for doubtful accounts of $346 and $427 at March 31, 2011 and 2010, respectively	62,801	65,556
Inventories	8,925	9,181
Prepaid income taxes	3,205	2,730
Deferred income taxes	3,383	2,698
Prepaid expenses and other current assets	4,814	5,422
Total current assets	283,726	218,784
Fixed assets, net	13,467	12,773
Goodwill	128,177	128,177
Acquired intangible assets, net	47,686	53,573
Deferred income taxes	25,167	30,062
Long-term marketable securities	27,880	37,354
Other assets	1,467	1,878
Total assets	$527,570	$482,601
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,709	$ 7,307
Accrued compensation	21,854	19,806
Accrued other	4,786	5,051
Current portion of long-term debt	15,000	11,250
Deferred revenue	85,241	84,196
Total current liabilities	136,590	127,610
Other long-term liabilities	1,721	551
Accrued long-term retirement benefits	1,859	1,645
Long-term deferred revenue	14,735	17,846
Long-term debt, net of current portion	53,106	68,106
Total liabilities	208,011	215,758
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2011 and 2010	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 47,441,879 and 46,490,166 shares issued and 42,557,319 and 41,769,680 shares outstanding at March 31, 2011 and 2010, respectively	47	46
Additional paid-in capital	227,201	209,146
Accumulated other comprehensive loss	(676)	(1,817)
Treasury stock at cost, 4,884,658 and 4,720,584 shares at March 31, 2011 and 2010, respectively	(35,437)	(31,691)
Retained earnings	128,424	91,159
Total stockholders' equity	319,559	266,843
Total liabilities and stockholders' equity	$527,570	$482,601

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended March 31,		
	2011	2010	2009
Revenue:			
Product	$159,948	$142,113	$154,161
Service	130,592	118,229	113,443
Total revenue	290,540	260,342	267,604
Cost of revenue:			
Product	38,175	35,564	43,315
Service	23,186	20,500	20,824
Total cost of revenue	61,361	56,064	64,139
Gross profit	229,179	204,278	203,465
Operating expenses:			
Research and development	40,628	36,650	40,189
Sales and marketing	105,271	99,059	98,818
General and administrative	23,308	20,609	26,118
Amortization of acquired intangible assets	1,907	2,057	1,962
Total operating expenses	171,114	158,375	167,087
Income from operations	58,065	45,903	36,378
Interest and other income (expense):			
Interest income	672	644	2,031
Interest expense	(2,452)	(3,464)	(6,287)
Other (income) expense, net	8	(12)	(1,081)
Total interest and other income (expense), net	(1,772)	(2,832)	(5,337)
Income before income tax expense	56,293	43,071	31,041
Income tax expense	19,028	15,154	10,993
Net income	$ 37,265	$ 27,917	$ 20,048
Basic net income per share	$ 0.89	$ 0.69	$ 0.51
Diluted net income per share	$ 0.87	$ 0.67	$ 0.49
Weighted average common shares outstanding used in computing:			
Net income per share—basic	42,059	40,691	39,351
Net income per share—diluted	42,973	41,915	40,925

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands, except share data)

	Common stock Voting		Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury stock		Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Par Value			Shares	Stated Value			
Balance, March 31, 2008	43,370,802	43	182,789	246	4,532,017	(28,939)	43,194	197,333	
Net Income							20,048	20,048	$20,048
Unrealized investment losses, net of tax of $1,394				(1,707)				(1,707)	(1,707)
Comprehensive income									$18,341
Issuance of common stock pursuant to exercise of options	819,580	2	4,571					4,573	
Issuance of common stock pursuant to vesting of restricted stock units	621,347	—						—	
Stock-based compensation expense for stock options granted to employees			141					141	
Stock-based compensation expense for restricted stock units granted to employees			4,981					4,981	
Tax benefits of disqualifying dispositions of incentive stock options			362					362	
Balance, March 31, 2009	44,811,729	45	192,844	(1,461)	4,532,017	(28,939)	63,242	225,731	
Net Income							27,917	27,917	$27,917
Unrealized investment losses, net of tax of $112				(196)				(196)	(196)
Unrealized losses on derivative financial instruments, net of tax of $100				(160)				(160)	(160)
Comprehensive income									$27,561
Issuance of common stock pursuant to exercise of options	1,026,771	1	5,790					5,791	
Issuance of common stock pursuant to vesting of restricted stock units and repurchase of common stock for net settlements	651,666	—			188,567	(2,752)		(2,752)	
Stock-based compensation expense for stock options granted to employees			10					10	
Stock-based compensation expense for restricted stock units granted to employees			5,446					5,446	
Tax benefits of disqualifying dispositions of incentive stock options			5,056					5,056	
Balance, March 31, 2010	46,490,166	$ 46	$209,146	$(1,817)	4,720,584	$(31,691)	$ 91,159	$266,843	
Net Income							37,265	37,265	$37,265
Unrealized investment gains, net of tax of $(623)				936				936	936
Unrealized gains on derivative financial instruments, net of tax of $(128)				205				205	205
Comprehensive income									$38,406
Issuance of common stock pursuant to exercise of options	450,432	1	3,378					3,379	
Issuance of common stock pursuant to vesting of restricted stock units and repurchase of common stock for net settlements	501,281	—			164,074	(3,746)		(3,746)	
Stock-based compensation expense for restricted stock units granted to employees			6,439					6,439	
Tax benefits of disqualifying dispositions of incentive stock options			8,238					8,238	
Balance, March 31, 2011	47,441,879	$ 47	$227,201	$ (676)	4,884,658	$(35,437)	$128,424	$319,559	

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 37,265	$ 27,917	$ 20,048
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	13,877	14,357	13,805
Loss on disposal of fixed assets	127	258	8
Share-based compensation expense associated with equity awards	6,439	5,456	5,122
Deferred income taxes	3,459	5,189	8,225
Changes in assets and liabilities			
Accounts receivable	2,755	(25,729)	(7,779)
Inventories	256	(1,862)	5,233
Prepaid income taxes	(475)	5,659	(3,353)
Prepaid expenses and other current assets	621	(380)	8,640
Other assets	258	(25)	798
Accounts payable	2,583	(238)	(2,822)
Accrued compensation and other expenses	3,438	(3,966)	(2,897)
Income taxes payable	—	(1,702)	637
Deferred revenue	(2,066)	22,290	(1,269)
Net cash provided by operating activities	68,537	47,224	44,396
Cash flows from investing activities:			
Purchase of marketable securities	(153,903)	(92,919)	(30,326)
Proceeds from maturity of marketable securities	101,430	39,064	17,449
Purchase of fixed assets	(8,839)	(6,812)	(4,966)
Capitalized software development costs	—	(408)	—
Net cash used in investing activities	(61,312)	(61,075)	(17,843)
Cash flows from financing activities:			
Issuance of common stock under stock plans	(367)	3,039	4,573
Repayment of long-term debt	(11,250)	(13,144)	(6,250)
Excess tax benefit from stock options exercised	8,238	5,056	362
Net cash used in financing activities	(3,379)	(5,049)	(1,315)
Effect of exchange rate changes on cash and cash equivalants	—	—	282
Net increase (decrease) in cash and cash equivalents	3,846	(18,900)	25,520
Cash and cash equivalents, beginning of year	63,322	82,222	56,702
Cash and cash equivalents, end of year	$ 67,168	$ 63,322	$ 82,222
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,079	$ 3,063	$ 5,878
Cash paid for income taxes	$ 7,846	$ 2,897	$ 4,859
Non-cash transactions:			
Additions to property, plant and equipment included in accounts payable	$ 979	$ 1,160	$ —

The accompanyin notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

NetScout Systems, Inc., or NetScout or the Company, designs, develops, manufactures, markets, sells and supports market leading unified service delivery management, service assurance and application and network performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex IP based service delivery environments. NetScout manufactures and markets these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. NetScout has a single operating segment and substantially all of its identifiable assets are located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, valuation of inventories, valuation of goodwill and acquired intangible assets, capitalization of software development costs, derivative financial instruments, purchased software and internal use software, share-based compensation and income taxes. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash and Cash Equivalents and Marketable Securities

Under current authoritative guidance, NetScout has classified its investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities.

At March 31, 2011 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure by investing only with credit worthy institutions.

Revenue Recognition

In October 2009, the FASB amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

(i) provide updated guidance on how the deliverables in a multiple deliverable arrangement should be separated, and how the consideration should be allocated;

2. Summary of Significant Accounting Policies (Continued)

(ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price or third-party evidence of selling price; and

(iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance at the beginning of its first quarter of fiscal year 2011 on a prospective basis for applicable transactions originating or materially modified after April 1, 2010. The adoption of this guidance did not have a material impact on its financial position or results of operations for the fiscal year ended March 31, 2011. The following reflects our updated policy for revenue recognition.

Product revenue consists of sales of NetScout's hardware products (which include embedded software that works together with the hardware to deliver the product's essential functionality), licensing of its software products, and sale of hardware bundled with a software license. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because many of NetScout's solutions are comprised of both hardware and more than incidental software components, the Company recognizes revenue in accordance with authoritative guidance on both hardware and software revenue recognition.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

Multi-element arrangements are concurrent customer purchases of a combination of NetScout's product and service offerings that may be delivered at various points in time. For multi-element arrangements comprised only of hardware products and related services, the Company allocates the total transaction revenue to the multiple elements based on each element's relative fair value compared to the total fair value of all the elements. Each element's relative fair value is based on management's best estimate of selling price paid by customers based on the element's historical pricing. The Company reviews the sales of all products and services quarterly and updates, when appropriate, its best estimate of selling price for each element to ensure that it reflects recent pricing experience.

For multi-element arrangements comprised only of software products and related services, the Company allocates a portion of the total purchase price to the undelivered elements, primarily support agreements and training, using vendor-specific objective evidence, or VSOE, of fair value for the undelivered elements. The remaining portion of the total transaction value is allocated to the delivered software, referred to as the residual method. VSOE of fair value of the undelivered elements is based on the price customers pay when the element is sold separately. The Company reviews the separate sales of the undelivered elements on a quarterly basis and updates, when appropriate, its VSOE of fair value for such elements to ensure that it reflects recent pricing experience.

For multi-element arrangements comprised of a combination of hardware and software elements, the total transaction value is bifurcated between the hardware elements and the software elements based on the relative

2. Summary of Significant Accounting Policies (Continued)

selling prices of the hardware elements and the software elements as a group. Then, revenue for the hardware and hardware-related services is recognized following the hardware revenue recognition methodology outlined above and revenue for the software and software-related services is recognized following the residual method.

Commission Expense

The Company recognizes commission expense related to the renewal of maintenance contracts at the time an order is booked. As a result, commission expense can be recognized in full even though the related revenue may not be fully recognized. Commission expense on product revenue and corresponding new maintenance contracts is recognized in the same period as related product revenue, typically upon shipment.

Uncollected Deferred Product Revenue

Because of NetScout's revenue recognition policies, there are circumstances for which the Company does not recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. While the receivable represents an enforceable obligation, for balance sheet presentation purposes, NetScout has not recognized the deferred revenue or the related account receivable and no amounts appear in the consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $183 thousand and $2.0 million at March 31, 2011 and 2010, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments, which include: cash, cash equivalents, accounts receivable and accounts payable, are stated at cost, plus accrued interest where applicable, which approximates fair value. Long-term marketable securities include auction rate securities, which are currently illiquid, corporate bonds and U.S. government and municipal obligations. Auction rate securities are stated at fair value based on discounted cash flow calculations. At March 31, 2010, long-term marketable securities also included certificates of deposit.

At March 31, 2011 and 2010, one customer accounted for approximately 13% and 12% of the accounts receivable balance, respectively. No one direct customer or indirect channel partner accounted for more than 10% of total revenue during the fiscal years ended March 31, 2011, 2010 and 2009. Historically, the Company has not experienced any significant non-performance by its customers nor does the Company anticipate non-performance by its customers in the future; accordingly, the Company does not require collateral.

Trade Receivable Valuations

Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out(FIFO) method.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or anticipated useful life of the improvement. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

Valuation of Goodwill and Acquired Intangible Assets

NetScout amortizes acquired intangible assets over their estimated useful lives on a straight-line basis, except for an acquired tradename which has an indefinite life and thus, is not amortized. NetScout considered the economic consumption method for amortizing acquired intangible assets and determined that the straight-line method was preferable given the amount of subjectivity involved in projecting the timing of cash flows related to the acquired intangibles. The Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The carrying value of the indefinite lived tradename is evaluated for potential impairment on an annual basis. At March 31, 2011, NetScout determined that there had been no impairment of acquired intangible assets or indefinite lived intangible assets.

NetScout assesses goodwill for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. At March 31, 2011 and 2010, NetScout determined that there had been no impairment of goodwill.

Capitalized Software Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter until the related software products are available for first customer shipment.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Derivative Financial Instruments

Under authoritative guidance for derivative instruments and hedging activities, all hedging activities must be documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash flows in order for the derivative to qualify for hedge accounting. Under the guidance, if an instrument qualifies for hedge accounting, the changes in the fair value each period for open contracts, measured as of the end of the period, are recorded to other comprehensive income. Otherwise, changes in the fair value are recorded in earnings each period. Management must perform initial and ongoing tests in order to qualify for hedge accounting. In accordance with the guidance, the Company accounts for its instruments under hedge accounting. The effectiveness and a measurement of ineffectiveness of qualifying hedge contracts is assessed by the Company quarterly. The Company records the fair value of its derivatives in other current assets and other

2. Summary of Significant Accounting Policies (Continued)

current liabilities. The effective portion of gains or losses resulting from changes in the fair value of qualifying hedges are recorded in other comprehensive income (loss) until the forecasted transaction occurs, with any ineffective portion classified directly to the Company's consolidated statement of operations based on the expense categories of the items being hedged. When forecasted transactions occur, unrealized gains or losses associated with the effective portion of the hedge are reclassified to the respective expense categories in the Company's consolidated statement of operations. Gains or losses related to hedging activity are included as operating activities in the Company's consolidated statement of cash flows. If the underlying forecasted transactions do not occur, or it becomes probable that they will not occur, the gain or loss on the related cash flow hedge is recognized immediately in earnings.

Share-based Compensation

NetScout recognizes compensation expense for all share-based payments granted. Under the fair value recognition provisions, share-based compensation is calculated net of an estimated forfeiture rate and compensation cost is only recognized for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Foreign Currency

NetScout accounts for its reporting of foreign operations in accordance with guidance which establishes guidelines for the determination of the functional currency of foreign subsidiaries. NetScout's foreign subsidiaries are an extension of NetScout's U.S. operations. All revenue transactions are generated out of the Company's U.S. headquarters in U.S. dollars. In accordance with the guidance, NetScout has determined its functional currency for its foreign subsidiaries to be the U.S. dollar. Foreign subsidiary expenses that are denominated in a currency other than the functional currency are translated at the foreign exchange rate in effect at the time the transaction is recorded. The net gains (losses) from foreign currency translations were immaterial for the years ended March 31, 2011, 2010 and 2009, respectively.

NetScout will experience currency exchange risk with respect to those foreign currency denominated expenses. In order to partially offset the risks associated with the effects of certain foreign currency exposures, NetScout has established a program that utilizes foreign currency forward contracts. Under this program, increases or decreases in foreign currency exposures are partially offset by gains or losses on forward contracts, to mitigate the impact of foreign currency transaction gains or losses. The Company does not use forward contracts to engage in currency speculation. All outstanding foreign currency forward contracts are recorded at fair value at the end of each fiscal period.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was $175 thousand, $201 thousand and $366 thousand for the years ended March 31, 2011, 2010 and 2009, respectively.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) typically consists of unrealized gains and losses on marketable securities and restricted investments, unrealized gain (loss) on hedge contracts and foreign currency translation adjustments.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

NetScout accounts for its income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as the effect of any net operating loss and tax credit carryforwards. Income tax expense is comprised of the current tax liability or benefit and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

Recent Accounting Standards

The Company has reviewed and considered all recent accounting pronouncements and believes there are none that could potentially have a material impact on its financial condition, results of operations or disclosures.

3. Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents consisted of money market instruments and cash maintained with various financial institutions at March 31, 2011 and 2010.

The following is a summary of marketable securities held by NetScout at March 31, 2011 classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security:			
U.S. government and municipal obligations	$ 86,670	$ (1)	$ 86,669
Commercial paper	24,111	(1)	24,110
Corporate bonds	13,364	17	13,381
Certificates of deposit	5,251	12	5,263
Auction rate securities	4,007	—	4,007
Total short-term marketable securities	133,403	27	133,430
Auction rate securities	19,784	(2,302)	17,482
U.S. government and municipal obligations	8,716	3	8,719
Corporate bonds	1,678	1	1,679
Total long-term marketable securities	30,178	(2,298)	27,880
Total marketable securities	$163,581	$(2,271)	$161,310

Maturity dates for short-term marketable securities held at March 31, 2011 range from April 2011 to March 2012. Maturity dates for long-term marketable securities held at March 31, 2011, which consist of auction rate securities, U.S. Treasury bills and corporate bonds, range from April 2012 to June 2038.

3. Cash, Cash Equivalents and Marketable Securities (Continued)

The following is a summary of marketable securities held by NetScout at March 31, 2010, classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security:			
U.S. government and municipal obligations	$ 42,026	$ 59	$ 42,085
Commercial paper	8,993	—	8,993
Corporate bonds	9,039	(15)	9,024
Certificates of deposit	10,761	—	10,761
Subtotal	70,819	44	70,863
Less: restricted investment	937	51	988
Total short-term marketable securities	69,882	(7)	69,875
Auction rate securities	32,399	(3,924)	28,475
U.S. government and municipal obligations	2,032	(4)	2,028
Corporate bonds	3,589	(2)	3,587
Certificates of deposit	3,266	(2)	3,264
Total long-term marketable securities	41,286	(3,932)	37,354
Total marketable securities	$111,168	$(3,939)	$107,229

Maturity dates for short-term marketable securities held at March 31, 2010 ranged from April 2010 to March 2011. Maturity dates for long-term marketable securities held at March 31, 2010, which consist of auction rate securities, corporate bonds and certificates of deposit, ranged from April 2011 to December 2039.

The Company's long-term marketable securities include investments in auction rate securities. Beginning in February 2008 and continuing through March 31, 2011, auctions have failed resulting in a lack of short-term liquidity for these securities, which has caused the Company to classify $17.5 million as long-term on its consolidated balance sheet. As of March 31, 2011, the Company's auction rate securities consisted of four positions issued by municipal agencies with a total par value of $23.8 million and a current estimated market value totaling $21.5 million. As of March 31, 2011, the portion of these investments reported under long-term marketable securities are AAA rated. The securities are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program and by monoline insurance companies.

During the year ended March 31, 2011, redemptions by the issuers for certain of the Company's auction rate securities totaled $8.6 million and were settled at par, providing liquidity for a portion of these securities. In addition, subsequent to our fiscal year ended March 31, 2011, a total of $4.0 million of auction rate securities were redeemed at par value. As a result, the Company has classified $4.0 million under short-term marketable securities on its consolidated balance sheet. All other auction rate securities are classified as long-term marketable securities.

At March 31, 2011, the Company valued its outstanding long-term auction rate securities at fair value using a discounted cash flow model. This model estimated future interest income using maximum rate formulas applicable to each of these securities which consider historical spreads for benchmark rates included in these

3. Cash, Cash Equivalents and Marketable Securities (Continued)

formulas as well as rates for U.S. Treasuries. The model then discounts the estimated future interest income using a risk based discount rate that considers known U.S. Treasury yields as of March 31, 2011, historical spreads in comparison to U.S. Treasuries, and a liquidity risk premium of 350 basis points. As these securities have retained investment grade credit ratings with Standard and Poor's, the Company has not applied a credit spread to its discount rate. The valuation also includes assumptions as to when these securities will return to liquidity, of which the weighted average period is estimated at between 51 and 55 months depending on the security being valued. This valuation resulted in a cumulative temporary decline in value of $2.3 million ($1.4 million, net of tax) as of March 31, 2011 recorded within accumulated other comprehensive income (loss) on the balance sheet. This represents a reduction in the valuation reserve of $1.6 million ($1.0 million, net of tax) during the fiscal year ended March 31, 2011 reflecting redemptions at par. The valuation is also impacted by changes in market interest rates used to value the securities. To the extent the Company determines that any impairment is other-than-temporary, the Company would record a charge to earnings.

The Company has the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs. Based on the Company's current cash position, expected operating cash flows and the Company's other sources of cash, the Company does not believe that it is more likely than not that it will be required to sell the securities before a recovery in the auction process or other liquidity event occurs. Additionally, the Company believes that the present value of expected future cash flows consisting of interest payments and the return of principal is sufficient to recover the amortized cost basis of the securities and expects to collect these cash flows. Therefore, the Company does not believe that the decline in value of its auction rate securities is other than temporary, or that any portion of the temporary decline is the result of a credit loss.

Restricted Investment

NetScout had a restricted investment account related to a deferred compensation plan which was liquidated during the fiscal year ended March 31, 2011. As of March 31, 2010, the balance of $988 thousand was included in prepaid and other current assets. As of March 31, 2010, there were unrealized gains of $51 thousand recorded as accumulated other comprehensive income (loss) related to this investment.

4. Fair Value Measurements

The Company follows the authoritative guidance for fair value measurements of its financial assets and financial liabilities.

The guidance clarifies the definition of fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The following summarizes the three-tier value hierarchy, which prioritizes, in descending order, the inputs used in measuring fair value as follows:

- Level I – Observable inputs for identical securities such as quoted prices in active markets,
- Level II – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, and
- Level III – Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

4. Fair Value Measurements (Continued)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including marketable securities and derivative financial instruments.

The Company's Level I investments are classified as such because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The Company's Level II investments are classified as such because fair value is being calculated using data from similar but not identical issues, or a discounted cash flow model using the contractual interest rate as compared to the underlying interest yield curve. The Company's short-term auction rate securities were also classified as Level II since the amount which was redeemed is based upon a redemption notice for an inactive market. The Company's long-term auction rate securities are classified as Level III of the fair value hierarchy due to the limited market data for pricing these securities and the subjective factors considered to create a liquidity discount. For further information on the Company's auction rate securities refer to Note 3. The Company's derivative financial instruments consist of forward foreign exchange contracts and are classified as Level II because the fair values of these derivatives are determined using models based on market observable inputs, including spot prices for foreign currencies and credit derivatives, as well as an interest rate factor. For further information on the Company's derivative instruments refer to Note 9.

The following table summarizes the valuation of the Company's financial assets and liabilities by the above categories as of March 31, 2011 (in thousands):

	Total Fair Value	Level I	Level II	Level III
ASSETS:				
Cash and cash equivalents	$ 67,168	$ 67,168	$ —	$ —
U.S. government and municipal obligations	95,388	95,388	—	—
Commercial paper	24,110	—	24,110	—
Corporate bonds	15,060	15,060	—	—
Certificate of deposits	5,263	—	5,263	—
Auction rate securities	21,489	—	4,007	17,482
Derivative financial instruments	158	—	158	—
	$228,636	$177,616	$33,538	$17,482
LIABILITIES:				
Derivative financial instruments	$ 92	$ —	$ 92	$ —
	$ 92	$ —	$ 92	$ —

4. Fair Value Measurements (Continued)

The following table provides a reconciliation of assets classified as Level III measured at fair value using significant unobservable inputs for the years ended March 31, 2011 and 2010 (in thousands):

	March 31,	
	2011	2010
Balance at beginning of period	$28,475	$29,528
Change in accrued interest receivable	(8)	(112)
Change in valuation	600	(364)
Redemptions	(8,600)	(650)
Transfers in and/or out of Level III	(4,007)	—
Reversal of temporary loss on redeemed securities	1,022	73
Balance at end of period	$17,482	$28,475

The amount reclassified to Level II during the year ended March 31, 2011 represents an auction rate security holding that was redeemed in April 2011.

5. Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the FIFO method. Inventories consist of the following (in thousands):

	March 31,	
	2011	2010
Raw materials	$4,548	$5,184
Work in process	27	269
Finished goods	4,350	3,728
	$8,925	$9,181

6. Fixed Assets

Fixed assets consist of the following (in thousands):

	Estimated Useful Life In Years	March 31,	
		2011	2010
Furniture and fixtures	3-7	$ 2,442	$ 3,149
Computer equipment and internal use software	3-5	38,690	35,081
Demonstration and spare part units	2	3,517	3,966
Leasehold improvements	4-12	6,242	4,941
		50,891	47,137
Less – accumulated depreciation		(37,424)	(34,364)
		$ 13,467	$ 12,773

Depreciation expense on fixed assets for the years ended March 31, 2011, 2010 and 2009 was $7.8 million, $8.3 million and $7.8 million, respectively.

7. Goodwill & Acquired Intangible Assets

Goodwill

The carrying amount of goodwill was $128.2 million as of March 31, 2011 and 2010. The Company's goodwill resulted from the acquisition of Network General in November 2007, the acquisition of substantially all of the assets of Quantiva, Inc. in April 2005 and the acquisition of NextPoint Networks, Inc. in July 2000.

Acquired Intangible Assets

The net carrying amounts of acquired intangible assets were $47.7 million and $53.6 million as of March 31, 2011 and 2010, respectively. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired trade name, which has an indefinite life and thus is not amortized. The carrying value of the indefinite lived trade name will be evaluated for potential impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Acquired intangible assets consist of the following as of March 31, 2011 (in thousands):

	Cost	Accumulated Amortization	Net
Acquired software	$19,900	$(13,598)	$ 6,302
Customer relationships	29,200	(6,437)	22,763
Indefinite lived trade name	18,600	—	18,600
Net beneficial leases	336	(315)	21
	$68,036	$(20,350)	$47,686

Acquired intangible assets consist of the following as of March 31, 2010 (in thousands):

	Cost	Accumulated Amortization	Net
Acquired software	$19,900	$ (9,618)	$10,282
Customer relationships	29,200	(4,553)	24,647
Indefinite lived trade name	18,600	—	18,600
Net beneficial leases	336	(292)	44
	$68,036	$(14,463)	$53,573

Amortization of acquired software included as cost of product revenue was $4.0 million for the fiscal years ended March 31, 2011, 2010 and 2009. Amortization of other acquired intangible assets included as operating expense was $1.9 million, $2.1 million and $2.0 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

7. Goodwill & Acquired Intangible Assets (Continued)

The following is the expected future amortization expense as of March 31, 2011 for the years ended March 31 (in thousands):

2012	$ 5,885
2013	4,206
2014	1,884
2015	1,884
2016	1,884
Thereafter	13,343
Total	$29,086

The weighted average useful life of acquired intangible assets is 11 years.

8. Capitalized Software Development Costs

Net capitalized software development costs for NetScout's nGenius Service Delivery Manager product totaled $255 thousand and $408 thousand at March 31, 2011 and 2010, respectively. This product was released on June 29, 2010, and is being amortized on a straight-line basis over two years. Amortization included as cost of product revenue related to this product was $153 thousand for the fiscal year ended March 31, 2011.

9. Derivative Instruments and Hedging Activities

NetScout operates internationally and, in the normal course of business, is exposed to fluctuations in foreign currency exchange rates. The exposures result from costs that are denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound, Canadian Dollar, and Indian Rupee. During the year ended March 31, 2010, the Company began managing its foreign cash flow risk by hedging forecasted cash flows for operating expenses denominated in foreign currencies for up to twelve months, within specified guidelines through the use of forward contracts. The Company enters into foreign currency exchange contracts to hedge cash flow exposures from costs that are denominated in currencies other than the U.S. dollar. These hedges are designated as cash flow hedges at inception.

All of the Company's derivative instruments are utilized for risk management purposes, and the Company does not use derivatives for speculative trading purposes. As of March 31, 2011 and 2010, the Company had open contracts with notional amounts totaling $10.9 million and $9.4 million, respectively. These contracts will mature over the next twelve months and are expected to impact earnings on or before maturity.

The location and amounts of derivative fair values on the consolidated balance sheets as of March 31, 2011 and 2010 were as follows (in thousands):

		Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Derivatives Designated as Hedging Instruments:					
Forward contracts	Other current assets / accrued other liabilities	$158	$94	$92	$359

9. Derivative Instruments and Hedging Activities (Continued)

The following table provides the effect foreign exchange forward contracts had on other comprehensive income (loss), or OCI, and results of operations as of March 31, 2011 and 2010 (in thousands):

	Effective Portion					Ineffective Portion		
	Gain (Loss) Recognized in OCI on Derivative (a)		Gain (Loss) Reclassified from Accumulated OCI into Income (b)			Gain (Loss) Recognized in Income (Amount Excluded from Effectiveness Testing) (c)		
Derivatives in Cash Flow Hedging Relationships	March 31, 2011	March 31, 2010	Location	March 31, 2011	March 31, 2010	Location	March 31, 2011	March 31, 2010
Forward contracts . . .	$3	$(474)	Research and development	$ (13)	$ (6)	Research and development	$(43)	$(3)
			Sales and marketing	349	(209)	Sales and marketing	9	1
	$3	$(474)		$336	$(215)		$(34)	$(2)

(a) The amount represents the change in fair value of derivative contracts due to changes in spot rates.

(b) The amount represents reclassification from other comprehensive income to earnings that occurs when the hedged item affects earnings.

(c) The amount represents the change in fair value of derivative contracts due to changes in the difference between the spot price and forward price that is excluded from the assessment of hedge effectiveness and therefore recognized in earnings. No amounts were recognized in income due to ineffectiveness. No gains or losses were reclassified as a result of discontinuance of cash flow hedges.

10. Long-term Debt

In December 2007, the Company entered into a credit facility with a syndicate of lenders led by KeyBank National Association, or KeyBank, providing a term loan of $100 million and a $10 million revolving credit facility, or the Credit Facility, pursuant to a Credit Agreement, dated as of December 21, 2007, as amended, by and among the Company, KeyBank and the other parties thereto, or the Credit Agreement. The proceeds of the $100 million term loan were used to redeem all of the Company's outstanding senior secured floating rate notes issued in connection with the acquisition of Network General on November 1, 2007. No amounts were outstanding under the revolving credit facility as of March 31, 2011.

At the Company's election, revolving loans and the term loan under the Credit Agreement bear interest at either (1) a rate per annum equal to the greater of KeyBank's prime rate or 0.5% in excess of the federal funds effective rate, or the Alternative Base Rate, or (2) the one-, two-, three-, or six-month per annum LIBOR, as selected by the Company, multiplied by the statutory reserve adjustment, collectively the Eurodollar Rate, in each case plus an applicable margin. The applicable margin varies depending on the Company's consolidated leverage ratio ranging from 175 basis points for Alternative Base Rate loans and 300 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 2.50 to 1.00 or higher, down to 75 basis points for Alternative Base Rate loans and 200 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 1.00 to 1.00 or less. The consolidated leverage ratio is the ratio of funded indebtedness to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA). At March 31, 2010, the term loan incurred interest at 2.688%. As of March 31, 2011, the applicable interest rate on the term loan was 2.500%, and the Company expects this to be the rate in effect until September 30, 2011.

10. Long-term Debt (Continued)

Payments of principal on the term loan commenced on March 31, 2008, and will be made in regular quarterly installments. As of March 31, 2011, the aggregate annual repayment amounts are as follows for the years ended March 31 (in thousands):

2012	$15,000
2013	53,106
Total	$68,106

The Credit Agreement contains financial covenants that stipulate a maximum leverage ratio of 3.00 to 1.00 and a minimum fixed-charge coverage ratio of 1.25 to 1.00. As of March 31, 2011, the Company was in compliance with all covenants. Substantially all of the Company's assets serve as collateral under the Credit Agreement. Subject to certain exceptions, the Credit Agreement contains provisions for mandatory prepayments including from (a) 100% of the net proceeds from certain asset sales by the Company and its subsidiaries, (b) 100% of the net proceeds from the issuance of debt, (c) annually, subject to the Company's leverage ratio, either 25% or 50% of the annual excess cash flow of the Company and its subsidiaries as defined in the Credit Agreement, (d) 50% of the net proceeds from the issuance of equity by the Company and its subsidiaries and (e) 100% of the net proceeds from insurance recovery and condemnation events of the Company and its subsidiaries. The Company made a $3.1 million payment during the second quarter of fiscal year 2010 as a result of the annual excess cash flow calculation based on the year ended March 31, 2009 financial results. An excess cash flow payment was not triggered for the years ended March 31, 2011 and 2010. The Company may also prepay loans under the Credit Agreement, including the term loan, at any time, without penalty, subject to certain notice requirements.

11. Net Income Per Share

Calculations of the basic and diluted net income per share and potential common shares are as follows (in thousands, except share and per share data):

	Year Ended March 31,		
	2011	2010	2009
Basic:			
Net income	$ 37,265	$ 27,917	$ 20,048
Weighted average common shares outstanding	42,058,562	40,690,854	39,351,294
Basic net income per share	$ 0.89	$ 0.69	$ 0.51
Diluted:			
Net income	$ 37,265	$ 27,917	$ 20,048
Weighted average common shares outstanding	42,058,562	40,690,854	39,351,294
Weighted average stock options	320,277	710,763	1,026,331
Weighted average restricted stock units	594,527	513,402	547,711
Diluted weighted average shares	42,973,366	41,915,019	40,925,336
Diluted net income per share	$ 0.87	$ 0.67	$ 0.49

11. Net Income Per Share (Continued)

The following table sets forth options and restricted stock units excluded from the calculation of diluted net income per share, since their inclusion would be antidilutive. This is due to the exercise prices exceeding the average market price of the Company's common stock during the years ended March 31, 2011, 2010 and 2009.

	Year Ended March 31,		
	2011	2010	2009
Stock options	14,301	200,497	223,719
Restricted stock units	5,630	5,697	30,903

12. Treasury Stock

On September 17, 2001, the Company announced an open market stock repurchase program to purchase up to one million shares of outstanding Company common stock, subject to market conditions and other factors. Any purchases under the Company's stock repurchase program may be made from time to time without prior notice. On July 26, 2006, the Company announced that it had expanded the existing open market stock repurchase program to enable the Company to purchase up to an additional three million shares of the Company's outstanding common stock, bringing the total number of shares authorized for repurchase to four million shares. Through March 31, 2011, the Company had repurchased a total of 486,794 shares of common stock through the open market stock repurchase program. The Company did not repurchase any shares under the program during the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

In connection with the vesting and release of the restriction on previously vested shares of restricted stock, the Company repurchased 164,074 shares for $3.7 million and 188,567 shares for $2.8 million related to minimum statutory tax withholding requirements on these restricted stock units during the fiscal years ended March 31, 2011 and 2010. The Company did not have any such repurchases during the fiscal year ended March 31, 2009. These repurchase transactions do not fall under the repurchase program described above, and therefore do not reduce the amount that is available for repurchase under that program.

13. Stock Plans

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan (1999 Stock Option Plan). The 1999 Stock Option Plan, which was replaced by the 2007 Equity Incentive Plan effective September 12, 2007, provided for the grant of share-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout could grant options that were intended to qualify as incentive stock options, options not intended to qualify as incentive stock options, restricted stock and other share-based awards. Incentive stock options could be granted only to employees of NetScout. As of March 31, 2011, options to purchase an aggregate of 325,519 shares of common stock at a weighted average exercise price of $6.48 per share were outstanding under the 1999 Stock Option Plan. No additional grants can be made under the 1999 Stock Option Plan.

2007 Equity Incentive Plan

In September 2007, the 2007 Equity Incentive Plan (2007 Plan), replaced the 1999 Stock Option Plan. The 2007 Plan permits the granting of stock options, restricted stock and restricted stock units, collectively referred to as "share-based awards." Periodically, the Company grants share-based awards to employees and officers of the

13. Stock Plans (Continued)

Company and its subsidiaries. The Company accounts for these share-based awards in accordance with GAAP, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to its employees and directors. Share-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period. A total of 5,000,000 equity awards are reserved for issuance under the 2007 Plan. As of March 31, 2011, an aggregate of 1,411,251 equity awards were outstanding under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors. For administrative convenience, the Board of Directors established the Equity Compensation Committee, which was responsible until April 29, 2009 for granting share-based awards to employees and consultants of the Company who are not directors or executive officers of the Company. The Equity Compensation Committee operated under guidelines established by the Board of Directors. The Equity Compensation Committee had the authority to select the employees and consultants to whom awards are granted (except for directors and executive officers) and determine the terms of each award, including the number of shares of common stock subject to the award. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Share-based awards generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout).

Based on historical experience, the Company assumed an annualized forfeiture rate of 0% for awards granted to its directors during fiscal years 2011, 2010 and 2009, and an annualized forfeiture rate of 10% for awards granted to its senior executives and remaining employees during fiscal years 2011, 2010 and 2009.

The following is a summary of share-based compensation expense for the years ended March 31, 2011, 2010 and 2009 (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Cost of product revenue	$ 134	$ 129	$ 119
Cost of service revenue	218	237	217
Research and development	1,651	1,364	1,278
Sales and marketing	2,527	2,299	2,232
General and administrative	1,909	1,427	1,276
	$6,439	$5,456	$5,122

13. Stock Plans (Continued)

Transactions under the 1999 Stock Option Plan and the 2007 Equity Incentive Plan during the fiscal year ended March 31, 2011 are summarized as follows:

	Stock Options		Restricted Stock Units	
	Number of Shares	Weighted Average Exercise Price	Number of Awards	Weighted Average Fair Value
Outstanding — March 31, 2008	2,715,961	$ 6.49	2,287,016	$ 9.11
Granted	—	—	263,102	11.65
Exercised (Options)/Issued (RSU's)	(819,580)	5.58	(621,445)	8.84
Canceled	(3,450)	6.22	(176,972)	9.21
Outstanding — March 31, 2009	1,892,931	6.89	1,751,701	9.58
Granted	—	—	120,279	11.19
Exercised (Options)/Issued (RSU's)	(1,026,771)	5.64	(651,666)	9.21
Canceled	(52,419)	20.50	(107,938)	9.64
Outstanding — March 31, 2010	813,741	7.60	1,112,376	9.96
Granted	—	—	928,596	13.67
Exercised (Options)/Issued (RSU's)	(450,432)	7.50	(504,393)	10.81
Canceled	(37,790)	19.42	(117,720)	9.87
Outstanding — March 31, 2011	325,519	$ 6.35	1,418,859	$ 12.35

As of March 31, 2011, there were 2,156,693 shares of common stock available for grant under the 2007 Plan.

Shares issued upon exercise of options are issued from new shares of the Company. The Company does not currently expect to repurchase shares from any source to satisfy its obligations under the 2007 Plan.

The aggregate intrinsic values of stock options and restricted stock units as of March 31, 2011, 2010 and 2009 were as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Options:			
Outstanding(1)	$ 6,825	$ 6,084	$ 3,177
Exercisable(1)	$ 6,825	$ 6,084	$ 3,158
Restricted Stock Units(2)	$38,763	$16,452	$12,542

(1) The aggregate intrinsic values in this table were calculated based on the positive difference between the closing market value of the Company's common stock on March 31, 2011 ($27.32), 2010 ($14.79) and 2009 ($7.16) and the exercise price of the underlying options.

(2) The aggregate intrinsic values in this table were calculated based on the closing market value of the Company's common stock on March 31, 2011 ($27.32), 2010 ($14.79) and 2009 ($7.16) for the underlying restricted stock units.

As of March 31, 2011, there was no unrecognized compensation cost related to stock options.

13. Stock Plans (Continued)

As of March 31, 2011, the total unrecognized compensation cost related to restricted stock unit awards was $11.0 million, which is expected to be amortized over a weighted-average period of 1.7 years.

14. Retirement Plan

In 1996, NetScout established an employee savings plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. NetScout matches 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $1.8 million, $1.9 million and $1.7 million to the plan for the years ended March 31, 2011, 2010 and 2009, respectively.

15. Income Taxes

Income before income tax expense consisted of the following (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Domestic	$53,008	$40,371	$28,284
Foreign	3,285	2,700	2,757
	$56,293	$43,071	$31,041

The components of the income tax expense are as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Current income tax expense:			
Federal	$13,197	$ 8,499	$ 369
State	1,268	611	232
Foreign	1,104	856	1,101
	15,569	9,966	1,702
Deferred income tax expense (benefit):			
Federal	2,967	4,825	8,606
State	492	363	685
	3,459	5,188	9,291
	$19,028	$15,154	$10,993

15. Income Taxes (Continued)

The income tax expense computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year Ended March 31,		
	2011	2010	2009
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal tax effect	3.0	3.1	3.1
Tax-exempt interest	(0.1)	(0.2)	(1.3)
Research and development tax credits	(2.1)	(1.7)	(3.4)
Tax rate differential of foreign operations	(0.2)	(0.2)	(0.4)
Meals and entertainment	0.6	0.7	1.2
Domestic production activities deduction	(3.0)	(1.7)	(0.2)
Other	0.6	0.2	1.4
	33.8%	35.2%	35.4%

Deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if, based on management's review of both positive and negative evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized. A valuation allowance has been established for federal foreign tax credits related to the Network General acquisition, which the Company believes do not meet the "more likely than not" criteria established under generally accepted accounting standards for income taxes. If it is later determined the Company is able to use all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through a charge to income tax expense in the period such determination is made. Deferred income taxes were not provided on approximately $11.9 million of undistributed earnings of certain foreign subsidiaries as of March 31, 2011 because such undistributed foreign earnings are to be indefinitely reinvested outside of the United States.

At March 31, 2011, the Company had United States federal net operating loss carryforwards of $49.8 million. At March 31, 2011, the Company had state net operating loss carryforwards of $68.5 million. At March 31, 2011, the Company had gross federal and state research and development tax carryforwards of $2.2 million. The net operating loss and credit carryforwards will expire at various dates beginning in 2023 and extending through 2027, if not utilized. Utilization of the net operating losses and credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state tax provisions.

15. Income Taxes (Continued)

The components of net deferred tax assets are as follows (in thousands):

	Year Ended March 31,	
	2011	2010
Assets:		
Accrued expenses	$ 3,475	$ 2,923
Depreciation	1,639	619
Deferred revenue	6,750	6,798
Reserves	648	603
Net operating loss carryforwards	20,933	23,504
Tax credit carryforwards	1,994	1,994
Share-based compensation	522	—
Auction rate securities temporary impairment	883	1,506
Other	434	160
	37,278	38,107
Liabilities:		
Intangible assets	(8,479)	(4,978)
Share-based compensation	—	(120)
Valuation allowance	(249)	(249)
	$28,550	$32,760

The Company files U.S. federal tax returns and files returns in various states, local and foreign jurisdictions. With respect to the U.S. federal and primary state jurisdictions, the Company is no longer subject to examinations by tax authorities for tax years before 2007, although carryforward attributes that were generated prior to 2007 may still be adjusted upon examination if they either have been or will be used in a future period. The Company also receives inquiries from various tax jurisdictions during the year, and some of those inquiries may include an audit of the tax return previously filed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal years ended March 31, 2011 and 2010 is as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Balance at April 1,	$349	$314	$135
Additions based on tax positions related to the current year	34	35	53
Additions for tax positions of prior years	—	—	126
Balance at March 31,	$383	$349	$314

The Company does not expect its unrecognized tax benefit to change significantly during the next twelve months.

Significant accounting judgments and estimates are made when determining whether it is more likely than not that the Company's deferred income tax assets will be realized and, accordingly, do not require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and the Company's financial results could be materially and adversely impacted in the future. If the

15. Income Taxes (Continued)

Company determines that it will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be charged to income tax expense in the period such determination is made.

16. Commitments and Contingencies

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $5.6 million, $6.5 million and $6.8 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

As of March 31, 2011, future non-cancelable minimum lease commitments (including office space, copiers and automobiles) are as follows (in thousands):

Year Ending March 31,	
2012	$ 3,981
2013	3,632
2014	3,390
2015	3,416
2016	3,420
Remaining years	19,773
Total minimum lease payments	$37,612

Contingencies

From time to time, NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims, if determined adversely, will not have a significant adverse effect on NetScout's financial position or results of operations.

17. Segment and Geographic Information

The Company reports revenues and income under one reportable industry segment. The Company's management assesses operating results on an aggregate basis to make decisions about the allocation of resources.

The Company manages its business in the following geographic areas: United States, Europe, Asia and Rest of the world. In accordance with United States export control regulations, the Company does not sell or do business with countries subject to economic sanctions and export controls.

Total revenue by geography is as follows (in thousands):

	Year Ended March 31,		
	2011	2010	2009
United States	$211,711	$189,517	$199,737
Europe	37,921	35,072	37,618
Asia	16,260	13,694	12,973
Rest of the world	24,648	22,059	17,276
	$290,540	$260,342	$267,604

17. Segment and Geographic Information (Continued)

The United States revenue includes sales to resellers in the United States. These resellers fulfill customer orders and may subsequently ship the Company's products to international locations. The Company reports these shipments as United States revenue since the Company ships the products to a United States location. Revenue attributable to locations outside of the United States is a result of export sales. Substantially all of the Company's identifiable assets are located in the United States.

18. Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure in these financial statements. No material subsequent events have occurred since March 31, 2011 that required recognition or disclosure in these financial statements.

On April 1, 2011, the Company completed the acquisition of Psytechnics, Ltd., a provider of IP voice, video and telepresence technologies that proactively assure the user experience for unified communications services. The acquisition will be accounted for under the acquisition method of accounting with the operations of Psytechnics included in the Company's operating results from the date of acquisition.

19. Quarterly Results of Operations – Unaudited

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended March 31, 2011 and 2010. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended (in thousands, except per share data)							
	March 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009
Revenue	$77,980	$76,336	$69,413	$66,811	$71,874	$70,715	$59,691	$58,062
Gross profit	$61,593	$60,244	$55,106	$52,236	$56,256	$55,310	$46,818	$45,894
Net income	$10,771	$11,101	$ 8,248	$ 7,145	$ 7,053	$ 8,541	$ 7,086	$ 5,237
Diluted net income per share	$ 0.25	$ 0.26	$ 0.19	$ 0.17	$ 0.17	$ 0.20	$ 0.17	$ 0.13

NetScout Systems, Inc.
Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Year	Additions Resulting in Charges to Operations	Charges to Other Accounts	Deductions Due to Write-Offs	Balance at End of Year
Year ended March 31, 2009					
Allowance for doubtful accounts	$ 86	$608	$ —	$(122)	$572
Deferred tax asset valuation allowance	$3,505	$—	$(3,256)(1)	$ —	$249
Year ended March 31, 2010					
Allowance for doubtful accounts	$ 572	$187	$ —	$(332)	$427
Deferred tax asset valuation allowance	$ 249	$—	$ —	$ —	$249
Year ended March 31, 2011					
Allowance for doubtful accounts	$ 427	$ 8	$ 35	$(124)	$346
Deferred tax asset valuation allowance	$ 249	$—	$ —	$ —	$249

(1) Adjustment recorded to goodwill.

CORPORATE INFORMATION

Board of Directors

Anil K. Singhal
Chairman of the Board, President
and Chief Executive Officer
NetScout Systems, Inc.

Victor A. DeMarines
President and Chief Executive Officer (Retired)
MITRE Corporation

John R. Egan
Managing Partner
Egan-Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Stuart M. McGuigan
Senior Vice President and
Chief Information Officer
CVS Caremark Corporation

Vincent J. Mullarkey
Senior Vice President, Finance
and Chief Financial Officer (Retired)
Digital Equipment Corporation

Stephen G. Pearse
Principal
Yucatan Rock, Inc. and Common Angels

Executive Officers

Anil K. Singhal
Founder, Chairman of the Board,
President and Chief Executive Officer

Michael Szabados
Chief Operating Officer

David P. Sommers
Senior Vice President, General Operations
and Chief Financial Officer

John W. Downing
Senior Vice President, Worldwide Sales Operations

Jean A. Bua
Chief Accounting Officer, Vice President of Finance

Corporate Headquarters

310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com

Form 10-K

Stockholders may obtain free of charge copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's Web site www.sec.gov or by contacting NetScout Investor Relations or by visiting our Web site: www.netscout.com/investors

Investor Relations

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Email: IR@netscout.com

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 7, 2011

Legal Counsel

Cooley LLP
Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Stockholder Inquiries:
Telephone (877) 239-1247
www.melloninvestor.com

Common Stock

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Global Select Market under the symbol "NTCT"

NTCT
NASDAQ
GLOBAL SELECT



Corporate Headquarters
310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com